Form 20-F
period 2015-06-30
Zhaopin Ltd
filed 2015-11-16
CIK 1378564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 124,882,170 ordinary shares, par value US$0.01 per share, being the sum of 39,955,627 Class A ordinary shares and 84,926,543 Class B ordinary shares as of June 30, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      ☐   Yes   ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐   Yes   ☒   No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒    Yes    ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☒    Yes    ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures about Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our ability to retain and grow our user and customer base for our online career platform;

•	the growth of, and trends in, the markets for our services in China;

•	the demand for and market acceptance of our brand and services;

•	our ability to develop and provide new products or service offerings to our users and customers;

•	competition in our industry in China;

•	our ability to maintain the network infrastructure necessary to operate our website and mobile applications;

•	relevant government policies and regulations relating to our corporate structure, business and industry; and

•	our ability to protect our users' information and adequately address privacy concerns

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

Our summary consolidated statements of operations data presented below for the fiscal years ended June 30, 2013, 2014 and 2015 and our balance sheet data as of June 30, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

On June 20, 2014, Zhaopin completed the acquisition from Jobs DB Inc. (“Jobs DB”) of Jobs DB China Investments Limited (“Jobs DB China”) and its consolidated affiliates, Guangzhou Houbo Information Technology Co., Ltd. (“Guangzhou Houbo”) and Shenzhen Xijier Human Resources Co., Ltd. (“Shenzhen Xijier”, and together with Jobs DB China and Guangzhou Houbo, collectively, “CJOL”). As Jobs DB China and Zhaopin were under common control by SEEK International Investments Pty Ltd., or SEEK, both before and after our acquisition of Jobs DB China on June 20, 2014, the consolidated financial data presented below has been prepared as if Jobs DB China had been owned and operated by Zhaopin throughout the periods presented since the inception of common control, when SEEK obtained control of Zhaopin Limited on February 19, 2013. The consolidated financial data for the year ended June 30, 2013 reflects the results of the combined entities and businesses of Zhaopin Limited and CJOL accordingly. The consolidated financial data set forth below as of and for each of the fiscal years ended June 30, 2013 and 2014, respectively, may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to Jobs DB China if we had owned and operated it throughout those years.

Our historical results are not necessarily indicative of our results for future periods.

	For the fiscal year ended June 30,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Summary Consolidated Statements of Operations Data
Revenues:
Online recruitment services	692,779	769,105	882,474	1,069,351	172,476
Other services revenues	128,753	139,778	197,282	220,573	35,576
Total revenues	821,532	908,883	1,079,756	1,289,924	208,052
Less: Business tax and surcharges	(48,636)	(42,023)	(22,023)	(18,649)	(3,008)
Net revenues	772,896	866,860	1,057,733	1,271,275	205,044
Cost of services(1)	(60,534)	(68,489)	(95,353)	(115,918)	(18,696)
Gross profit	712,362	798,371	962,380	1,155,357	186,348
Operating expenses:
Sales and marketing expenses(1)	(374,511)	(414,436)	(506,224)	(615,225)	(99,230)
General and administrative expenses(1)	(152,784)	(175,491)	(229,230)	(254,011)	(40,970)
Total operating expenses	(527,295)	(589,927)	(735,454)	(869,236)	(140,200)
Income from operations	185,067	208,444	226,926	286,121	46,148
Other (expenses)/income:
Foreign currency exchange (loss)/gain	(32)	(28)	618	1,107	179
Interest income, net	15,257	14,672	7,328	20,091	3,240
Other income/(expenses), net	668	2,869	1,709	(888)	(143)
Income before income tax expenses	200,960	225,957	236,581	306,431	49,424
Income tax expenses	(30,243)	(70,156)	(49,928)	(53,809)	(8,679)
Net income	170,717	155,801	186,653	252,622	40,745
Add: Net loss/(income) attributable to noncontrolling interests	—	32	(763)	(1,404)	(226)
Net Income attributable to Zhaopin Limited’s shareholders	170,717	155,833	185,890	251,218	40,519
Less: Deemed dividend to a preferred shareholder(2)	—	(265,032)	—	—	—
Income allocated to participating preferred shareholders(3)	(166,764)	—	(708)	—	—
Net income/(loss) attributable to ordinary shareholders	3,953	(109,199)	185,182	251,218	40,519
Net income/(loss) per share:
—Basic	1.95	(20.53)	2.21	2.42	0.39
—Diluted	1.68	(20.53)	1.97	2.23	0.36
Net income/(loss) per ADS(4):
—Basic	3.90	(41.06)	4.42	4.84	0.78
—Diluted	3.36	(41.06)	3.94	4.46	0.72
Weighted average number of shares used in computing net income/(loss) per share:
—Basic	2,027,680	5,319,527	83,891,097	103,940,977	103,940,977
—Diluted	101,331,124	5,319,527	94,425,823	112,486,432	112,486,432

(1)	Including share-based compensation expenses as set forth below:

	For the fiscal year ended June 30,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expense:
Cost of services	345	239	102	35	6
Sales and marketing expenses	1,664	1,555	678	235	38
General and administrative expenses	6,243	3,911	29,463	23,177	3,738

(2)	In February 2013, the Company repurchased 12,857,143 series E preferred shares of the Company from Macquarie Zhaopin Holdings Limited for a total consideration of US$67.5 million. The Company accounted for the transaction as an extinguishment of preferred shares. No gains or losses were recognized from the repurchase of these convertible preferred shares. The excess of the consideration transferred over the carrying amount of the preferred shares surrendered, amounting to RMB265,032 was recognized as a deemed dividend, and resulted in an increase in net loss attributable to ordinary shareholders. The repurchased Series E Preferred Shares were then retired by the Company.

(3)	Immediately prior to the completion of our initial public offering in June 2014, all shares of the Company then outstanding were redesignated into Class B ordinary shares on a one-for-one basis.

(4)	Each ADS represents two Class A ordinary shares.

	As of June 30,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	617,840	410,544	1,035,425	1,368,943	220,797
Restricted cash	—	14,872	8,024	6,103	984
Time deposits and restricted time deposits	—	519,450	493,265	535,024	86,294
Property and equipment, net	26,905	32,999	46,271	49,706	8,017
Goodwill	—	62,548	62,548	62,548	10,088
Total assets	733,074	1,153,371	1,779,650	2,248,045	362,588
Deferred revenues	330,039	390,661	488,669	603,193	97,289
Short-term bank loan	—	212,259	—	—	—
Current portion of long-term bank loans	—	36,444	128,135	121,584	19,610
Long-term bank loans	—	162,864	291,044	158,755	25,606
Total liabilities	448,094	1,103,132	1,161,847	1,217,261	196,332
Total mezzanine equity	957,803	1,389	—	—	—
Total shareholders’ (deficit)/equity	(672,823)	48,850	617,803	1,030,784	166,256

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2000 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on June 30, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 6, 2015, the certified exchange rate was RMB6.3180 to US$1.00.

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

Period	Exchange Rates
	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015
May	6.1980	6.2035	6.2086	6.1958
June	6.2000	6.2052	6.2086	6.1976
July	6.2097	6.2085	6.2097	6.2008
August	6.3760	6.3383	6.4122	6.2086
September	6.3556	6.3676	6.3836	6.3544
October	6.3180	6.3505	6.3591	6.3180
November(through November 6, 2015)	6.3180	6.3215	6.3357	6.3180

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Any major financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in business and consumer confidence, may materially and adversely affect our business and results of operations.

Any actual or perceived threat of a financial or economic crisis in China could have a material and adverse impact on our business and results of operations. It is very difficult to predict how the Chinese economy may develop in the future and whether it might experience a financial or economic crisis in a manner and scale similar to what the United States and other developed countries have experienced in recent years. Any continuing or worsening slowdown in China’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. The Chinese economy was negatively affected by global financial crises in the past and may be further negatively impacted by uncertainties in global economy. Recently, there has been increasing concerns that the growth rate of China’s gross domestic product is slowing, which weighs on enterprises in China, including us. The Chinese government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures, among other factors, have contributed to a slowdown of the Chinese economy. According to the preliminary estimation by the National Bureau of Statistics of China, in 2014 China’s GDP growth rate was 7.4%, which was the lowest since the first quarter of 2009. In response to uncertain economic conditions, employers may defer, reduce or stop hiring new employees. To the extent that any fluctuations in the Chinese economy significantly affect employers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

We face significant competition and may suffer from a loss of users and customers as a result.

The markets for our products and services are highly competitive and rapidly evolving. We face constant pressure to attract and retain users and customers, expand the market for our products and services and incorporate new capabilities and technologies. We face competition in our various lines of services from competitors who focus exclusively on recruitment and career-related services, such as 51job.com, those that offer recruitment as part of their services, such as 58.com, and niche market players that focus on certain industry verticals, such as technology, or user segments, such as job seekers for high-end positions. Other large internet companies, social networking services websites and classified advertisement websites have also entered the market for online recruitment services. In addition, we face competition from professional networking websites and existing participants in the offline recruitment industry who may develop online recruitment services and products.

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

We rely on the internet for a majority of our revenues. Currently, internet access in China tends to be more expensive, slower, and subject to many social and political uncertainties, and suffers from a more limited capacity of software, hardware and network infrastructure than in many developed countries. As a result, internet penetration rates are lower in China than in many developed countries. Also, many of our potential users, particularly smaller companies, have not historically utilized the internet as a recruiting tool, and not all job seekers use the internet to look for jobs. Our future results of operations also depend upon the increase in acceptance and use of the internet for the provision of recruitment services in China. If internet penetration rates in China do not continue to grow or internet-based recruiting does not gain wider acceptance, our business, prospects and results of operations could be materially and adversely harmed.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of our users and, in turn, enhancing our attractiveness to customers. We have conducted and may continue to conduct various marketing and brand promotion activities, including print and television advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In China, we market our services under the brand “智联招聘” or “Zhilian Zhaopin” in Chinese pinyin. However, "招", "聘", the last two Chinese characters of our Chinese brand, means “hire” or “recruit” in Chinese and is the generic description of the services we provide. As a result, "招聘" is not eligible for intellectual property protection under the PRC law. Competitors may use the Chinese characters in their marketing efforts, potentially diluting the strength of our brand. In addition, any negative publicity relating to our products or services, regardless of its veracity, could harm our brand and the perception of our brand in the market. If our brand is harmed, we may not be able to continue to attract a growing user base, which may materially and adversely affect our business, results of operations and financial condition.

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

In addition to the impact of economic uncertainty in China resulting from the global financial crisis, our results of operations in the past were primarily affected by costs and expenses required to grow our customer and user base, promote our brand, develop our products and services and operate our websites. We expect that we will continue to be subject to the effects of general economic conditions in China and to incur product development, sales and marketing expenses and other costs to launch new services and grow our customer and user bases. We anticipate that expenses associated with our sales force will continue to grow as we expand into new markets. We may incur net losses in the future and you should consider our future prospects in light of the risks and uncertainties that are often involved for companies in a rapidly evolving industry. The market for online recruitment services in China is relatively new and may not develop as expected, if at all. In addition, the success of other recruitment services companies both globally and in China may not be indicative of our future financial performance.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of the services we provide. Our total revenues increased from RMB908.9 million in the fiscal year ended June 30, 2013 to RMB1,079.8 million in the fiscal year ended June 30, 2014 and to RMB1,289.9 million (US$208.1 million) in the fiscal year ended June 30, 2015. Our anticipated future growth will likely place significant demand on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our sales and marketing capabilities. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be severely harmed, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenues to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected.

Online businesses of our nature tend to involve certain fixed cost bases, and our ability to achieve desired operating margins in our recruitment business depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenues to offset the associated fixed and variable costs. Our fixed costs typically include compensation of employees for our general administration functions, data storage and bandwidth expenses and office rental expenses. Our variable costs typically include sale commissions and bonuses, campus recruitment subcontracting costs, print publishing and distribution costs and candidate assessment sub-contracting costs. Once we establish the technology and network infrastructure to support an online business model, the incremental cost of adding new job postings and resumes online will be relatively insignificant and we can serve additional customers and users with decreasing average cost as our online recruiting services business expands. If we are unable to maintain economies of scale, our operating margin may decrease and our results of operations may be materially and adversely affected.

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

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees, and in particular upon our senior management team led by Mr. Evan Sheng Guo, our director and chief executive officer, and Mr. James Jianmin Guo, our chief financial officer. Competition for senior management and key personnel is intense and the pool of qualified candidates is to an extent limited. From time to time, some of our senior officers may choose to leave our company for various reasons, including change of interests or career development plans, compensation, or working relations with our board or with other team members, which could result in management turnover. If we are unable to retain the services of our current senior management team or other key personnel or properly manage the working relationship among our management and employees, this may mean we will become exposed to legal or administrative proceedings or adverse publicity and our reputation may be harmed and our financial condition and results of operations may be materially and adversely affected.

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

We have been, and may in the future be, subject to allegations, harassing or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share and customers and adversely affect the price of our ADSs.

We have been, and may in the future be, subject to allegations by third parties or purported former employees, negative internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. Depending on their nature and significance, we have engaged, and may in the future engage , independent parties to appropriately review any such allegations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity about us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers’ and participants’ posts, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers, and adversely affect the price of our ADSs.

Concerns about our collection and use of personal data and other privacy-related matters could damage our reputation and deter customers and users from using our services.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operations. The PRC Constitution, the PRC Criminal Law and the General Principles of the PRC Civil Law protect individual privacy in general. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. Our internal policy also requires our employees to protect the personal data of our users, and employees who violate such policy are subject to disciplinary actions, including dismissal. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, and we believe we are in compliance with the applicable PRC laws and regulations on data protection, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations. For example, in December 2014, WooYun.org, an internet forum for web security discussions, released an article claiming user data leak from the Zhaopin database. We believe that the allegations in this article are inaccurate and that the alleged data leak never occurred. We have responded to this article accordingly but we cannot assure you that there will not be similar allegations in the future, which could result in perceived failure of our database security measures.

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

We are subject to risks related to our third-party vendors, which may negatively impact our business and results of operations.

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

Any such alliance, joint venture or acquisition may require a significant commitment of management time, capital investment and other resources. We may be unable to identify any investment or acquisition opportunities, consummate such transactions, effectively integrate an acquired business or otherwise achieve the intended results of the transactions. We may also be required to incur restructuring and other charges to complete a transaction but we may not generate sufficient revenues to offset such costs. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended June 30, 2014, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented, or detected on a timely basis.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. Subsequent to these findings, we have taken a number of measures to further improve our internal control over financial reporting and disclosure. See “Item 15. Controls and Procedure.” We believe the implementation of these measures has fully addressed the above mentioned material weakness in our internal control over financial reporting.

We are a public company in the United States that is subject to the U.S. Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F starting from the fiscal year ended June 30, 2015. In addition, once we cease to be an emerging growth company as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not conclude that effective internal control over financial reporting was maintained by us in all material respects at a reasonable assurance level, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely fashion.

Furthermore, internal control over financial reporting may not prevent or detect misstatements due to their inherent limitations, including the possibility of human error, the circumvention or overriding of controls and procedures, or fraud. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online recruitment services and other services. We generally generate less revenue during the national holidays in China due to the slowdown of business during the holidays. In the periods following the Chinese New Year holiday and towards the end of a calendar year, we historically experienced an increase in recruitment activity. The Chinese New Year holiday is based on the lunar calendar, varies from year to year and typically lasts for two weeks, which affects our third quarter results and their comparability to financial results of the same quarter in prior years. During seasonal peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of customers as well as their perceptions of the job market. We also have observed seasonal campus recruitment activity by customers in the second and third quarter of each fiscal year. In addition, employers’ spending in China has historically been cyclical, reflecting the overall economic conditions as well as the demand for human resource services and recruitment patterns of employers. For these and other reasons, comparing our operating results on a period-to-period basis may not be useful, and you should not rely on our past results as an indication of our future performance. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fluctuate widely.

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

Under our currently effective stock option plan, the maximum number of shares in respect of which stock option awards may be granted is 8,523,574 as of the date of this annual report, subject to applicable annual increases. As of September 30, 2015, options to purchase a total of 9,724,890 ordinary shares of our company are outstanding under our terminated or expired stock option plans. See “Item 6.B. Directors, Senior Management and Employees—Compensation.” For the fiscal year ended June 30, 2015, we recorded RMB23.4 million (US$3.8million) in share-based compensation expenses. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. Future grants and exercises of stock options or other forms of share-based compensation will result in dilution to your interests in our company.

If we fail to obtain or maintain all required licenses, permits and approvals or if we are required to take actions that are time-consuming or costly, our business operations may be materially and adversely affected.

We are required to obtain applicable licenses, permits and approvals from different regulatory authorities in order to conduct our business. The government authorities may continue to pass new rules regulating the internet and human resources services sector. They may require us to obtain additional licenses, permits or approvals so that we can continue to operate our existing businesses or otherwise prohibit our operation of the types of businesses to which the new requirements apply. In addition, new regulations or new interpretations of existing regulations may increase our costs of doing business and prevent us from efficiently delivering services and products over the internet and through mobile operators and expose us to potential penalties and fines.

Pursuant to the PRC Regulations on the Administration of Talents Market, companies that purport to engage in human resources related services need to obtain the human resources service license. Companies conducting human resources related services without the human resources service license may be ordered to cease operations and a fine of up to RMB30,000 per entity may be imposed, by local human resources bureaus. As of the date of this annual report, 29 out of 31 operating branch offices of Beijing Wangpin have obtained human resources permits, or HR permits. With respect to the two operating branch offices without the HR permit, including Taiyuan and Suzhou call centre, the relevant local authorities requested that employees of the respective branch offices pass a related exam, but it is uncertain when such exam will be held. As a result, we have not been able to obtain HR permits for those branch offices. Such branch offices with no HR permits contributed 0.6% of our total revenues for the fiscal year ended June 30, 2015. As of the date of this annual report, no penalty has been imposed by local human resources bureaus on us. In addition, these branch offices may also be deemed to be engaging in services beyond their authorized business scope because of their lack of the HR permits, in which cases local administrations of industry and commerce, or local AICs, may order such branch offices to rectify, fine such branch offices in an amount ranging from RMB10,000 to RMB100,000 per entity, confiscate a portion of their income, or, in serious cases, revoke the business licenses of the entities. In 2015, Beijing Wangpin newly established a call center in Suzhou, which has conducted human resources related business but is yet to obtain the HR permit. Nanchang and Foshan branch offices established by Beijing Wangpin in 2014 may conduct human resource related business in the future but as of the date of this annual report they do not yet have any business operation and consequently are not required to possess HR permits at the moment. Prior to commencing human resource related services, these two branch offices will apply for HR permits accordingly. However, we cannot assure you that these branch offices will obtain HR permits in time, if at all.

Furthermore, we historically made available to human resources professionals a magazine, “Chief Human Resources Officer,” in Chinese for free to our customers. However, we were investigated by the relevant authorities and ordered to pay a fine of RMB1,000 in 2013 for engaging in the publishing and distributing magazines without the requisite license and were required to take remedial actions. As a result, we decided to cease the publication and distribution of this magazine until the necessary publication permit is obtained.

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

China’s economy has experienced significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percentage increases in the consumer price index, the broadest measure of inflation, for December 2012, and 2013 and 2014 were 2.5%, 2.5% and 1.5%, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees also increased in recent years. If inflation and the cost of labor in China continue to increase and we are unable to pass on these increased labor costs to our customers by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

Some of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of the date of this annual report, we had leased properties in Beijing and 33 other cities in China. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the validity of a lease agreement is uncertain and may be subject to challenge by third parties. The lessor of our executive offices in Beijing, where most of our employees are located, holds proper ownership title certificates. With respect to 14 of our 58 leases outside Beijing, the lessors failed to provide property title certificates or other legal instruments proving their respective title ownership, and only a few of them agreed to indemnify us for damages arising from the lessor’s lack of title. These 14 leases provide a total of 7,103.7 square meters of office space for our local business, or 15.4% of our total leased office space. Prior to signing leases, we typically require the lessors to provide their government-issued title certificates to the leased properties. If the lessors do not have title certificates, we rely on other evidences of ownership, such as the property purchase agreement if the lessor recently purchased the property and has not yet obtained a title certificate from local authorities or a construction permit or a property selling permit if we lease properties directly from developers.

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

We have limited insurance coverage, which could expose us to significant costs and business disruption.

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

PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and human resources related business. Specifically, foreign ownership in an internet content service provider or other value-added telecommunications service providers may not exceed 50%. In addition, the PRC government imposed restrictions on foreign ownership in entities that provide human resources related services in 2003. Foreign ownership in entities that provide human resources related services was restricted to 49%, beginning in November 2003, unless the foreign investor is from Hong Kong or Macau, in which case no restriction is imposed.

In order to comply with the relevant PRC laws and regulations, we conduct our operations in China through (i) our wholly owned PRC subsidiaries, (ii) our joint venture, Beijing Wangpin and (iii) contractual arrangements among our wholly owned PRC subsidiary, Zhilian Wangpin, and our consolidated affiliated entities in the PRC and their respective shareholders. To the extent permissible under the PRC laws and regulations, we provide services through our three wholly owned subsidiaries in China, Zhilian Wangpin and Zhilian Yipin. The business scope set forth in the business license of Zhilian Wangpin includes research and development of network technology and computer software; technology consulting, technical services and technology transfer, computer technology training; and sale of self-manufactured products. The business scope set forth in the business license of Zhilian Yipin includes research and development of network technology and computer software; production of computer software; technology consulting, technical services and technology transfer; computer technology training; and sale of self-manufactured products. Although the current PRC laws and regulations restrict foreign ownership in entities that provide human resources related services to 49% unless the foreign shareholder is incorporated in Hong Kong or Macau since 2003, this restriction does not apply to our joint venture, which is 90% owned by us and 10% owned by Zhilian Sanke. We have been advised by Commerce & Finance Law Offices, our PRC legal counsel, that we may continue to operate our human resources related services through Beijing Wangpin under the current equity structure because our joint venture was set up in 2000 and received its human resources service license prior to 2003. The current human resources service license is valid for a period of three years until March 31, 2016 and may be subsequently renewed with the relevant authorities.

Our contractual arrangements enable us to receive substantially all the economic benefits from, and exercise effective control over, our consolidated affiliated entities and consolidate their results of operations. For a detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our VIEs, the contractual arrangements among us, our wholly owned subsidiaries, our consolidated affiliated entities and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. However, PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

Although we believe our contractual arrangements are in compliance with current PRC regulations, we cannot assure you that the PRC government will agree that these contractual arrangements comply with existing PRC laws and regulations or with PRC laws and regulations that may be adopted in the future. Furthermore, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. For example, the Ministry of Commerce, or MOFCOM, published the draft of Foreign Investment Law, or Draft FIL, for public comments on January 19, 2015, which introduces the principle of “actual control” for determining whether a domestic company is considered a foreign invested enterprise and, therefore, be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued later. Not only direct or indirect actual equity holding control but also actual control by agreements or other arrangements falls within the definition of “actual control” in such draft law. Under the Draft FIL, the consolidated affiliated entities that are controlled ultimately by foreign investors through contractual arrangement may not be allowed, or may be subject to the governmental approval, in the industries set forth in the “catalogue of special administrative measures.” The Draft FIL has no immediate legal effect and it is unclear whether and how the legislative progress will proceed. However, if enacted as proposed, the Draft FIL may materially impact our corporate structure and increase our compliance costs.

If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC laws or regulations, we would be subject to potential actions by the relevant PRC regulatory authorities, including the MOFCOM or the China Securities Regulatory Commission, or the CSRC, which actions could include:

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

Perfection of the pledges in our equity pledge agreements with our consolidated affiliated entities and their shareholders may be adversely affected if these equity pledges are not properly recorded. One of our consolidated affiliated entities has not registered its equity pledge.

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

We conduct our human resources business mostly through the branch offices of Beijing Wangpin, our joint venture, instead of relying on contractual arrangements with our consolidated affiliates entities. Until June 2015, we have liquated two subsidiaries of Zhilian Wangpin, the subsidiary of Shenzhen Xijier in Dongguan and seven consolidated affiliated entities. In addition, we are in the process of liquidating six other consolidated affiliated entities, which no longer have active business operations. We will not register the pledge agreements for these entities which are in the liquidation process.

As of the date of this annual report, Harbin Zhilian Wangcai Advertising Co., Ltd., Zhilian Sanke and Guangzhou Houbo Information Technology Co., Ltd. have registered their equity pledges with the relevant local administration for industry and commerce, while Shenyang Zhilian Wangpin Advertising Co., Ltd. has not registered its equity pledge, though we are preparing the necessary documents to register such equity pledge. It is difficult to predict how long it will take to complete this equity pledge registration or whether it could be completed at all. See “Item 4.C. Information on the Company—Organizational Structure.” For the fiscal years ended June 30, 2013, 2014 and 2015, we derived 13.1%, 8.5% and 4.3%, respectively, of our total revenues from our consolidated affiliated entities. For the fiscal years ended June 30, 2013, 2014 and 2015, the consolidated affiliated entity that has not registered its equity pledge, Shenyang Zhilian Wangpin Advertising Co., Ltd., contributed 0.3%, 0.2% and 0.04% of our total revenues, respectively. As of the date of this annual report, this entity has the registered capital of RMB0.5 million. The registered capital amount is the amount required by the PRC State Administration of Industry and Commerce, or SAIC, to be stated in the application for registration of the equity interest pledges. However, the registered capital amount does not reflect the fair market value of the equity interests that are pledged under the equity pledge agreements; rather, the registered capital amount reflects the amount of capital required to be contributed to the consolidated affiliated entity under its articles of association by the holders of its equity interests. The value secured by equity pledges is not limited to the amount of the registered capital stated on the application form. Instead, under the equity pledge agreements, it covers all debts and liabilities arising from the relevant principal agreements under our contractual arrangements. The lack of registration of the equity pledges does not affect the validity of the equity pledge agreements or our ability to enforce the agreements against the current shareholders of our consolidated affiliated entities. However, the equity pledges, which form part of the contractual arrangements with our consolidated affiliated entities, will not be deemed validly created security interests under the PRC Property Rights Law until they are registered. Until the equity pledge is registered, we may not be able to successfully enforce this pledge, and will not be able to seek remedies against any third party who acquires the equity interest in this consolidated affiliated entity in good faith. Should a third party acquire the equity interest in good faith, we may lose control of this business and may not be able to consolidate the assets, liabilities and results of operations of this entity.

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

Pursuant to the contractual arrangements, Zhilian Wangpin (or its designee) has the exclusive right to purchase all or any part of the equity interests in our consolidated affiliates from the respective shareholders for a price being the higher of (i) the registered capital of such consolidated affiliates, or (ii) the minimum price as permitted by the then applicable PRC laws. The equity transfer shall be subject to the approvals from or filings with the MOFCOM, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Technology), or the MIIT, the SAIC and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. The shareholders of our consolidated affiliates will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of our consolidated affiliates. The shareholders of our consolidated affiliates will pay, after deducting such tax, the remaining amount to Zhilian Wangpin under the contractual arrangements. The amount to be received by Zhilian Wangpin may also be subject to enterprise income tax. Such tax amounts could be substantial.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. We do not have any arrangements in place to address such potential conflicts.

We do not have any equity interest in any of our consolidated affiliated entities except for Harbin Zhilian Wangcai Advertising Co., Ltd. With respect to our principal consolidated affiliated entities, Zhilian Sanke and Guangzhou Houbo Information Technology Co., Ltd. are jointly owned by Mr. Xin Wang and Mr. Yuanwei Xie; Harbin Zhilian Wangcai Advertising Co., Ltd is jointly owned by Zhilian Wangpin and Mr. Hao Liu; and Shenyang Zhilian Wangpin Advertising Co., Ltd. is jointly owned by Mr. Hao Liu and Mr. Xin Wang. Mr. Hao Liu is a director of our company. Mr. Yuanwei Xie and Mr. Xin Wang are nominee shareholders of our consolidated affiliated entities and employees of SEEK Limited, which is the parent company of SEEK International Investments Pty Ltd., or SEEK, our largest shareholder as of the date of this annual report. Mr. Wang and Mr. Xie became nominee shareholders of our consolidated affiliated entities in 2014 through equity interest transfers by the previous nominee shareholders. For the equity interest transfers to Mr. Wang and Mr. Xie to become effective against third parties, the transfers need to be registered with the local branches of the SAIC. As of the date of this annual report, the registration of such transfers related to Shenyang Zhilian Wangpin Advertising Co., Ltd. is still in process. The time needed to complete such registration varies and we cannot predict when the registration will be complete. In addition, the local branches of the SAIC may require the physical presence of both the transferor and transferee at the same time in their office before they register any transfer. As a result, lack of full cooperation by the nominee shareholders may delay or prevent the completion of the registration process.

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

The State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, which became effective in July 2014 and replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular No. 75,, to require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle”. SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individual residents, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

In utilizing the proceeds we receive from our initial public offering and the concurrent private placement, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our consolidated affiliated entities or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to approvals and certain limitations on capital amount. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established, must be approved by the MOFCOM or its local bureaus;

•	loans by us to our PRC subsidiaries, including our joint venture, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local bureaus; and

•	loans by us to our consolidated affiliated entities, as well as the settlements of such loans, must be approved by SAFE or its local bureaus.

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

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency denominated capital into Renminbi and restricting the use of such converted Renminbi. Circular 142 provides that a foreign-invested company can only use Renminbi converted from foreign currency denominated capital for purposes within the business scope specified in its business license, as approved by the applicable governmental authorities and a foreign-invested company may not use such converted Renminbi for equity investments in the PRC unless its business license specifically includes equity investments within its business scope. Our PRC subsidiaries, including our joint venture, have used Renminbi converted from foreign currency denominated capital to pay advertising expenses, pay salaries and benefits to employees and fund other operational needs, all of which are within the approved business scope of our PRC subsidiaries’ business licenses.

On March 3, 2015, the SAFE promulgated a Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainties.

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

Under the PRC Enterprise Income Tax Law, or EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, i.e., it is required to pay enterprise income tax on income derived from sources inside and outside China at a tax rate of 25%, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation regulations of the EIT Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise, and provides that if the foreign enterprise is deemed to be PRC resident enterprise, dividends and other income obtained by the shareholder from the deemed PRC resident enterprise will be considered PRC-source income and subject to PRC withholding tax, which may be further reduced depending on provision in the double taxation agreement between China and the relevant countries. A circular issued by the PRC State Administration of Taxation on April 22, 2009, or “Circular 82,” specifies that certain foreign enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or by foreign individual or enterprise, the determining criteria set forth in the Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

On February 3, 2015, the SAT issued Notice 7 to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of SAT Circular 698 remain in force. Notice 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular 698 but also transactions involving transfer of real properties in China and the assets of an “establishment or place” situated in China, of a non-PRC resident enterprise through the offshore transfer of a foreign intermediate holding company. Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” widely. In addition, Notice 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There is uncertainty as to the application of SAT Circular 698 and Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and Notice 7 and may be required to expend valuable resources to comply with SAT Circular 698 and Notice 7 or to establish that we should not be taxed under SAT Circular 698 and Notice 7, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under SAT Circular 698 or Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. Although Notice 7 also contains an exemption for transfers of publicly traded stock in a PRC resident enterprise, we do not believe Zhaopin Limited is a PRC resident enterprise and such exemption should not be applicable to the transfer of our ordinary shares or ADSs. If we are regarded as a non-PRC resident enterprise, PRC tax authorities may deem any future transfer of our ordinary shares or ADSs by our shareholders or holders of ADSs to be subject to these regulations, which may subject such shareholders or holders of ADSs to additional reporting obligations or tax burdens. If such shareholders or holders of ADSs fail to comply with these circulars, the PRC tax authorities may take actions, including requesting us to assist in their investigations, which could have a negative impact on our business operations.

Discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our overall results of operations.

The current EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. The EIT Law and its implementation rules permit “high and new technology enterprises strongly encouraged by the state”, or HNTE, which independently own core intellectual property and meet certain other criteria stipulated in the implementation rules to enjoy a preferential enterprise income tax rate of 15%, subject to periodical review of the qualification of HNTE, and approval of relevant taxation administration and other criteria specified in relevant laws and regulations.

Beijing Wangpin received HNTE qualification approval from relevant government authorities in November 2011 and filed its HNTE status with the local tax bureau in March 2012, upon which Beijing Wangpin is entitled to enjoy the preferential tax rate of 15% from 2011 to 2013. Beijing Wangpin’s continued qualification as an HNTE will be subject to review by the relevant PRC government authorities every three years and it is required to conduct annual filing with relevant authorities within the effective period of HNTE qualification. Such HNTE qualification of Beijing Wangpin has been renewed in 2014 and the new certificate is valid until July 2017. As a result, Beijing Wangpin remains eligible for the preferential tax rate of 15% in the calendar years of 2014, 2015 and 2016.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow range. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. Recently on August 11, 2015, however, the PBOC allowed Renminbi to depreciate by approximately 2% against the U.S. dollar. Changes in value of Renminbi against U.S. dollar may occur relatively suddenly, as was the case for example in August 2015. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to substantially liberalize its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. From time to time, we did not make full contributions to the social security and housing funds for all employees. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and different levels of acceptance of the housing fund system by our employees. As of June 30, 2015, we have recorded RMB35.6million of accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) authorizes the SEC to deny any person, temporarily or permanently, the ability to practice before the SEC if found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. On February 12, 2014, the Big Four PRC-based accounting firms appealed the initial administrative law decision to the SEC. In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

We are an emerging growth company and we cannot be certain whether the special accommodations applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering, which has completed in June 2014; (iii) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemption provided in the JOBS Act discussed above. We cannot predict if investors will find our ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs.

The market price of our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. For example, many China-based companies listed in the United States have experienced sharp decline in the trading prices of their securities since June 2015, fueled mostly by the investor community's concern over the prospect of the Chinese economy. The trading performances of other Chinese companies’ securities after their offerings may also affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. We have ordinary shares outstanding, including ordinary shares represented by ADSs. All the ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act . The remaining ordinary shares outstanding are also available for sale. To the extent these shares are sold into the market, the market price of our ADSs could decline. In addition, in connection with the Concurrent Private Placement, we entered into a registration rights agreement with PCV Belge SCS, pursuant to which we granted it Form F-3 registration rights and the piggyback registration rights. Registration of these shares under the Securities Act may result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline. In addition, any changes in the investment strategies or philosophies of our major shareholders may lead to the sale of our ADSs and other securities, which could cause the price of our ADSs to decline.

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

SEEK, our largest shareholder as of the date of this annual report, is entitled to appoint or remove any number of directors such that SEEK Designated Directors (as such term is defined in our memorandum and articles of association) constitute a majority of our board of directors. The foregoing right will terminate at such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days. As of the date of this annual report, we do not plan to establish a nominating and corporate governance committee. We rely on the home country practice with respect to the majority independent board requirement, the audit committee's minimum number of members requirement and the nominating and corporate governance committee requirement under the NYSE rules. As a result, you will not be provided with the benefits of all the corporate governance requirements of the NYSE.

We are controlled by a small number of our pre-IPO shareholders, whose interests may differ from other shareholders, and our board of directors has the power to discourage a change of control.

As of September 30, 2015, SEEK beneficially owns 68,259,876 Class B ordinary shares, or 62.8% of our total outstanding ordinary shares representing 75.1% of the total voting power. Accordingly, SEEK currently has and is expected to continue to have a controlling interest in our company and have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. SEEK will also have the power to prevent or cause a change in control. Without the consent of SEEK, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10.F. Additional Information—Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election or “deemed sale” election and the unavailability of the election to treat us as a qualified electing fund. For more information, see “Item 10.F. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We have incurred, and will continue to incur, increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

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

We have experienced increase in our legal and financial compliance costs since the completion of our initial public offering in June 2014 and these rules and regulations may further increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. After we are no longer an emerging growth company, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability and we operate our business in China through our wholly owned subsidiaries, consolidated affiliated entities and our joint venture. Our recruitment services involve different aspects of the PRC laws, including human resources, internet information provision, and advertising. PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services and human resources related services. To comply with these restrictions while maintaining our equity ownership to the extent practical, we conduct our business in China through: (i) our wholly owned PRC subsidiaries; (ii) our consolidated affiliated entities; and (iii) our joint venture, Beijing Wangpin, of which we hold a 90% equity interest and one of our consolidated affiliated entities holds the remaining 10% of the equity interest. As of the date of this annual report, we conduct the majority of our human resources business through the branch offices of our joint venture, instead of relying on contractual arrangements with our consolidated affiliated entities.

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

We are a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. Our zhaopin.com website is a popular career-focused website in China. Our over 100.8 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015 over 25.6 million job postings were placed on our platform by approximately 418,400 unique customers, including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of our users and the resumes in our database attract an increasing number of customers. This in turn leads to more users turning to us as their primary recruitment and career-related services provider, creating strong network effects and significant entry barriers for potential competitors.

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

Our total revenues were RMB908.9 million, RMB1,079.8 million and RMB1,289.9 million (US$208.1 million) for the fiscal year ended June 30, 2013, 2014 and 2015 respectively. We had net income of RMB155.8 million, RMB186.7 million and RMB252.6 million (US$40.7 million) for the fiscal year ended June 30, 2013, 2014 and 2015, respectively.

Our Services for Customers

Our customers are predominantly employers, from whom we derive substantially all of our revenues. Our customers include multinational corporations, small and medium-sized enterprises and state-owned entities. Our customers are located in capital cities and coastal metropolitan areas in China as well as areas outside of tier-one and two cities and represent industries with high demand for white-collar workers. We served approximately 418,400 unique customers in the fiscal year ended June 30, 2015. During each of the fiscal years ended June 30, 2013, 2014 and 2015, no single customer accounted for more than 1% of our total revenues.

By leveraging our large and fast-growing user base, we provide a broad range of products and services to our customers.

Online Recruitment Services

Our online recruitment services are delivered mainly through our zhaopin.com website and primarily include recruitment advertisements, such as classified job postings and display advertisements, resume access services and other online value-added recruitment services.

•	Classified Job Postings. We classify job openings into different categories, such as by job location, title, or industry. Users can browse for job openings using these classifications or search for job openings by keywords encoded into such advertisement. As with display advertisements, customers enter into contracts with us to post job openings, the price of which is based on the duration of the contracts, the number of job postings and the number of accessible resumes. Customers who want their job postings to appear at the top of a user’s search results pay a premium for our priority listing services.

•	Display Advertisements. Our display advertisements are primarily delivered in different sizes of graphic banners, buttons and text links on our home page or on pages within certain channels, which represent particular cities and industries. Display advertisements are often used by customers to enhance their brand recognition among users. Customers enter into contracts with us for display advertisements, the prices of which are based on the applicable display period, which typically ranges from one week to three months, the size of the advertisements and the location where the advertisements are displayed.

•	Resume Access. Customers may search our large resume database and download those resumes they are interested in for further evaluation and contact.

•	Zhilian iPin is an online recruitment platform through which customers may register with us and post job openings for a one-time fee. After we review and approve the job postings, our users may send their resumes directly to our customers via our Zhilian iPin platform. As compared to our other products, our Zhilian iPin services are generally lower priced and often used by small to medium-sized enterprises.

•	Mobile Applications. We have launched mobile applications in order to further enhance the job search experience of our users. Our mobile applications are free to download, and are available on platforms including iOS and Android. Our mobile applications offer substantially all features and functions available on our website in a format more suited for mobile devices. We integrated location-based services, which allow our users to search for job opportunities that are close to them. With users’ permission, our intelligent job-recommending engine can send them push notifications when desirable employment opportunities become available. In March 2015, we launched new mobile products including Easy Hire, which is a mobile-based product that provides employers with a user-friendly platform to track applications to their job postings and offer quick feedback through WeChat, a third party mobile text and voice messaging communication service in China.

Most customers purchase our products and services in packages, which have contributed to a large portion of our revenues to date. Customers can access our display advertisement services through our Recruiter’s Desk platform and use our human resources tools. Recruiter’s Desk is our recruitment management software, which allows our customers to post job openings online, search our resume database, update recruitment advertisements, select and track resumes or otherwise manage the recruitment process with the assistance of human resources tools. Our Recruiter’s Desk platform comes in both comprehensive and simplified versions. In addition, we provide Recruiting Companion, a value-added service that includes online job postings, resume screening, interviews, recruitment analysis and strategy, detailed day-to-day execution of recruitment plans and candidate recruitment on behalf of our customers.

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

Our Services for Users

The majority of our services provided to our users are free. Users can post their resumes for free on our website and search job postings using keywords or based on a number of criteria, including city of employment, industry, job function, job title and job posting date. As of June 30, 2015, we had 73.9 million completed resumes in our database, and with approximately 20,000 newly completed resumes added to our database on average on a daily basis for the fiscal year ended June 30, 2015. We regularly update our website with relevant career management content relating to topics such as job searching, training and salary advice, which helps attract more users to visit our platform and upload their resumes.

Services we currently provide to users include:

•	Highpin Chat, a communication tool among job seekers, headhunters and employers. Job seekers will be able to inquire directly about job positions and track their job applications in real-time.

•	Olive Branch, which enables adequate users’ resumes being recommended to employers through advanced algorithm. The employers can then send “Olive Branches” to selected candidates allowing the job seekers to instantly access the job application. Once the invitation to apply is accepted by the job seeker, an employer can access the job seeker’s contact information for further discussion.

•	National Employability Test, or “NET”, which is designed to help graduates develop a better understanding of their overall potential including an assessment of their strengths and weaknesses, and their skills, independent of their matriculating institution. NET also offers employers an independent mean of identifying talent irrespective of a graduate's academic credentials.

•	Quick Feedback, a multi-channel PC and mobile-based product that allows users to receive instant feedback and interview appointment once the application has been reviewed by employers.

•	tips on preparing and updating resumes at our resume center at my.zhaopin.com and our official account in WeChat, one popular mobile messaging app in China

•	information available on our mobile applications and our high-end job site, www.highpin.cn and our official account in WeChat

•	short message services, which provide users with interview reminders and job openings through their mobile phones for a fee; and

•	interview tips, research reports on job search trends and compensation, which is available at weibo.com, the increasingly popular Chinese social networking service provider that is similar to Twitter and operated by Sina Corporation.

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

Sales and Marketing

Sales and Support

We rely on our large sales team of more than 3,000 sales and account management representatives to sell our products and services through a nationwide sales office network spanning 33 cities across China as of June 30, 2015. Our team is equipped with specialized human resources expertise and knowledge in different industry verticals, particularly the real estate, financial services, automotive, education and training and information technology industries. Such expertise and knowledge helps our sales personnel understand customer needs and assist them in developing their recruitment strategies. We operate two call centers in Beijing and Suzhou, which provide customer support services and reaches out to potential customers, including those located in cities where we do not already have an office. Our call centers also facilitate the acquisition of new customers in lower-tier cities, expand our market share in southern China, and enable us to better serve small-and medium sized enterprise s in a more cost-effective manner. This sales structure allows us to quickly expand into new markets, in particular, areas outside of tier-one and two cities.

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

Competition

We face competition in our various lines of services from direct competitors such as 51job.com, as well as from local job-search websites. Other large internet companies, social networking services websites and generalist classified advertisement websites have also entered the market for online recruitment services. In addition, we face competition from professional networking websites, niche recruitment websites which focus on certain industry verticals or user segments, and existing participants in the offline recruitment industry who may develop online recruitment services and products.

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

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online recruitment services and campus recruitment services. We generally generate less revenue during the national holidays in China due to the slowdown of business and reduced customer activities during the holidays, especially online recruitment services revenues. And we have observed that our campus recruitment revenues and assessment revenues are typically higher in the second and third quarters of each fiscal year, which is the college graduation season and peak season for campus recruitment events as well as assessment events. During seasonal peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of customers as well as their perceptions of the job market. In addition, employers’ spending in China has historically been cyclical, reflecting the overall economic conditions as well as the demand for human resource services and recruitment patterns of employers. While this seasonality of our business has not been quite apparent historically due to the rapid growth in revenues that we experienced in recent years, we may experience reductions in growth on a successive quarter basis due to these seasonal factors or due to other factors.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulation Relating to Human Resources Services

The principal regulation governing ownership of human resources services companies in China is the Interim Regulations on the Administration of China-Foreign Equity Joint Venture as Human Resources Agencies, jointly promulgated by the PRC Ministry of Personnel (which has been reorganized into the PRC Ministry of Human Resources and Social Security), the PRC Ministry of Commerce, or MOFCOM, and the PRC State Administration for Industry and Commerce, or SAIC, in September 2003, and amended in May 2005 and April 2015. Under this regulation, the percentage of foreign ownership of the equity interest in a foreign-invested human resources services company cannot be less than 25% or more than 49%.

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

Human resources services companies in China are mainly regulated by the Ministry of Human Resources and Social Security of the PRC. The principal regulation applicable to human resources services companies is the Regulations on Administration of Human Resource Markets, jointly promulgated by the PRC Ministry of Personnel and SAIC on September 11, 2001 and amended on April 30, 2015. Under this regulation, any entity providing human resource services in China must obtain a human resources services license from the local Administration of Personnel.

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

These regulations stipulate that companies that engage in advertising activities in China must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Further, the PRC advertising laws and regulations set forth certain requirements for advertisements in China, including among other things, prohibitions on false or misleading content, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. The publication or distribution of advertisements via Internet shall not affect the normal use of Internet by users and the advertisements published on websites such as pop-up advertisements shall have close button in order to ensure the user can close the advertisements by one click and Internet information services provider shall stop the dissemination, distribution and publication of illegal advertisement if it has or shall have knowledge of such violation of law. Advertisers are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with the applicable PRC laws and regulations. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for all advertisements and verify that such screening has been performed and that approval has been obtained. Furthermore, there are no implementing rules or official interpretations on how the truth and accuracy of advertisements are determined, and such a determination is at the sole discretion of the relevant local counterparts of SAIC. This results in uncertainty in the application of these laws and regulations. In the event of any violation, advertising operators and advertising distributors may all be subject to penalties, including but not limited to, fines, confiscation of advertising incomes, orders to cease dissemination of advertisements, suspension of business for rectification or even the revocation of the business license or advertising operating license. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

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

However, for a foreign investor to hold any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

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

To comply with these PRC laws and regulations, we operate our value-added telecommunications business through Zhilian Sanke, which holds an ICP license to operate our value-added telecommunications business. Zhilian Sanke also owns the domain names necessary to conduct our operations in China. All of our 90 registered trademarks, including those necessary for our value-added telecommunication business are jointly held by Zhilian Sanke and Beijing Wangpin and one registered trademark is held by Shenzhen Xijier. We have fully complied with the MIIT Notice.

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

To the extent allowed under the PRC laws and regulations, we provide services through our wholly owned subsidiaries in China, i.e., Zhilian Wangpin and Zhilian Yipin. The business scope set forth in the business license of Zhilian Wangpin includes research and development of network technology and computer software; technology consulting, technical services and technology transfer, computer technology training; and sale of self-manufactured products. The business scope set forth in the business license of Zhilian Yipin includes research and development of network technology and computer software; production of computer software; technology consulting and technical services, technology transfer; computer technology training; and sale of self-manufactured products.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the State Administration of Radio, Film and Television, which subsequently became the State Administration of Press, Publication, Radio, Film and Television, or SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by SARFT and operate pursuant to the scope as provided for in such license. Foreign invested enterprises are not allowed to engage in the above business.

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

Registered trademarks are protected under the Trademark Law adopted in 1982 and revised in 2001 and 2013. Trademarks can be registered with the Trademark Office of SAIC for renewable ten year periods. Trademark license agreements are required to be filed with the Trademark Office of SAIC for the record.

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

On August 29, 2008, SAFE promulgated Circular 142, which regulates the purposes for which foreign-invested companies may convert foreign currency into Renminbi. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Violations of Circular 142 can result in severe penalties, including heavy fines. On March 3, 2015, the SAFE promulgated a Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainties.

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

As of June 30, 2015, the registered capital of our wholly foreign-owned subsidiaries was US$26.0 million for Zhilian Wangpin (Beijing) Technology Co., Ltd. and US$20.5 million for Zhilian Yipin (Beijing) Technology Co., Ltd. As of the date of this annual report, all our wholly foreign-owned subsidiaries have no accumulated profits and therefore are not subject to the statutory reserve fund requirement and have not paid any dividends to Zhaopin Limited. In October 2013, we were paid a cash dividend of RMB224.1 million by Beijing Wangpin, our joint venture.

Circular 37

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, which became effective in July 2014 and replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, to require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle”. SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individual residents, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

Regulation of Labor Laws and Social Insurance

Under the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008 as amended, a written labor contract must be executed between an employer and an employee. Labor-related regulations and rules of the PRC also stipulate the maximum number of working hours per day and per week as well as the minimum wage standards. In addition, an employer is required to establish occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, and provide employees with workplace safety training.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts unless the employee wants to sign a fixed-term labor contract. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to an annual 5-day paid vacation, those whose service period ranges from 10 to 20 years are entitled to an annual 10-day paid vacation, and those who have served for more than 20 years are entitled to an annual 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times his normal salaries for each waived vacation day.

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

Regulation Relating to Publication of Periodicals and Internet Publishing

On September 30, 2005, the PRC General Administration of Press and Publication, which subsequently became the State Administration of Press, Publication, Radio, Film and Television, or GAPP, promulgated the Administrative Regulations on the Publication of Periodical. Under this regulation, any entity that publishes periodicals must obtain an approval from GAPP and get a Periodical Publication License. On June 27, 2002, GAPP and the PRC Ministry of Information Technology, which subsequently became MIIT, jointly promulgated the Provisional Measures for Administration of Internet Publication. Under this regulation, any entity engaging in internet publishing activities must obtain an internet publishing license

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and our joint venture as of September 30, 2015:

The diagram above does not include our two inactive subsidiaries and our six inactive variable interest entities.

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

Our recruitment services involve different aspects of PRC laws and regulations, including human resources, internet information provision, and advertising. PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunication services and human resources related services. To comply with these restrictions while maintaining our equity ownership to the extent practical, we conduct our business in China through: (i) our wholly owned subsidiaries; (ii) our consolidated affiliated entities through contractual arrangements; and (iii) our joint venture, Beijing Wangpin, of which we hold a 90% equity interest and one of our consolidated affiliated entities holds the remaining 10% of the equity interest. As of the date of this annual report, we conduct the majority of our human resources business through the branch offices of our joint venture, instead of relying on contractual arrangements with our consolidated affiliated entities.

The table below sets forth the respective revenues contribution from our wholly owned subsidiaries, our joint venture and our consolidated affiliated entities for the periods indicated:

	Total Revenues
	For the year ended June 30,
	2013	2014	2015
Wholly owned subsidiaries	10.4%	2.3%	0.6%
Joint venture(1)	76.5%	89.2%	95.1%
Consolidated affiliated entities	13.1%	8.5%	4.3%
Total	100.0%	100.0%	100.0%

(1)	As we directly own 90% of the equity interest of Beijing Wangpin and indirectly own the remaining 10% through Zhilian Sanke, we account for Beijing Wangpin as a consolidated subsidiary in our consolidated financial statements.

Our Wholly owned Subsidiaries

We have two principal wholly owned subsidiaries in China, Zhilian Wangpin (Beijing) Technology Co., Ltd., or Zhilian Wangpin, and Zhilian Yipin (Beijing) Technology Co., Ltd., or Zhilian Yipin. To the extent permissible under PRC laws and regulations, we provide services through our wholly owned subsidiaries and our joint venture. The business scope set forth in the business license of Zhilian Wangpin includes research and development of network technology and computer software; technology consulting, technical services and technology transfer, computer technology training; and sale of self-manufactured products. The business scope set forth in the business license of Zhilian Yipin includes research and development of network technology and computer software; production of computer software; technology consulting, technical services and technology transfer; computer technology training; and sale of self-manufactured products. We have a wholly owned subsidiary in Hong Kong, Jobs DB China.

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

We have not yet registered the pledge of the equity interests in Shenyang Zhilian Wangpin Advertising Co., Ltd. with relevant local branches of SAIC. With respect to Shenyang Zhilian Wangpin Advertising Co., Ltd., the delay in registration of the equity pledge is because we need to spend more time to explain the business arrangements underlying the documents and to justify the needs for such registration with the relevant local authority in Shenyang City, Liaoning Province. In addition, the local authority requires that the nominee shareholders of Shenyang Zhilian be physically present at the local administration of industry and commerce to register the equity pledges. We are working with the local authority to resolve such issues. See “Risk Factors—Risks Related to Our Corporate Structure—Perfection of the pledges in our equity pledge agreements with our consolidated affiliated entities and their shareholders may be adversely affected if these equity pledges are not properly recorded. One of our consolidated affiliated entities has not registered its equity pledge.”

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

We do not have any equity interest in any of our consolidated affiliated entities except for Harbin Zhilian Wangcai Advertising Co., Ltd. However, as a result of contractual arrangements, we retain control over and are considered the primary beneficiary of each of our consolidated affiliated entities, and we have consolidated the financial results of these companies in our consolidated financial statements in accordance with generally accepted accounting principles of the United States, or U.S. GAAP. If our PRC consolidated affiliated entities and their shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities and consequently, we may be unable to conduct our internet related operations because the ICP License and domain name are owned by Zhilian Sanke and we may potentially lose control over Beijing Wangpin, our joint venture. Further, if we are unable to maintain effective control, we may not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. Although we are able to consolidate the financial results of our consolidated affiliated entities, this does not mean that we are able to have unfettered access to the revenues and profits of our wholly owned subsidiaries and consolidated affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions and the restrictions on foreign investment, among other restrictions. In October 2013, we were paid a cash dividend of RMB224.1 million from Beijing Wangpin, our joint venture. The service fees that we received from our consolidated affiliated entities in the fiscal year ended June 30, 2013 were insignificant and we did not receive such service fees in the fiscal year ended June 30, 2014 and 2015. We mostly conduct our human resources business through the branch offices of our joint venture instead of relying on contractual arrangements with our consolidated affiliates entities. We are in the process of liquidating six consolidated affiliated entities. As of the date of this annual report, such subsidiaries and consolidated affiliated entities have no material business operations.

Under our contractual arrangements, the PRC shareholders of our consolidated affiliated entities have agreed to pledge all their equity interests therein as collateral to us. As of the date of this annual report, Harbin Zhilian Wangcai Advertising Co., Ltd., Zhilian Sanke and Guangzhou Houbo Information Technology Co., Ltd. have registered their equity pledge with the relevant local administration for industry and commerce, while Shenyang Zhilian Wangpin Advertising Co., Ltd. has not made such registrations. The lack of registration of the equity pledge does not affect the validity of the equity pledge agreements or our ability to enforce the agreements against the current shareholders of our consolidated affiliated entities. However, the equity pledges, which form part of the contractual arrangements with our consolidated affiliated entities, will not be deemed validly created security interests under the PRC Property Rights Law until they are registered. Until the equity pledge is registered, we may not be able to successfully enforce this pledge against any third parties who may acquire the equity interest in this consolidated affiliated entity in good faith. Should a third party acquire the equity interest in good faith, we may lose control of this business and may not be able to consolidate the assets, liabilities and results of operations of this entity. We would not have any direct remedies against any such bona fide third party although we could seek remedies for breach of contract under the contractual arrangements against the shareholders who transferred their equity interests in our consolidated affiliated entity without our consent.

For the fiscal years ended June 30, 2013, 2014 and 2015, the consolidated affiliated entity that has not registered its equity pledge, Shenyang Zhilian Wangpin Advertising Co., Ltd., contributed 0.3%, 0.2% and 0.04% of our total revenues, respectively. As of September 30, 2015, this consolidated affiliated entity has a total registered capital of RMB0.5 million. The registered capital amount, which represents corresponding equity interests to be pledged, is the amount required by the SAIC to be stated in the registration form of the equity interest pledges. However, the registered capital amount does not reflect the fair market value of the equity interests that are pledged under the equity pledge agreements; rather, the registered capital amount reflects the amount of capital required to be contributed to the consolidated affiliated entity under its articles of association by the holders of its equity interests. The value secured by equity pledges is not limited to the amount of the registered capital stated on the registration form. Instead, under the equity pledge agreements, it covers all debts and liabilities arising from the relevant principal agreements under our contractual arrangements. We are preparing necessary documents required by local authorities to register the equity pledge of this consolidated affiliated entity, but it is difficult to predict the amount of time required to complete this equity pledge registration. Further, under PRC law and the equity pledge agreements, in the event of a default under our contractual arrangements, our primary remedy would be to engage in a public auction or sale of the shares and not a direct transfer of the pledged equity interest to us if we choose to enforce the pledge. Such an auction or sale may not result in our receipt of full value of the equity or the business of the entities. Under our contractual arrangements, the PRC shareholders of our consolidated affiliated entities have agreed to pledge all their equity interests therein as collateral to us. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

Our principal executive offices are located in Beijing and we conduct our business through regional offices located in 32 cities across China. As of the date of this annual report, we lease approximately 46,054.19 square meters of office space. We have satisfactory leaseholds for our headquarters in Beijing, where most of our employees are located, but some of our leased properties outside Beijing may be defective. See “Item 3.D. Key Information—Risk Factors—Risk Factors Related to Our Businesses and Industry—Some of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

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

We primarily focus on providing online recruitment services, which are highly scalable and have higher gross margin than our offline recruitment services. Revenues from our online recruitment services accounted for 84.6%, 81.7% and 82.9% of our total revenues in the fiscal years ended June 30, 2013, 2014 and 2015, respectively.

We have experienced significant growth, mainly driven by the growth of our online recruitment services. Our total revenues increased from RMB908.9 million in the fiscal year ended June 30, 2013 to RMB1,079.8 million in the fiscal year ended June 30, 2014 and to RMB1,289.9 million (US$208.1 million) in the fiscal year ended June 30, 2015. We recorded net income of RMB155.8 million, RMB186.7 million and RMB252.6 million (US$40.7 million) in the fiscal years ended June 30, 2013, 2014 and 2015, respectively. The net income amounts include the impact of non-cash charges associated with share-based compensation expenses in an aggregate amount of RMB5.7 million, RMB30.2 million and RMB23.4 million (US$3.8 million) in the fiscal years ended June 30, 2013, 2014 and 2015, respectively.

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

The following tables set forth our key operating performance indicators as of the dates or for each period indicated:

	Fiscal Year Ended June 30,
	2013	2014	2015
Number of unique customers(1)	257,088	335,168	418,423
Number of job postings(2) (in thousands)	11,043	18,093	25,609

	As of June 30,
	2013	2014	2015
Number of registered users(3) (in thousands)	76,934	89,537	100,826
Number of completed resumes(4) (in thousands)	57,121	66,508	73,914

(1)	A “unique customer” refers to a customer that purchases our online recruitment services during a specified period. We make adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in our information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers. The number of unique customers in the fiscal year ended June 30, 2013 has reflected the results of the combined entities and businesses of Zhaopin Limited and CJOL as if Jobs DB China had been owned and operated by Zhaopin throughout the fiscal year ended June 30, 2013. A customer who purchases services from both Zhaopin and CJOL is counted as one unique customer.

(2)	We calculate the number of job postings during a specified period by counting the number of job postings newly placed by customers during such period. Job postings that were placed prior to such specified period, even if available during such period, are not counted in the number of job postings for the specified period. Any particular job posting placed on our website may include more than one job opening or position. The number of job postings in the fiscal year ended June 30, 2013 has reflected the results of the combined entities and businesses of Zhaopin Limited and CJOL as if Jobs DB China had been owned and operated by Zhaopin throughout the fiscal year ended June 30, 2013.

(3)	“Number of registered users” refers to the number of users who have completed the registration process on our website as of a specified date. The number of registered users in the fiscal year ended June 30, 2013 has reflected the results of the combined entities and businesses of Zhaopin Limited and CJOL as if Jobs DB China had been owned and operated by Zhaopin throughout the fiscal year ended June 30, 2013.

(4)	A “completed resume” refers to a resume that is available as of a specified date and contains all of the information that we require a user to provide before we make the resume available to our customers, such as educational background, work history, qualifications and contact information. The number of completed resume in the fiscal year ended June 30, 2013 has reflected the results of the combined entities and businesses of Zhaopin Limited and CJOL as if Jobs DB China had been owned and operated by Zhaopin throughout the fiscal year ended June 30, 2013.

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

	Fiscal Year Ended June 30,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	769,105	84.6%	882,474	81.7%	1,069,351	172,476	82.9%
Other human resources related services	139,778	15.4%	197,282	18.3%	220,573	35,576	17.1%
Total revenues	908,883	100.0%	1,079,756	100.0%	1,289,924	208,052	100%
Less: Business tax and surcharges	(42,023)	(4.6)%	(22,023)	(2.0)%	(18,649)	(3,008)	(1.4)%
Net revenues	866,860	95.4%	1,057,733	98.0%	1,271,275	205,044	98.6%

Online Recruitment Services Revenues

Our online recruitment services revenues, including those generated from classified job postings and display advertisements, resume access services and other online value-added services, are primarily driven by the number of unique customers, the volume and the mix of services that customers purchase from us and the price we charge for our services.

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

Other Services Revenues

Starting from the quarter ended December 31, 2014, we have presented our revenues from campus recruitment services, assessment services and other human resource related services in aggregate as “Other Services Revenues” on our consolidated statements of operations.

Other Services Revenues - Campus Recruitment Services Revenues

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

Other Services Revenues - Assessment Services Revenues

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

Other Services Revenues - Other Human Resources Related Services Revenues

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

The change in our other human resources related services revenues reflects our strategy to exit certain non-core and non-strategic service lines in order to focus on online recruitment and other career-related services. Our other human resources related services revenues may decrease in the foreseeable future if we continue to exit certain non-core service lines.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Fiscal Year Ended June 30,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating Expenses:
Sales and marketing expenses	414,436	47.8%	506,224	47.9%	615,225	99,230	48.4%
General and administrative expenses	175,491	20.3%	229,230	21.6%	254,011	40,970	20.0%
Total operating expenses	589,927	68.1%	735,454	69.5%	869,236	140,200	68.4%

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

General and Administrative Expenses

Our general and administrative expenses primarily include salary and benefits to managerial and administrative staff, share-based compensation expenses, office rental and property management fees, professional services fees, depreciation of equipment and other administrative office expenses. We anticipate that our general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancing our product development and internal management capabilities, including expenses associated with improving our internal controls.

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

	Fiscal Year Ended June 30,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expenses:
Cost of services	239	4.2%	102	0.3%	35	6	0.1%
Sales and marketing expenses	1,555	27.2%	678	2.2%	235	38	1.0%
General and administrative expenses	3,911	68.6%	29,463	97.5%	23,177	3,738	98.9%
Total share-based compensation expenses	5,705	100.0%	30,243	100.0%	23,447	3,782	100.0%

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

In addition, our direct and indirect PRC subsidiaries and our consolidated affiliated entities are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Until January 1, 2008, Chinese companies were generally subject to PRC enterprise income tax at a statutory rate of 33%. On January 1, 2008, the EIT Law in China took effect and applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Under the EIT Law, entities established before March 16, 2007 that enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules are provided with a five-year transitional period to gradually change their rates to 25%.

In April 2006, our subsidiary, Zhilian Wangpin was designated as an HNTE, and was subject to a 15% preferential tax rate as long as it maintained the required qualification, which was subject to review every two years according to then applicable laws and regulations. Upon the expiration of its HNTE qualification in 2008, the tax rate applicable to Zhilian Wangpin increased from 15% to 25%. Beijing Wangpin received HNTE qualification approval from the relevant government authorities in November 2011 and filed its HNTE status with local tax bureau in March 2012, upon which Beijing Wangpin was entitled to enjoy the preferential tax rate of 15% from calendar year 2011 to calendar year 2013. Such HNTE qualification of Beijing Wangpin has been renewed in 2014 in accordance with the certificate valid until July, 2017 and Beijing Wangpin is entitled to continue enjoying the preferential tax rate of 15% in the calendar year 2014, 2015 and 2016. The income tax expense of Beijing Wangpin was accrued and paid at a rate of 15% for the fiscal year of 2014 and 2015accordingly. Other than Beijing Wangpin, all PRC entities are subject to 25% income tax.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident investors are subject to a PRC withholding tax of 10%. A lower withholding tax rate may be applied based on an applicable tax treaty with certain countries. See “Item 3.D. Key Information Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which could have a material adverse effect on our results of operations, and non-PRC shareholders may be subject to PRC tax on dividends and gains which may reduce returns on investments in our shares or ADSs.”

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and acquisition and disposition of properties and other assets of an enterprise. See “Item 3.D. Key Information Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which could have a material adverse effect on our results of operations, and non-PRC shareholders may be subject to PRC tax on dividends and gains which may reduce returns on investments in our shares or ADSs.”

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

As we successfully completed the IPO and the concurrent private placement in June 2014, we plan to use part of the proceeds received from issuance of our equity to repay the existing loans rather than relying on dividend distribution from our PRC subsidiaries. We intend to reinvest all the undistributed earnings of our PRC subsidiaries, and do not plan to have any of our PRC subsidiaries to distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of our PRC subsidiaries as of June 30, 2015. The unrecognized deferred tax liability on the undistributed earnings of our PRC subsidiaries is RMB38.9 million as of June 30, 2015.

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

Online Recruitment Services

We provide online recruitment services such as classified job postings, display advertisements, resume access services and other online value-added recruitment services. We enter into standard service agreements with customers, under which different service arrangements, service fulfillment period, total consideration and other terms are agreed upon by both parties. Online recruitment services revenues are recognized ratably over the service fulfillment period, which normally ranges from one week to one year. Online recruitment services contracts may consist of multiple deliverables in the arrangement such as those services described above. Each deliverable is a separate unit of accounting, as they have value to the customer on a standalone basis and there are no customer-negotiated refunds or return rights for the delivered items. Arrangement consideration is allocated to each unit of accounting at the inception of the arrangement based on the relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009-13, “Revenue Recognition—Multiple-Deliverable Revenue Arrangements” and recognized over the service fulfillment period. We use (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, we will use (c) the management’s best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence, which is the price charged for a deliverable when it is sold on a standalone basis. For all the periods presented, the service fulfillment period for the separate units of accounting within the multiple-element arrangement is the same. Therefore, the allocation between the separate units of accounting for online recruitment services does not have a material impact on our consolidated financial statements.

Other online valued-added recruitment services mainly includes Recruiting Companion, a service that provides online job posting, resume screening, interviews, recruitment analysis and strategy, detailed day-to-day execution of recruitment plans and candidate recruitment on behalf of our customers. Upon completion of these activities, a completion report is delivered to customers summarizing the activities carried out. Fees for Recruiting Companion service are recognized upon delivery of the completion report.

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

Total share-based compensation expenses recognized in the years ended June 30, 2013, 2014 and 2015 amounted to RMB5.7 million, RMB30.2 million and RMB23.4 million (US$3.8 million), respectively.

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

We determine our company as a whole, including recently acquired CJOL, to be one reporting unit for goodwill impairment testing. We directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment loss has been identified for the fiscal years ended June 30, 2013, 2014 and 2015.

Impairment of Long-Lived Assets, Indefinite-Live Intangible Assets

Our long-lived assets include property and equipment, definite-lived intangible assets and other assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, recoverability of the assets held and used is evaluated by comparing the carrying amount of the asset group to the estimated future undiscounted net cash flows associated with the related assets. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds the estimated undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for the fiscal years ended June 30, 2013, 2014 and 2015.

Indefinite-lived assets mainly comprise brand name we acquired through our acquisition of CJOL. We test indefinite-lived intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized equal in amount to that excess. No impairment of indefinite-lived assets was recognized for the fiscal years ended June 30, 2013, 2014 and 2015.

Consolidation of Our Consolidated Affiliated Entities

PRC laws and regulations currently limit direct foreign ownership of companies that provide value-added telecommunication services and human resources related services. To comply with these regulations, we conduct parts of our online recruitment and other human resources related businesses in China through our consolidated affiliated entities.

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

	Fiscal Year Ended June 30,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	908,883	104.8%	1,079,756	102.1%	1,289,924	208,052	101.5%
Less: Business tax and surcharges	(42,023)	(4.8)%	(22,023)	(2.1)%	(18,649)	(3,008)	(1.5)%
Net revenues	866,860	100.0%	1,057,733	100.0%	1,271,275	205,044	100.0%
Cost of services	(68,489)	(7.9)%	(95,353)	(9.0)%	(115,918)	(18,696)	(9.1)%
Gross profit	798,371	92.1%	962,380	91.0%	1,155,357	186,348	90.9%
Operating expenses:
Sales and marketing expenses	(414,436)	(47.8)%	(506,224)	(47.9)%	(615,225)	(99,230)	(48.4)%
General and administrative expenses	(175,491)	(20.3)%	(229,230)	(21.6)%	(254,011)	(40,970)	(20.0)%
Total operating expenses	(589,927)	(68.1)%	(735,454)	(69.5)%	(869,236)	(140,200)	(68.4)%
Income from operations	208,444	24.0%	226,926	21.5%	286,121	46,148	22.5%
Other (loss)/income:
Foreign currency exchange (loss)/gain	(28)	0.0%	618	0.1%	1,107	179	0.1%
Investment and interest income, net	14,672	1.7%	7,328	0.7%	20,091	3,240	1.6%
Other income/(expense), net	2,869	0.3%	1,709	0.2%	(888)	(143)	(0.1)%
Income before income tax expenses	225,957	26.0%	236,581	22.5%	306,431	49,424	24.1%
Income tax expenses	(70,156)	(8.1)%	(49,928)	(4.7)%	(53,809)	(8,679)	(4.2)%
Net income	155,801	17.9%	186,653	17.8%	252,622	40,745	19.9%

Fiscal year Ended June 30, 2015 Compared to Fiscal year Ended June 30, 2014

Revenues. Our total revenues increased by 19.5% from RMB1,079.8 million for the fiscal year ended June 30, 2014 to RMB1,289.9 million (US$208.1 million) for the fiscal year ended June 30, 2015. This increase was primarily driven by an increase of RMB186.9 million (US$30.1 million) in online recruitment services revenues, and, to a lesser extent, an increase of RMB23.3 million (US$3.8 million) in other services revenues, including campus recruitment, assessment and other human resources related services revenues.

•	Online Recruitment Services Revenues. Our online recruitment services revenues increased by 21.2% from RMB882.5 million for the fiscal year ended June 30, 2014 to RMB1,069.4 million (US$172.5 million) for the fiscal year ended June 30, 2015. This increase was primarily attributable to growth in the number of unique customers using our online recruitment services, partially offset by a decrease in the average revenue per unique customer. Small and medium-sized enterprises and employers from areas outside of tier-one and tier-two cities constituted an increasing percentage of our unique customers and those customers usually have smaller per customer spending. We served 418,423 unique customers for the fiscal year ended June 30, 2015, compared with 335,168 for the fiscal year ended June 30, 2014. The increase in unique customers was primarily due to our increased efforts to acquire and retain customers with our strategic focus on continued geographic expansion and improvement of customer services. Average revenue per unique customer decreased by 2.9% for the fiscal year ended June 30, 2015, compared to the fiscal year ended June 30, 2014 due to an increase in new unique customers, which usually purchase lower-priced services initially, as well as intensified competition. Online recruitment services revenues accounted for 81.7% and 82.9% of our total revenues in the fiscal year ended June 30, 2014 and the fiscal year ended June 30, 2015, respectively.

•	Other Services Revenues. Our other services revenues, including campus recruitment, assessment and other human resources related services revenues, increased by 11.8% from RMB197.3 million for the fiscal year ended June 30, 2014 to RMB220.6 million (US$35.6 million) for the fiscal year ended June 30, 2015. This was driven primarily by increase in our campus recruitment and assessment services revenues, partially offset by a decrease in other human resources related services revenues. The increase in our campus recruitment services revenues was attributable to the growth of the number of campus recruiting events we organized and completed for our customers and the usage of our online campus recruitment services. The increase in our assessment services was due to the increased demand for assessment services and our refined product offerings for key industries. The decrease in other human resources related services was due to our strategy to exit certain non-core and non-strategic service lines in order to focus on online recruitment and other career-related services. Other services revenues accounted for 18.3% and 17.1% of our total revenues in the fiscal year ended June 30, 2014 and the fiscal year ended June 30, 2015, respectively.

Business Tax and Related Surcharges. Our business tax and related surcharges decreased by 15.3% from RMB22.0 million for the fiscal year ended June 30, 2014 to RMB18.6 million (US$3.0 million) for the fiscal year ended June 30, 2015. Effective on January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax, or VAT, pilot program for certain industries in certain regions. Accordingly, some of our subsidiaries and VIEs were included in the pilot program and were no longer subject to business tax but were subject to VAT from September 2012. The VAT payable by these subsidiaries and VIEs is the net balance of the output VAT after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from taxable services provided. As such, the net presentation of revenues subject to VAT is adopted. See “—Taxation.” Our average effective business and related tax rates declined from 2.0% for the fiscal year ended June 30, 2014 to 1.5% for the fiscal year ended June 30, 2015 as more subsidiaries and VIEs are subject to VAT for the fiscal year ended June 30, 2015.

Cost of Services. Cost of services increased by 21.6% from RMB95.4 million for the fiscal year ended June 30, 2014 to RMB115.9 million (US$18.7 million) for the fiscal year ended June 30, 2015. Direct costs related to our campus recruitment and assessment services increased by RMB17.0 million from RMB41.1 million for the fiscal year ended June 30, 2014 to RMB58.1 million (US$9.4 million) for the fiscal year ended June 30, 2015, which was in line with the campus recruitment and assessment services revenue growth. Data storage and bandwidth costs relating to our online recruitment services increased by RMB0.3 million from RMB12.8 million for the fiscal year ended June 30, 2014 to RMB13.1 million (US$2.1 million) for the fiscal year ended June 30, 2015, to support the growth of our user traffic and improve our user experience. As a percentage of our net revenues, our cost of services remained stable from 9.0% for the fiscal year ended June 30, 2014 to 9.1% for the fiscal year ended June 30, 2015. .

Gross Profit. As a result of the above factors, our gross profit increased by 20.1% to RMB1,155.4 million (US$186.3 million) for the fiscal year ended June 30, 2015 from RMB962.4 million for the fiscal year ended June 30, 2014. Our gross margin remained stable from 91.0% for the fiscal year ended June 30, 2014 to 90.9% for the fiscal year ended June 30, 2015.

Operating Expenses. Our total operating expenses increased by 18.2% from RMB735.5 million for the fiscal year ended June 30, 2014 to RMB869.2 million (US$140.2 million) for the fiscal year ended June 30, 2015, as a result of increases in our sales and marketing expenses and general and administrative expenses.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased by 21.5% from RMB506.2 million for the fiscal year ended June 30, 2014 to RMB615.2 million (US$99.2 million) for the fiscal year ended June 30, 2015. Salaries and personnel related costs increased by about RMB65.7 million as a result of new hiring and wage inflation as well as commission and bonus increases as a result of revenue growth. Marketing expenses increased by RMB25.2 million as we expanded investment in online and offline advertising as well as other marketing campaign and brand building events. Furthermore, our business expansion and increased headcount led to the increase of rental, office supplies, business travelling and communication expenses by about RMB15.5 million. As a percentage of our net revenues, our sales and marketing expenses increased slightly from 47.9% for the fiscal year ended June 30, 2014 to 48.4% for the fiscal year ended June 30, 2015. Our sales and marketing expenses for the fiscal year ended June 30, 2015 included share-based compensation expense of RMB0.2 million (US$0.04 million), compared to RMB0.7 million for the fiscal year ended June 30, 2014.

•	General and Administrative Expenses. Our general and administrative expenses increased by 10.8% from RMB229.2 million for the fiscal year ended June 30, 2014 to RMB254.0 million (US$41.0 million) for the fiscal year ended June 30, 2015. Our general and administrative employee compensation increased by RMB18.0 million due to increase in headcount addition. The increase in our headcount also resulted in more expenditure on rental, office supplies and travelling expense for about RMB5.3 million in the aggregate. In addition, depreciation and amortization expenses increased by approximately RMB4.5 million due to equipment purchase attributable to our business expansion. As a percentage of our net revenues, our general and administrative expenses decreased from 21.6% for the fiscal year ended June 30, 2014 to 20.0% for the fiscal year ended June 30, 2015, primarily because our net revenues increased at a faster pace than general and administrative expenses. Our general and administrative expenses for the fiscal year ended June 30, 2015 included share-based compensation expense of RMB23.2 million (US$3.7 million), compared to RMB29.5 million for the fiscal year ended June 30, 2014.

Investment and Interest Income. Our net interest income increased from RMB7.3 million for the fiscal year ended June 30, 2014 to RMB20.1 million (US$3.2 million) for the fiscal year ended June 30, 2015, primarily due to increased interest income generated from growing operating cash flows, income from investments in principal-protected wealth management products and money market fund, and reduced loan facility transaction cost.

Income Tax Expense. Our income tax expense increased by 7.8% from RMB49.9 million for the fiscal year ended June 30, 2014 to RMB53.8 million (US$8.7 million) for the fiscal year ended June 30, 2015. Our effective tax rate for the fiscal year ended June 30, 2015 decreased to 17.6% compared with 21.1% for the fiscal year ended June 30, 2014. The decrease in effective tax rate is attributable to an increase in tax credits relating to research and development expenditures and a decrease in non-deductible share-based compensation expenses incurred in the fiscal year ended June 30, 2015. As we plan to use part of the proceeds received from IPO to repay the existing loans, and we intend to reinvest all the undistributed earnings of our joint venture and consolidated affiliated entities, no withholding tax related to PRC sourced income is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of our joint venture and consolidated affiliated entities as of June 30, 2015.

Net Income. As a result of the above, we recorded net income of RMB252.6 million (US$40.7 million) for the fiscal year ended June 30, 2015, compared to net income of RMB186.7 million for the fiscal year ended June 30, 2014.

Fiscal Year Ended June 30, 2014 Compared to Fiscal Year Ended June 30, 2013

Revenues. Our total revenues increased by 18.8% from RMB908.9 million for the fiscal year ended June 30, 2013 to RMB1,079.8 million (US$174.1 million) for the fiscal year ended June 30, 2014. This increase was primarily driven by an increase of RMB113.4 million (US$18.3 million) in online recruitment services revenues, and, to a lesser extent, an increase of RMB57.5 million (US$9.4 million) in other services revenues, including campus recruitment, assessment and other human resources related services revenues.

•	Online Recruitment Services Revenues. Our online recruitment services revenues increased by 14.7% from RMB769.1 million for the fiscal year ended June 30, 2013 to RMB882.5 million (US$142.3 million) for the fiscal year ended June 30, 2014. This increase was primarily attributable to growth in the number of unique customers using our online recruitment services, partially offset by a decrease in the average revenue per unique customer. Small and medium-sized enterprises and employers from areas outside of tier-one and tier-two cities constituted an increasing percentage of our unique customers and those customers usually have smaller per customer spending. We served 335,168 unique customers for the fiscal year ended June 30, 2014, compared with 257,088 for the fiscal year ended June 30, 2013. The increase in unique customers was primarily due to the expansion of our SME customer base and continued penetration into lower-tier cities. Average revenue per unique customer decreased by 12.0% for the fiscal year ended June 30, 2014, compared to the fiscal year ended June 30, 2013 due to a significant increase in new unique customers, which usually purchase lower-priced services initially, as well as intensified competition. Online recruitment services revenues accounted for 84.6% and 81.7% of our total revenues in the fiscal year ended June 30, 2013 and the fiscal year ended June 30, 2014, respectively.

•	Other Services Revenues. Our other services revenues, including campus recruitment, assessment and other human resources related services revenues, increased by 41.1% from RMB139.8 million for the fiscal year ended June 30, 2013 to RMB197.3 million (US$31.8 million) for the fiscal year ended June 30, 2014. The increase in our campus recruitment services revenues was attributable to the growth of the number of campus recruiting events we organized and completed for our customers and the usage of our online campus recruitment services. The increase in our assessment services was due to the increased demand for the assessment services and our refined product offerings for key industries. The increase in other human resources related services was mainly driven by revenues generated from our new service line of education training and overseas recruitment. Other services revenues accounted for 15.4% and 18.3% of our total revenues in the fiscal year ended June 30, 2013 and the fiscal year ended June 30, 2014, respectively.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage increases in the consumer price index for December 2012, 2013 and 2014 were 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation to date, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

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

Following the repayment of US$20 million under the 2013 Facility 3, we entered into a new loan facility agreement with the same bank, or the 2014 Facility 2, under which we can borrow up to US$20 million and RMB85 million at the floating interest rates of 1.25% per annum above USD LIBOR and 1.25% per annum above the bank’s cost of funds, respectively. The proceeds from the 2014 Facility 2 was used to replace the bridging finance arising from the US$33.4 million cash dividend from Beijing Wangpin, which was principally to be used for the payment of the US$24 million cash dividend to our shareholders in April and May 2014, with the remainder used to fund an acquisition. In June 2015, we have repaid the RMB85 million bank loan under 2014 Facility 2 before its maturity date with the loan proceeds from our 2015 Facility 1 as described in detail below and some proceeds from the exercise of options by our employees . As of June 30, 2015, the outstanding balance under this facility is US$20 million due in March 2016.

In May 2014, we renewed the 2013 Facility 2 by increasing the facility limit from US$13 million to US$18 million. This renewed bank loan facility, or the 2014 Facility 3, is available to us until April 30, 2016, at a floating interest rate of 1% per annum above one month LIBOR. In June 2014, we made US$1 million drawdown to fund the remaining purchase consideration for the acquisition of Jobs DB China Investment Limited. In May 2015, we made US$4 million drawdown. As of June 30, 2015, the outstanding balance under this facility is US$18million due in July 2016.

In May 2015, we entered into a twenty-four-month loan facility agreement, or the 2015 Facility 1, under which we can borrow up to US$12 million at a floating interest rate of 1% per annum above one-month USD LIBOR, collateralized by pledged time deposits of RMB79 million. In the same month, we drew down US$8 million under this facility. As of June 30, 2015, the outstanding balance under this facility is US$8 million due in May 2017.

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

The agreements of our 2014 Facilities and 2015 Facility do not contain financial covenants or restrictions, except that the proceeds shall not be used or reinvested in China.

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

In September 2014, we repaid the US$21 million bank loan under 2014 Facility 1 before its maturity date with a portion of the proceeds from our initial public offering. We plan to repay our remaining bank loans utilizing a portion of the proceeds from our initial public offering. As of June 30, 2015, US$46 million of the aggregate outstanding principal amount under our existing loan facilities is denominated in U.S. dollars.

Our principal uses of cash were for operating activities, primarily employee compensation, advertising expenses and rental expenses. As of June 30, 2015, we had RMB1,368.9 million (US$220.8 million) in cash and RMB541.1 million (US$87.3 million) restricted cash, time deposits and restricted time deposits. Our PRC subsidiaries and consolidated affiliated entities, in the aggregate, held RMB889.1 million (US$143.4 million) in cash as of June 30, 2015.

The table below sets forth our cash and cash equivalents as of the dates indicated:

	As of June 30,
	2013	2014	2015
	(in thousands)
Cash located outside of the PRC:
US$	2,494	85,908	78,480
HKD	32	31	30
RMB	—	50	1
Cash located in the PRC (denominated in RMB and subject to currency conversion control):
Held by wholly foreign owned enterprise	4,457	2,797	2,055
Held by joint venture(1)	336,232	463,897	845,320
Held by consolidated affiliated entities	52,675	38,317	39,997
Cash located in the PRC (denominated in US$):
Held by wholly foreign owned enterprise	286	286	287
Held by joint venture(1)	—	—	—
Held by consolidated affiliated entities	—	—	—
Total cash and cash equivalents (denominated in US$)	2,780	86,194	78,767
Total cash and cash equivalents (denominated in HKD)	32	31	30
Total cash and cash equivalents (denominated in RMB and subject to currency conversion control)	393,364	505,061	887,373

(1)	We account for our joint venture, Beijing Wangpin, as a consolidated subsidiary in our consolidated financial statements.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Fiscal Year Ended June 30,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	312,200	323,459	451,160	72,766
Net cash used in investing activities	(516,436)	(98,524)	(71,148)	(11,476)
Net cash (used in)/provided by financing activities	(2,277)	399,498	(46,234)	(7,456)
Effect of change in exchange rate on cash	(783)	448	(260)	(41)
Net (decrease)/ increase in cash	(207,296)	624,881	333,518	53,793
Cash, beginning of the period	617,840	410,544	1,035,425	167,004
Cash, end of the period	410,544	1,035,425	1,368,943	220,797

Operating Activities

Net cash used in or provided by operating activities consisted primarily of our net income or loss as adjusted by share-based compensation expenses, depreciation of equipment and other non-cash adjustments, and further adjusted by changes in assets and liabilities, such as deferred revenues, accounts receivable and accrued salaries and welfare payable.

Net cash provided by operating activities was RMB451.2 million (US$72.8 million) for the fiscal year ended June 30, 2015. This amount was primarily attributable to net income of RMB252.6 million (US$40.7 million) and the key items to reconcile net income to net cash provided by operating activities for the fiscal year ended June 30, 2015 primarily included an add-back of non-cash expenses related to share-based compensation expenses of RMB23.4 million (US$3.8 million) and depreciation of property and equipment of RMB23.4 million (US$3.8 million). Additional factors affecting operating cash flow for the fiscal year ended June 30, 2015 included an increase of accrued expenses and other current liabilities by RMB49.1 million (US$7.9 million) which was attributable to payable to employees in relation to the exercise of incentive shares options, an increase in taxes payable of RMB33.1 million (US$5.3 million) that was caused mainly by increased enterprise income tax payable as a result of the growth in our net income, an increase in salaries and welfare payable of RMB22.2 million(US$3.6 million) resulting from growing headcount and employee incentives payments, an increase of accounts receivable of RMB6.1 million (US$1.0 million), an increase of deferred revenue for RMB114.5 million (US$18.5 million) and an increase of accounts payable of RMB3.3 million (US$0.5 million) which were all attributable to our business expansion. The aforementioned factors are offset by an increase of other current assets by RMB63.2 million (US$10.2 million) which was primarily attributable to the receivables on behalf of our employees in relation to the exercise of options.

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

Investing Activities

Net cash used in investing activities in the fiscal year ended June 30, 2015 was RMB71.1 million (US$11.5 million), primarily due to the placement of a 12-month time deposit of RMB100.0 million (US$16.1 million), cash pledge to secure our 2015 Facility 1 of RMB79.0 million(US$12.7 million) and purchase of property and equipment of RMB31.8 million (US$5.1 million), largely offset by the release of time-deposit pledge for our repayment of 2014 Facility 1 of RMB140.0 million(US$22.6 million).

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

Financing Activities

Net cash used in financing activities in the fiscal year ended June 30, 2015 was RMB46.2 million (US$7.5 million), primarily attributable to our repayment of 2014 Facility 1 and 2 of RMB214.5 million (US$34.6 million) and the payment of our initial public offering-related service fees for RMB25.2 million (US$4.1 million), offset by our net proceeds from exercise of over-allotment options, net of expenses in the amount of RMB62.1 million (US$10.0 million), proceeds from our 2014 Facility 3 and 2015 Facility 1 for RMB73.4 million (US$11.8 million) and proceeds from options exercise of RMB58.4 million (US$9.4 million).

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

Capital Expenditures

Our capital expenditures were RMB18.0 million, RMB28.8 million and RMB32.3million (US$5.2 million) for the fiscal years ended June 30, 2013, 2014 and 2015, respectively, primarily related to our purchase of servers, computers, software and other electronic equipment. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

C.	Research and Development

As of September 30, 2015, our services were supported and enhanced by a team of 420 experienced and dedicated product development employees, including many with in-depth knowledge of information technologies and online recruitment. Our product development team is responsible for product innovation, user experience improvements, search engine optimization, recruitment website or web page design for customers and display advertisements. We have been able to develop innovative and effective products and services to meet the evolving needs of customers and users, and we plan to continue to strengthen our product development function.

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

As of the date of this annual report, we hold 91 registered trademarks and 49 computer software copyrights and one work copyright in China. We have registered 13 domain names, including our main website domain name zhaopin.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2015:

	Payment Due By
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of RMB)
Long-term bank loans(1)	281,226	122,272	158,954	—	—
Advertising commitments(2)	224	224	—	—	—
Operating leases(3)	163,238	52,520	77,073	33,478	167
Total	444,688	175,016	236,027	33,478	167

(1)	Long-term bank loans do not include estimated interest payments.

(2)	Advertising fees are related to non-cancelable advertising service contracts with our advertising suppliers.

(3)	Operating lease obligations are primarily related to the lease of office space. These leases have terms of one to five years and are renewable upon further negotiation.

Rental expenses for the fiscal years ended June 30, 2013, 2014 and 2015 were RMB35.6 million, RMB42.2 million and RMB53.7 million (US$8.7 million), respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jason Lenga	41	Chairman of the Board of Directors
John Alexander Armstrong	47	Director
Hao Liu	46	Director
Evan Sheng Guo	44	Director and Chief Executive Officer
Simon David Rosenberg	42	Director
Peter Everingham	48	Director
Graham Burton Goldsmith	55	Independent Director
Alex Chit Ho	40	Independent Director
James Jianmin Guo	44	Chief Financial Officer
George Weigang Wang	43	Vice President
Luyang Tang	46	Vice President
Jeff Ge Wang	49	Vice President

Mr. Jason Lenga has served as our director since 2011 and was appointed as the chairman of our board of directors in May 2014. Mr. Lenga was appointed as our director by SEEK International Investments Pty Ltd. Mr. Lenga has been with SEEK from 1999 to June 2015 in a variety of senior roles and has been instrumental in developing SEEK’s strategic direction as well as establishing and driving key parts of its business, including the development of the group’s significant international assets. Prior to joining SEEK, Mr. Lenga was a solicitor with commercial law firm Mallesons Stephen Jaques within the mergers and acquisitions practice. Mr. Lenga received a bachelor of laws degree and a bachelor of commerce degree from the University of New South Wales in Australia.

Mr. John Alexander Armstrong has served as our director since 2013. Mr. Armstrong was appointed as our director by SEEK International Investments Pty Ltd. Mr. Armstrong was formerly the chief financial officer of SEEK from 2003 until November 2015, and in that capacity managed all corporate financial aspects of SEEK in various territories including Southeast Asia, Mexico, Brazil and China. Prior to joining SEEK, Mr. Armstrong worked with Ernst & Young as a senior accountant from 1989 to 1992 and with Blackwoods and Foster’s Brewing Group as the finance and administration manager and commercial manager from 1996 to 2003. Mr. Armstrong received his MBA and bachelor’s degree from Monash University in 1998 and 1989, respectively. Mr. Armstrong is a member of CPA Australia.

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

Mr. Peter Everingham has served as our director since August 1, 2015. Mr. Everingham is currently the Managing Director of SEEK International Investments Pty Ltd.. He has oversight of all of SEEK's employment businesses outside of Australia and New Zealand, including leading the growth of SEEK Asia. SEEK's online employment business in Asia consists of JobsDB and JobStreet, with operations in Hong Kong, Singapore, Indonesia, Malaysia, Thailand, Vietnam and the Philippines. Prior to this role, Mr. Everingham was the Managing Director of SEEK Education, where he was responsible for overseeing SEEK's portfolio of education businesses and investments, including IDP Education and Swinburne Online. He was also the Managing Director of SEEK Learning in its formative years. Mr. Everingham holds a bachelor's degree in economics from Sydney University and an MBA from IESE.

Mr. Graham Burton Goldsmith has served as our director since June 2014. Mr. Goldsmith is an independent non-executive director and the chair of the audit and risk management committee of SEEK Limited since 2012. He is also an independent non-executive director of Djerriwarrh Investments Ltd. since 2013. Mr. Goldsmith is a council member of Swinburne University of Technology since August 2010. He has been Chancellor of the university since August 2014 and served as Deputy Chancellor from February 2014 to August 2014. From 1987 to 2012, Mr. Goldsmith worked at Goldman Sachs Australia Pty Ltd. and its predecessor firms, retiring as a vice-chairman and a managing director in 2012. Prior to that, he was employed by National Australia Bank from 1979 until 1987. Mr. Goldsmith received a bachelor’s degree in business (accounting) from Swinburne Institute of Technology in 1983. He completed the advanced management program at Harvard University in Boston in 2007. Mr. Goldsmith is a certified practicing accountant in Australia and fellow of the Australian Society of CPAs, a fellow of the Australian Institute of Company Directors and a fellow of the Financial Services Institute of Australia.

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

Our insider trading policy allows directors, officers, and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Securities Exchange Act of 1934, written programs that permit automatic trading of our stock or trading of our shares or ADSs by an independent person who is not aware of material nonpublic information at the time of the trade. From time to time, certain of our directors, executive officers, and employees have adopted Rule 10b5-1 trading plans.

B.	Compensation

For the fiscal year ended June 30, 2015, the aggregate cash compensation incurred by and payable to our executive officers and non-executive directors as a group was approximately RMB11.4 million (US$1.8 million). Such amounts included contributions we made to our executive officers’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which totaled approximately RMB0.5 million (US$0.1 million) in the fiscal year ended June 30, 2015. For stock option grants to our directors and officers, see “—Stock Option Plan.”

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

Under the 2014 Plan, the maximum number of shares in respect of which stock option awards may be granted is 8,523,574 as of the date of this annual report (including the automatic annual increase of 3,000,000 shares on July 1, 2015 pursuant to the terms of the 2014 plan) plus an annual increase on the first day of each fiscal year in the future during the term of the 2014 Plan, by an amount equal to the least of (i) 3% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be established by our board of directors. In addition, there are 9,724,890 ordinary shares in respect of stock option awards which were granted under our terminated or expired plans and are outstanding as of September 30, 2015.

The following table summarizes, as of June 30, 2015, the outstanding options granted to the individual executive officers and directors named below, and to the other individuals as a group. In August 2015, our board of directors approved the extension of the expiration dates of grants to certain directors and employees, including Evan Sheng Guo, James Jianmin Guo and Luyang Tang, for an additional year.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jason Lenga	*	6.75	June 12, 2014	June 12, 2019
Evan Sheng Guo	2,240,000	1.80	October 22, 2010	October 21, 2016
	2,250,000	4.00	June 28, 2013	October 1, 2018
James Jianmin Guo	*	1.80	January 1, 2010	December 31, 2016
	*	4.00	March 31, 2014	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2020
George Weigang Wang	*	2.80	March 31, 2011	March 31, 2016
Luyang Tang	*	1.80	January 1, 2010	December 31, 2016
	*	4.00	March 31, 2014	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2020
Jeff Ge Wang	*	2.80	June 28, 2013	December 31, 2017
	*	4.00	June 28, 2013	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2020
Directors and executive officers as a group	7,158,200	—	—	—
Other individuals as a group	3,409,974	—	—	—

*	The aggregate number of ordinary shares underlying the outstanding options held by the option grantee is less than 1% of our total outstanding shares.

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

Our board of directors consists of eight directors. SEEK, our largest shareholder as of the date of this annual report, is entitled to appoint or remove any number of directors such that SEEK Designated Directors (as such term is defined in our memorandum and articles of association) constitute a majority of our board of directors. The foregoing right will terminate at such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days. A director is not required to hold any shares in our company. A director may vote with respect to any contract or transaction in which he or she is materially interested, provided that the nature of the interest is disclosed prior to its consideration. Under our memorandum and articles of association, the directors may exercise all the powers of our company to borrow money, mortgage our undertaking, property and uncalled capital and issue debentures or other securities, whether outright or as security for any debt, liability or obligation of our company or of any third party, subject to the limitations set forth in the articles. None of our directors has a director service contract with us that provides for benefits upon termination of service.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Unless otherwise specified upon their appointment or election, our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution, by the unanimous written resolution of all shareholders, or, until such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days, by SEEK and its affiliates that are our shareholders effecting such removal so that SEEK Designated Directors (as such term is defined in our memorandum and articles of association) constitute a majority of our board of directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. In addition, until such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days, any SEEK Designated Director, as such term is defined in our memorandum and articles of association, may be removed by SEEK and any of its affiliates that are our shareholders, acting singly or jointly, as the case may be. Each of Messrs. Jason Lenga, John Alexander Armstrong, Hao Liu, Simon David Rosenberg and Peter Everingham has been designated by our board of directors as a SEEK Designated Director.

Our senior executive officers are employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the senior executive officers, such as the officer’s fraudulent or illegal conduct that is materially detrimental to our business, the officer’s uncured material breach of our confidentiality agreement or the officer’s uncured material breach of the applicable employment agreement. In such case, the senior executive officer will not be entitled to receive payment of any severance benefits, and the officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate a senior executive officer’s employment without cause with advance written notice. In such case of termination by us, we are required to provide compensation to the senior executive officer, including severance pay, as expressly required by the employment agreement or the applicable law of the jurisdiction where the senior executive officer is based. Each senior executive officer may terminate employment at any time with advance written notice at the election of the such officer.

Our senior executive officers have agreed to hold, both during and after the termination or expiration of the officer’s employment agreement, in strict confidence and not to use, except as required in the performance of the officer’s duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients or the confidential or proprietary information of any third party received by us and for which we have confidentiality obligations. Our senior executive officer have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice, and to assign to us all right, title and interest in, and assist us in obtaining patents, copyrights and other legal rights for, these inventions, designs and trade secrets.

D.	Employees

As of June 30, 2013, 2014 and 2015, we had a total of 3,468, 3,903 and 4,473 employees, respectively. The following table sets forth the number of employees as of June 30, 2015.

	Number of Employees	% of Total
Sales and Account Management	3,043	68%
Operations and Customer Services	529	12%
General and Administrative	389	9%
Product Development and Information Technology	390	9%
Marketing	122	2%
Total	4,473	100.0%

Among our 4,473 employees as of June 30, 2015, we had 1,168 employees located in Beijing and the remaining located in other cities in China.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2015 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 108,742,056 ordinary shares outstanding on an as-converted basis as of September 30, 2015, including (1) 23,815,513 Class A ordinary shares and (2) 84,926,543 Class B ordinary shares; excluding 16,140,114 Class A ordinary shares issued to our depositary and reserved for future grants under our share incentive plan.

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

	Ordinary Shares Beneficially Owned
	Total Ordinary Shares on an As-converted Basis			Class A Ordinary Shares	Class B Ordinary Shares
	Number	% of Ownership(1)	% Voting Power(2)	Number	Number
Directors and Executive Officers:**
Jason Lenga	*	*	*	*	*
John Alexander Armstrong(3)	68,259,876	62.8%	75.1%	—	68,259,876
Peter Everingham(3)	68,279,876	62.8%	75.1%	*	68,259,876
Hao Liu	*	*	*	*	—
Simon David Rosenberg	*	*	*	*	—
Graham Burton Goldsmith	*	*	*	*	—
Alex Chit Ho	—	—	—	—	—
Evan Sheng Guo(4)	3,020,000	2.7%	0.8%	3,020,000	—
James Jianmin Guo	*	*	*	*	—
George Weigang Wang	*	*	*	*	—
Luyang Tang	*	*	*	*	—
Jeff Ge Wang	*	*	*	*	—
All directors and executive officers as a group	72,782,076	64.3%	76.4%	4,522,200	68,259,876
Principal Shareholders:
SEEK International Investments Pty Ltd.(5)	68,259,876	62.8%	75.1%	—	68,259,876
Ridgegate Proprietary Limited(6)	16,666,666	15.3%	18.3%	—	16,666,666

*	Less than 1% of our total outstanding shares.

**	The business address of Messrs. John Alexander Armstrong, Simon David Rosenberg, Peter Everingham and Graham Burton Goldsmith is Level 6, 541 St Kilda Road, Melbourne Vic 3004, Australia, the business address of Mr. Jason Lenga is Level 19, 644 Chapel Street, South Yarra 3141, Victoria. Australia, and the business address of Mr. Alex Chit Ho is Unit 1205-1206, Zhongguancun SOHO Building, No. 8 Haidian North Second Street, Haidian District, Beijing 100080, People’s Republic of China. Other than Mr. Lenga, Mr. Armstrong, Mr. Rosenberg, Mr. Everingham, Mr. Goldsmith and Mr. Ho, the business address of each of these persons is 5/F, Shoukai Plaza, No.10 Furong Street Wangjing, Chaoyang District, Beijing 100020, People’s Republic of China.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after September 30, 2015, by the sum of (1) 108,742,056, which is the total number of ordinary shares outstanding as of September 30, 2015; excluding shares issued to our depositary and reserved for future grants under our share incentive plan, and (2) the number of ordinary shares such person or group has the right to acquire within 60 days after September 30, 2015.

(2)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. Our outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to four votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	Consists of 68,259,876 ordinary shares held by SEEK International Investments Pty Ltd. (see also footnote (5) below) and 20,000 Class A ordinary shares represented by ADSs held by Mr. Everingham. Both Mr. Armstrong and Mr. Everingham are executive officers of SEEK Limited, which controls SEEK International Investments Pty Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Armstrong and Mr. Everingham may be deemed to beneficially own all of our shares held by SEEK International Investments Pty Ltd. The business address of Mr. Armstrong and Mr. Everingham is Level 6, 541 St Kilda Road, Melbourne, Victoria 3004, Australia.

(4)	Consists of 3,020,000 ordinary shares that Mr. Guo has the right to acquire pursuant to his options within 60 days of September 30, 2015.

(5)	Consists of 68,259,876 ordinary shares. SEEK International Investments Pty Ltd. is controlled by SEEK Limited, a public company listed on the Australian Stock Exchange. The business address for SEEK International Investments Pty Ltd. is Level 6, 541 St Kilda Road, Melbourne, Victoria 3004, Australia.

(6)	Consists of 16,666,666 ordinary shares. The business address for Ridgegate Proprietary Limited is Level 3, 54-58 Park Street, Sydney NSW 2000, Australia.

As of September 30, 2015, a total of 23,065,514 shares are held by three record holders in the United States, including 23,065,512 Class A ordinary shares held by JPMorgan Chase Bank, N.A., our depositary, representing 21.2% of our total outstanding shares.

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

Transactions with Related Parties

In February 2013, SEEK Limited, our controlling shareholder, has initiated one interest-rate swap agreement and two foreign exchange forward contracts, which were novated to the Company in July 2013. We therefore recorded amount receivable from SEEK Limited based on total fair value of derivate instruments liabilities as of the novation date at RMB2,377,627. The amount is partially offset by payables to SEEK Limited in connection with interest payable in the amount of RMB990,089 and board meeting expenses paid by SEEK Limited on behalf of the Company amounting to RMB530,000. After the settlement, the net amount due from SEEK Limited is RMB857,538 as of June 30, 2015.

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

See “Item 12.D. Description of Securities other than Equity Securities—American Depositary Shares.” We have a dual-class share structure with outstanding share capital consisting of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to four votes and is convertible into one Class A ordinary share at any time. Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. As of September 30, 2015, 84,926,543 Class B ordinary shares are issued and outstanding, which represent 93.4% of the total voting power of our outstanding shares, and holders of our Class A ordinary shares own an aggregate of 23,815,513 Class A ordinary shares, which represent 6.6% of the then total voting power of our outstanding shares

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the NYSE since June 2014. Our ADSs trade under the symbol “ZPIN.” The following table provides the high and low trading prices for our ADSs on the NYSE since the date of our initial public offering.

The last reported trading price for our ADSs on November 13, 2015 was US$14.66 per ADS.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
Fiscal Year 2014 (from June 12, 2014 to June 30, 2014)	16.700	14.040
Fiscal Year 2015	18.680	11.450
Quarterly Highs and Lows
Fourth Quarter of Fiscal Year 2014 (from June 12, 2014 to June 30, 2014)	16.700	14.040
First Quarter of Fiscal Year 2015	16.900	12.390
Second Quarter of Fiscal Year 2015	18.680	11.450
Third Quarter of Fiscal Year 2015	17.280	14.150
Fourth Quarter of Fiscal Year 2015	17.660	14.500
First Quarter of Fiscal Year 2016	16.163	11.650
Monthly Highs and Lows
May 2015	16.300	14.520
June 2015	17.478	14.500
July 2015	16.163	13.470
August 2015	15.190	12.336
September 2015	13.430	11.650
October 2015	15.633	12.440
November (through November 13, 2015)	16.740	14.357

B.	Plan of Distribution

Not applicable.

C.	Markets

See “ — Offering and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

People’s Republic of China Taxation

PRC Enterprise Income Tax Law

Under the PRC Enterprise Income Tax Law, or EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for PRC Enterprise Income Tax purposes, i.e., it is required to pay enterprise income tax on income derived from sources inside and outside China, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation regulations of the EIT Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise, and provides that if the foreign enterprise is deemed to be a PRC resident enterprise, dividends and other income obtained by the shareholder from the deemed PRC resident enterprise will be considered PRC-source income and subject to PRC withholding tax, when paid to non-PRC shareholders, which may be further reduced depending on provision in the double taxation agreement between China and the relevant countries. The Circular specifies that certain foreign enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in the PRC. Although the Circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or by foreign individuals or enterprises, the determining criteria set forth in the Circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

On February 3, 2015, the SAT issued Notice 7 to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of SAT Circular 698 remain in force. Notice 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular 698 but also transactions involving transfer of real properties in China and the assets of an “establishment or place” situated in China, of a non-PRC resident enterprise through the offshore transfer of a foreign intermediate holding company. Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” widely. In addition, Notice 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There is uncertainty as to the application of SAT Circular 698 and Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and Notice 7 and may be required to expend valuable resources to comply with SAT Circular 698 and Notice 7 or to establish that we should not be taxed under SAT Circular 698 and Notice 7, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us. The PRC tax authorities have discretion under SAT Circular 698 or Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although Notice 7 also contains an exemption for transfers of publicly traded stock in a PRC resident enterprise, we do not believe Zhaopin Limited is a PRC resident enterprise and such exemption should not be applicable to the transfer of our ordinary shares or ADSs. If we are regarded as a non-PRC resident enterprise, PRC tax authorities may deem any future transfer of our ordinary shares or ADSs by our shareholders or holders of ADSs to be subject to these regulations, which may subject such shareholders or holders of ADSs to additional reporting obligations or tax burdens. If such shareholders or holders of ADSs fail to comply with these circulars, the PRC tax authorities may take actions, including requesting us to assist in their investigations, which could have a negative impact on our business operations.

United States Federal Income Tax Considerations

The following is a discussion of the principal United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or “IRS,” and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any state, local or non-United States tax considerations. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisor regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

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

Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we control their management decisions exercising effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for the United States federal income tax purposes, we may be treated as a PFIC for the current and any subsequent taxable year.

Based on our current income and assets and the value of our ADSs and ordinary shares, we presently do not expect to be classified as a PFIC for the current taxable year and we do not expect to be a PFIC in subsequent years. While we do not anticipate becoming a PFIC, because the value of our assets for the purpose of the asset test may be determined, in part, by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or challenge our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or future taxable years.

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

Non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a certain holding period and other requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, which will not be a qualified foreign corporation) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of the Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are readily tradable on the New York Stock Exchange, an established securities market in the United States, and thus we are a qualified foreign corporation for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any PRC withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for PRC tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for reduced rates of taxation. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty and a U.S. Holder may elect to treat such gain as foreign source, subject to special rules. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including certain pledges of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. Penalties apply if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In the fiscal year ended June 30, 2015, we received reimbursement from the depository for our expenses incurred in connection with the establishment and maintenance of the ADR program in the amount of RMB5.5 million.

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

As a result of our initial public offering and the concurrent private placement, we raised an aggregate of approximately US$79.7 million in net proceeds, after deducting the underwriting discounts and commissions and the offering expenses. In July 2014, we issued and sold an additional 841,500 ADSs at the underwriters’ exercise of their over-allotment option in full and received approximately US$10.2 million in net proceeds after deducting underwriter commissions and the offering expenses. For the period from June 11, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used net proceeds from our initial public offering and Concurrent Private Placement as follows:

•	approximately US$2.6million on general corporate purposes;

•	approximately US$3.3 million on IPO related service fees; and

•	US$21 million on repayment of bank loans.

As of the date of this annual report, none of such net proceeds were used on building facilities or capital expenditures.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of June 30, 2015, an evaluation has been carried out under the supervision and with the participation of our senior management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s (SEC) rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, or fraud. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, our senior management has concluded that, as of June 30, 2015, our disclosure controls and procedures were effective.

Notwithstanding the above conclusion, following our initial public offering in June 2014, we have undertaken, and will continue to undertake, additional work to improve the internal control procedures and compliance practices. We have engaged independent third parties to review past compliance and control problems and current practices, and suggest areas to improve the strength of our control and compliance environment.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of June 30, 2015 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2015.

Changes in Internal Control over Financial Reporting

We have previously disclosed in our annual report on Form 20-F for the year ended June 30, 2014 that we and our independent registered public accounting firm identified the following material weakness:

The material weakness related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have undertaken certain remedial steps to address the material weakness, including:

(i)	We have formed a competent financial reporting team including an executive financial director and three senior accounting staff, who are all well equipped with U.S. GAAP accounting knowledge and SEC reporting experiences and have obtained AICPA practice licenses or memberships, to lead accounting and financial reporting matters and improve our financial reporting capability;

(ii)	We have formalized and standardized accounting manual, policies and procedures for U.S. GAAP in relation to period-end-closing and financial reporting at both headquarters and subsidiaries levels;

(iii)	We have provided regular training programs for further increasing the accounting, internal control, and SEC reporting acumen and accountability of our finance employees and enhanced these employees’ competency with respect to U.S. GAAP and internal control over financial reporting; and

(iv)	We have enhanced our internal control over financial reporting, including (1) established an independent audit committee to oversee the design and implementation effectiveness of our internal control over financial reporting; (2) established an adequate internal control team with relevant SoX 404 compliance experience in Internal Audit Department to lead the set up and maintenance of our internal control over financial reporting, and (3) continuing to provide proper training to our accounting staff.

In addition, we have also engaged independent third parties to review past compliance and control problems and current practices, and suggest areas to improve the strength of our control and compliance environment. As of the date of this annual report, no matters of any material financial consequence have been identified from this independent review.

As of June 30, 2015, we have concluded that the material weakness described in our annual report on Form 20-F for the year ended June 30, 2014 have been remediated.

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. The discussion above includes descriptions of the material actual changes to our internal control over financial reporting in the year ended June 30, 2015 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the fiscal years ended June 30, 2014 and 2015. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended June 30,
	2014	2015
Audit fees(1)	10,379	7,764
Audit-related fees(2)	1,779	3,356
Tax fees(3)	—	—
Other fees(4)	4,383	300

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and other audit-related services.

(2)	“Audit-related fee” represent the aggregate fees for professional services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”, including due diligence related to some transaction and consulting services relating to internal controls.

(3)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)	“Other fees” represent the aggregate fees for services rendered other than services reported under “Audit fees” and “Tax fees” provided by our principal auditors, including services associated with deal structuring consultation for some transactions and consulting services relating to budgeting process optimization.

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

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which are our home country, may differ significantly from the NYSE corporate governance listing standards. We rely on the home country practice with respect to the majority independent board requirement, the audit committee’s minimum number of members requirement and the nominating and corporate governance committee requirement under the NYSE rules. As a result, you will not be provided with the benefits of all the corporate governance requirements of the NYSE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—We rely on certain exemptions from corporate governance requirements of the New York Stock Exchange, which may afford less protection to the holders of our ADSs.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhaopin Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Tenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form S-8 (File No. 333-198778), filed with the Securities and Exchange Commission on September 16, 2014)

2.1	Form of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

2.2	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.3)

2.3	Deposit Agreement, dated June 11, 2014, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198778), filed with the Securities and Exchange Commission on September 16, 2014)

4.1	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant and form of Employment Agreement Extension (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.3	Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.4	English translation of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Beijing Zhilian Sanke Human Resources Service Limited and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.5	English translation of Loan Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.6	English translation of Exclusive Technology Consulting and Service Agreement, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.7	English translation of Business Operations Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Beijing Zhilian Sanke Human Resources Service Limited and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.8	English translation of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Beijing Zhilian Sanke Human Resources Services Limited and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.9	English translation of Power of Attorney by the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.10	English translation of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.11	English translation of Loan Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.12	English translation of Exclusive Technology Consulting and Service Agreement, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.13	English translation of Business Operations Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.14	English translation of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.15	English translation of Power of Attorney by the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.16	English translation of form of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., 12 consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.17	English translation of form of Business Operation Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., 12 consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.18	English translation of form of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., 12 consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.19	English translation of form of Power of Attorney by the shareholders of 12 consolidated affiliated entities (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.20	English translation of form of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., two consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.21	English translation of form of Business Operation Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., two consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.22	English translation of form of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., two consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.23	English translation of form of Power of Attorney by the shareholders of two consolidated affiliated entities (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.24	English translation of form of Loan Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and shareholders of 14 consolidated affiliated entities (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.25	English translation of form of Exclusive Technology Consulting and Service Agreement, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and 14 consolidated affiliated entities (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.26	English translation of Beijing Wangpin Consulting Co., Ltd. (Joint Venture) Agreement and its amendments between Zhaopin Limited and Beijing Zhilian Sanke Human Resources Service Co., Ltd. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.27	English translation of Equity Interest Pledge Agreement, dated June 20, 2014, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Guangzhou Houbo Information Technology Co., Ltd. and the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.28	English translation of Loan Agreement, dated June 20, 2014, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.29	English translation of Exclusive Technology Consulting and Service Agreement, dated June 20, 2014, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.30	English translation of Business Operations Agreement, dated June 20, 2014, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Guangzhou Houbo Information Technology Co., Ltd. and the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.31	English translation of Exclusive Equity Option Agreement, dated June 20, 2014, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Guangzhou Houbo Information Technology Co., Ltd. and the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.32	English translation of Power of Attorney by the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.33	Share Purchase Agreement by and between the Registrant and Jobs DB Inc. dated May 22, 2014 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.34	Subscription Agreement by and between the Registrant and PCV Belge SCS dated June 2, 2014 (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.35	Registration Rights Agreement between the Registrant and PCV Belge SCS dated June 17, 2014 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

8.1*	Significant subsidiaries and affiliated entities of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhaopin Limited

By:	/s/ Evan Sheng Guo
	Name:	Evan Sheng Guo
	Title:	Director & Chief Executive Officer

Date: November 16, 2015

ZHAOPIN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Zhaopin Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ (deficit)/equity and of cash flows present fairly, in all material respects, the financial position of Zhaopin Limited and its subsidiaries at June 30, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

November 16, 2015

Zhaopin limited

Consolidated Balance Sheets
as of June 30, 2014 and 2015

(in thousands, except for number of shares)

		As of June 30
		2014	2015	2015
	Note	RMB	RMB	US$ (Note 3(d))
ASSETS
Current assets:
Cash and cash equivalents	3(f)	1,035,425	1,368,943	220,797
Restricted cash	3(h)	-	6,103	984
Time deposits and restricted time deposits	3(i)	141,393	324,553	52,347
Accounts receivable, net	5	15,600	21,300	3,436
Amounts due from a related party	18	2,378	858	139
Prepayments and other current assets	6	78,864	157,291	25,370
Deferred tax assets	12	11,493	20,188	3,256
Total current assets		1,285,153	1,899,236	306,329
Non-current assets:
Restricted cash	3(h)	8,024	-	-
Restricted time deposits	3(i)	351,872	210,471	33,947
Property and equipment, net	7	46,271	49,706	8,017
Intangible assets, net	8	21,523	19,457	3,138
Goodwill	9	62,548	62,548	10,088
Other non-current assets		4,106	4,136	667
Deferred tax assets	12	153	2,491	402
Total non-current assets		494,497	348,809	56,259
Total assets		1,779,650	2,248,045	362,588

LIABILITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	10	128,135	121,584	19,610
Accounts payable(including accounts payable of the consolidated variable interest entities without recourse to the Company of RMB56 and nil as of June 30, 2014 and 2015, respectively)		3,701	7,034	1,135
Amounts due to a related party	18	990	-	-
Salaries and welfare payable (including salaries and welfare payable of the consolidated variable interest entities without recourse to the Company of RMB8,634 and RMB7,737(US$1,248) as of June 30, 2014 and 2015, respectively)		88,038	110,194	17,773
Taxes payable (including taxes payable of the consolidated variable interest entities without recourse to the Company of RMB5,002 and RMB2,191 (US$353) as of June 30, 2014 and 2015, respectively)		55,780	88,857	14,332
Deferred revenues (including deferred revenues of the consolidated variable interest entities without recourse to the Company of RMB26,547 and RMB24,359 (US$3,929) as of June 30, 2014 and 2015, respectively)		484,209	598,251	96,492
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of RMB2,317 and RMB707 (US$113) as of June 30, 2014 and 2015, respectively)	11	96,365	114,577	18,479
Total current liabilities		857,218	1,040,497	167,821
Non-current liabilities:
Deferred revenues (including deferred revenues of the consolidated variable interest entities without recourse to the Company of RMB95 and RMB3 (US$0.5) as of June 30, 2014 and 2015, respectively)		4,460	4,942	797
Long-term bank loans	10	291,044	158,755	25,606
Deferred tax liabilities	12	9,125	13,067	2,108
Total non-current liabilities		304,629	176,764	28,511
Total liabilities		1,161,847	1,217,261	196,332
Commitments and contingencies	19

Zhaopin limited

Consolidated Balance Sheets
as of June 30, 2014 and 2015

(in thousands, except for number of shares)

		As of June 30
		2014	2015	2015
	Note	RMB	RMB	US$ (Note 3(d))
Shareholders’ equity
Ordinary shares (US$0.01 par value; 2,000,000,000 shares authorized as of June 30, 2014 and 2015, 99,882,260 (including 13,442,222 Class A and 86,440,038 Class B) and 124,882,170 (including 39,955,627 Class A and 84,926,543 Class B) shares issued and outstanding as of June 30, 2014 and 2015, respectively)	15	6,799	7,296	1,177
Additional paid-in capital		1,330,038	1,491,387	240,546
Statutory reserves	3(w)	10,706	10,769	1,737
Accumulated other comprehensive loss		(1,684)	(3,171)	(511)
Accumulated deficit		(737,695)	(486,540)	(78,474)
Non-controlling interest		9,639	11,043	1,781
Total shareholders’ equity		617,803	1,030,784	166,256
Total liabilities and shareholders’ equity		1,779,650	2,248,045	362,588

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

Consolidated Statements of Comprehensive Income

for the Years Ended june 30, 2013, 2014 and 2015

(in thousands, except for number of shares and per share data)

		For the Year Ended June 30
		2013	2014	2015	2015
	Note	RMB	RMB	RMB	US$ Note 3(d)
Revenues:	3(p)
Online recruitment services		769,105	882,474	1,069,351	172,476
Other services revenues		139,778	197,282	220,573	35,576
Total revenues		908,883	1,079,756	1,289,924	208,052
Less: Business tax and surcharges		(42,023)	(22,023)	(18,649)	(3,008)
Net revenues		866,860	1,057,733	1,271,275	205,044
Cost of services(1)		(68,489)	(95,353)	(115,918)	(18,696)
Gross profit		798,371	962,380	1,155,357	186,348
Operating expenses(1):
Sales and marketing expenses		(414,436)	(506,224)	(615,225)	(99,230)
General and administrative expenses		(175,491)	(229,230)	(254,011)	(40,970)
Total operating expenses		(589,927)	(735,454)	(869,236)	(140,200)
Income from operations		208,444	226,926	286,121	46,148
Other (expenses)/income:
Foreign currency exchange (loss)/gain		(28)	618	1,107	179
Investment and interest income, net		14,672	7,328	20,091	3,240
Other income/(expenses), net	20	2,869	1,709	(888)	(143)
Income before income tax expenses		225,957	236,581	306,431	49,424
Income tax expenses	12	(70,156)	(49,928)	(53,809)	(8,679)
Net income		155,801	186,653	252,622	40,745
Add: Net loss/(income) attributable to non-controlling interest		32	(763)	(1,404)	(226)
Net Income attributable to Zhaopin Limited’s shareholders		155,833	185,890	251,218	40,519
Less: Deemed dividend to a preferred shareholder	14	(265,032)	-	-	-
Income allocated to participating preferred shareholders	14	-	(708)	-	-
Net (loss)/income attributable to ordinary shareholders		(109,199)	185,182	251,218	40,519
Net (loss)/income per share:	17
—Basic		(20.53)	2.21	2.42	0.39
—Diluted		(20.53)	1.97	2.23	0.36
Net (loss)/income per ADS(2):	17
—Basic		(41.06)	4.42	4.84	0.78
—Diluted		(41.06)	3.94	4.46	0.72
Weighted average number of shares used in computing net (loss)/income per share:
—Basic		5,319,527	83,891,097	103,940,977	103,940,977
—Diluted		5,319,527	94,425,823	112,486,432	112,486,432
Comprehensive income:
Net income		155,801	186,653	252,622	40,745
Foreign currency translation adjustment, net of tax		8,911	992	(1,487)	(240)
Total comprehensive income		164,712	187,645	251,135	40,505
Add: Comprehensive loss/(income) attributable to non-controlling interest		32	(763)	(1,404)	(226)
Comprehensive income attributable to Zhaopin Limited’s shareholders		164,744	186,882	249,731	40,279

(1)	Share-based compensation expenses were allocated to cost of services and operating expenses as follows:

Cost of services	239	102	35	6
Sales and marketing expenses	1,555	678	235	38
General and administrative expenses	3,911	29,463	23,177	3,738

(2)	Each American depositary shares ("ADSs") represents two ordinary shares

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity
for the YEARs Ended june 30, 2013, 2014 and 2015

(in thousands, except for number of shares)

	Note	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non- controlling interest	Total Shareholders’ (Deficit)/Equity
		Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of June 30, 2012		2,027,680	168	22,250	6,738	(11,460)	(690,519)	-	(672,823)
Share-based compensation expenses	13	-	-	5,705	-	-	-	-	5,705
Repurchase of Series E Preferred Shares	14	-	-	(29,355)	-	-	(235,677)	-	(265,032)
Issuance of ordinary shares upon exercise of share options	13	4,061,591	256	3,239	-	-	-	-	3,495
Conversion of preferred shares		72,348,862	5,056	792,523	-	-	-	-	797,579
Consolidation of CJOL*		-	-	-	-	-	-	15,135	15,135
Appropriation of statutory reserves		-	-	-	2,355	-	(2,355)	-	-
Net income		-	-	-	-	-	155,833	(32)	155,801
Net loss of CJOL attributable to SEEK**		-	-	-	-	(2)	81	-	79
Foreign currency translation adjustment, net of tax		-	-	-	-	8,911	-	-	8,911
Balances as of June 30, 2013		78,438,133	5,480	794,362	9,093	(2,551)	(772,637)	15,103	48,850
Redesignation of preferred shares into Class B ordinary shares immediately prior to the completion of Initial Public Offering (“IPO”)	14	338,496	21	1,368	-	-	-	-	1,389
Share-based compensation expenses	13	-	-	30,243	-	-	-	-	30,243
Issuance of ordinary shares upon exercise of share options	13	7,663,409	471	39,711	-	-	-	-	40,182
Issuance of ordinary shares upon IPO, net of expenses	15	11,220,000	690	402,711	-	-	-	-	403,401
Issuance of ordinary shares upon Concurrent Private Placement (“CPP”), net of expenses	15	2,222,222	137	86,601	-	-	-	-	86,738
Deemed dividend to SEEK	16	-	-	(21,051)	-	-	-	-	(21,051)
Transaction costs related to acquisition of CJOL		-	-	(3,907)	-	-	-	-	(3,907)
Dividend to non-controlling shareholder of CJOL		-	-	-	-	-	-	(6,227)	(6,227)
Appropriation of statutory reserves		-	-	-	1,613	-	(1,613)	-	-
Net income		-	-	-	-	-	185,890	763	186,653
Net income of CJOL attributable to SEEK **		-	-	-	-	(125)	(1,685)	-	(1,810)
Foreign currency translation adjustment		-	-	-	-	992	-	-	992
Dividend distribution to the Company’s shareholders		-	-	-	-	-	(147,650)	-	(147,650)
Balances as of June 30, 2014		99,882,260	6,799	1,330,038	10,706	(1,684)	(737,695)	9,639	617,803
Share-based compensation expenses	13	-	-	23,447	-	-	-	-	23,447
Issuance of ordinary shares upon exercise of over-allotment options, net of expenses	15	1,683,000	104	61,950	-	-	-	-	62,054
Issuance of ordinary shares upon exercise of share options	15	6,427,446	393	75,952	-	-	-	-	76,345
Appropriation of statutory reserves		-	-	-	63	-	(63)	-	-
Net income		-	-	-	-	-	251,218	1,404	252,622
Foreign currency translation adjustment		-	-	-	-	(1,487)	-	-	(1,487)
Balances as of June 30, 2015		107,992,706	7,296	1,491,387	10,769	(3,171)	(486,540)	11,043	1,030,784

*	On June 20, 2014, the Company completed the acquisition of Jobs DB China Investments Limited and its consolidated affiliated entities (collectively, “CJOL”) from Jobs DB Inc. (“Jobs DB”) (Note 16). CJOL was consolidated by Zhaopin under common control accounting principles from February 19, 2013; its non-controlling interest is recognized in Zhaopin’s consolidated financial statements accordingly.
**	Net income of CJOL was received and retained by Jobs DB before CJOL was acquired by Zhaopin in June 2014 (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

Consolidated Statements of Cash Flows
for the YEAR Ended JUNE 30, 2013, 2014 and 2015

(in thousands)

	For the Year Ended June 30,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$ Note 3(d)
Cash flows from operating activities:
Net income	155,801	186,653	252,622	40,745
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expenses	5,705	30,243	23,447	3,782
Amortization of loan facility transaction costs	3,136	6,587	3,676	593
Provision for allowance for doubtful accounts	875	974	371	60
Depreciation expenses	14,902	18,364	23,371	3,770
Amortization expenses	2,493	3,450	3,198	516
Other income from change in fair value of derivative instruments	-	-	(923)	(149)
Loss on disposal of property and equipment	160	104	372	60
Loss/(gain) from foreign currency exchange	28	(618)	(1,337)	(216)
Deferred tax expenses/(benefits)	22,154	1,220	(7,091)	(1,144)
Changes in operating assets and liabilities:
Accounts receivable	(319)	(3,822)	(6,071)	(979)
Amounts due from related parties	7,559	-	1,520	245
Prepayment and other current assets	(4,417)	(9,773)	(63,198)	(10,193)
Other non-current assets	-	(4,106)	(30)	(5)
Amounts due to related parties	(255)	-	(990)	(160)
Accounts payable	(324)	923	3,333	538
Salaries and welfare payable	14,363	10,447	22,156	3,574
Taxes payable	30,461	5,387	33,077	5,335
Deferred tax liabilities	-	(22,410)	-	-
Deferred revenues	40,088	98,008	114,524	18,471
Accrued expenses and other current liabilities	19,790	1,828	49,133	7,923
Net cash provided by operating activities	312,200	323,459	451,160	72,766
Cash flows from investing activities:
Cash obtained from the acquisition of CJOL	35,882	-	-	-
Cash paid for the acquisition of CJOL	-	(96,804)	-	-
Payment of share transfer consideration due to a related party	-	(6,000)	-	-
Placement of time deposits and restricted time deposits	(519,450)	(493,265)	(179,000)	(28,871)
Maturity of restricted time deposits	-	519,450	140,000	22,581
Release of restricted cash	-	14,872	-	-
Cash allocated to restricted cash	(14,872)	(8,024)	-	-
Proceeds from disposal of property and equipment	49	60	183	30
Purchase of property and equipment	(12,884)	(25,725)	(31,761)	(5,124)
Purchase of intangible assets	(5,161)	(3,088)	(570)	(92)
Net cash (used in) investing activities	(516,436)	(98,524)	(71,148)	(11,476)
Cash flows from financing activities:
Proceeds from IPO and CPP, net of expenses	-	515,301	-	-
Payment of accrued IPO and CPP expenses	-	-	(25,162)	(4,058)
Proceeds from exercise of over-allotment options, net of expenses	-	-	62,054	10,009
Proceeds from exercise of options	3,495	40,182	58,389	9,417
Repurchase of preferred shares	(423,867)	-	-	-
Dividends distributed to non-controlling interest shareholder of CJOL	-	(6,227)	-	-
Dividends distributed to Zhaopin Limited’s shareholders	-	(147,650)	-	-
Proceeds of bank loans	427,007	423,185	73,364	11,833
Repayment of bank loans	-	(415,925)	(214,459)	(34,590)
Payment of bank loan facility transaction costs	(8,912)	(4,247)	(1,310)	(211)
Settlement of derivative instruments	-	(5,121)	890	144
Net cash (used in)/provided by financing activities	(2,277)	399,498	(46,234)	(7,456)
Effect of exchange rate changes on cash and cash equivalents	(783)	448	(260)	(41)
Net (decrease)/increase in cash and cash equivalents	(207,296)	624,881	333,518	53,793
Cash and cash equivalents, beginning of the year	617,840	410,544	1,035,425	167,004
Cash and cash equivalents, end of the year	410,544	1,035,425	1,368,943	220,797

Supplemental disclosure of cash flow information:
Cash paid for income taxes	44,365	86,932	56,133	9,054
Cash paid for interest expense	2,035	7,281	8,216	1,325

Supplemental disclosure of non-cash financing and investing activities:
Accrual related to purchases of property and equipment	6,075	3,730	(4,401)	(710)
Accrual related to IPO-related service fees	-	25,162	(25,162)	(4,058)
Conversion of preferred shares into ordinary shares	797,579	1,389	-	-

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

PRC laws and regulations currently limit direct foreign ownership of companies that provide value-added telecommunication services, advertising services and human resources related services. To comply with these regulations, the Company conducts parts of its online recruitment and other human resources related businesses in China through its VIEs (see Note 2). As of June 30, 2015, the Company has a total of 10 VIEs in China, including Beijing Zhilian Sanke Human Resources Service Co., Ltd. (“Zhilian Sanke”), which holds the licenses and permits necessary to conduct internet related operations in China. The Company conducts its human resources related operations primarily through Beijing Wangpin, a subsidiary of the Company.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(c)	Major Subsidiaries and VIEs

As of June 30, 2015, the Company’s consolidated subsidiaries and VIEs include the following entities:

Name	Place of Incorporation/ Establishment	Date of Incorporation/ Acquisition	Percentage of Direct Ownership		Principal Activities
Subsidiaries
Beijing Wangpin Consulting Co., Ltd.	PRC	05/29/2000	90	%*	Online recruitment
Zhilian Yipin (Beijing) Technology Co., Ltd.	PRC	08/22/2008	100%		Software development and technical services
Zhilian Wangpin (Beijing) Technology Co., Ltd.	PRC	02/17/2006	100%		Software development and technical services
Wangpin Information Consulting (Shanghai) Company Co., Ltd.	PRC	03/22/2000	100%		Dormant
Guangdong Zhilian Culture & Media Co., Ltd.	PRC	11/26/2007	100%		Online recruitment
Jobs DB China Investments Limited	Hong Kong	06/20/2014	100%		Investment holding****
VIEs
Beijing Zhilian Sanke Human Resources Service Co., Ltd.	PRC	04/29/1997	0	%**	Online recruitment
Wuhan Zhilian Rencai Advertising Co., Ltd.	PRC	10/31/2003	0	%**	Online recruitment***
Shenyang Zhilian Wangpin Advertising Co, Ltd.	PRC	01/13/2005	0	%**	Advertising
Harbin Zhilian Wangcai Advertising Co., Ltd.	PRC	01/07/2008	0	%**	Advertising
Shenyang Zhilian Recruitment Service Co., Ltd.	PRC	05/09/2007	0	%**	Online recruitment***
Dalian Zhilian Advertising Co., Ltd.	PRC	11/24/2005	0	%**	Advertising***
Hangzhou Wangpin Advertising Co., Ltd.	PRC	04/24/2006	0	%**	Advertising***
Fuzhou Zhilian Advertising Co., Ltd.	PRC	11/26/2007	0	%**	Advertising***
Xiamen Zhilian Wangpin Commercial Service Co., Ltd.	PRC	03/14/2008	0	%**	Business services***
Guangzhou Houbo Information Technology Co., Ltd (“Houbo”).	PRC	20/06/2014	0	%**	Software development and technical services****
Subsidiary of a VIE:
Shenzhen Xijier Human Resources Co., Ltd (“Shenzhen Xijier")	PRC	20/06/2014	0	%**	Online recruitment****

*	Beijing Wangpin is 90% owned by the Company and 10% owned by Zhilian Sanke, a variable interest entity for which the Company is the primary beneficiary (see Note 2).

**	The Company is the primary beneficiary for these variable interest entities. Accordingly, the results of operations, financial position and cash flows of these entities have been consolidated in the Group’s consolidated financial statements (see Note 2).

***	The Company is in the process of transferring the business operations of 6 VIEs to Beijing Wangpin in preparation for the liquidation of the 6 VIEs.

**** These entities were acquired as part of CJOL business in June 2014. See Note 16 – “BUSINESS COMBINATION”.

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

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

Exclusive Technical and Consulting Services Agreements

Pursuant to the Exclusive Technical and Consulting Services Agreement between Zhilian Wangpin and each VIE, Zhilian Wangpin has the exclusive right to provide to the VIE technical and consulting services relating to, among other things, server maintenance and related internet platform management services, development and upgrade of application software for servers and users, training of technical and business personnel, and other services agreed upon by the parties. Without Zhilian Wangpin’s prior written consent, the VIE shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, Zhilian Wangpin exclusively owns all intellectual property rights resulting from the performance of all services under this agreement. The Exclusive Technical and Consulting Services Agreement entitles Zhilian Wangpin to charge the VIE service fees that amount to substantially all of the net income of the VIE. The term of this agreement is ten years and will be extended upon the written notice made by Zhilian Wangpin for a period determined by Zhilian Wangpin. Zhilian Wangpin can terminate the agreement at any time by providing 30 days’ prior written notice to the VIE. The VIE is not permitted to terminate the agreement prior to the expiration date, unless due to Zhilian Wangpin’s gross negligence, fraud, unlawful conducts or bankruptcy.

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

As of June 30, 2015, six of the Group’s VIEs have registered their equity pledge with the relevant local administration for industry and commerce. The remaining four VIEs have yet to register their equity pledge. Although the lack of registration of the equity pledges does not affect the Group’s ability to enforce the duly executed agreements against the direct equity owners of the VIEs, the Group may not be able to successfully enforce these pledges against any third parties, who may acquire the equity interests in the VIEs in good faith, until the equity pledges are registered.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The following consolidated financial information of the VIEs is included in the accompanying consolidated financial statements:

	As of June 30
	2014	2015
	RMB	RMB
Total assets	51,734	59,255
Total liabilities	85,346	60,413
Payable to third parties	42,651	34,997
Payable to inter-company entities*	42,695	25,416

	For The Year Ended June 30
	2013	2014	2015
	RMB	RMB	RMB
Net revenue	119,322	96,275	63,367
Net income	15,365	37,909	41,421
Inter-company payable/(receivable) forgiveness*	-	7,680	44,727
Inter-company dividends received**	-	24,900	-
Net income/(loss) from third parties	15,365	5,329	(3,306)

	For The Year Ended June 30
	2013	2014	2015
	RMB	RMB	RMB
Net increase/(decrease) in cash and cash equivalents	33,324	(14,358)	1,680

*	All inter-company transactions and balances have been eliminated upon consolidation.

**	On July 15, 2013, Beijing Wangpin declared a one-time cash dividend of RMB24,900 to Zhilian Sanke which holds 10% equity interest of Beijing Wangpin. On September 22, 2013, Beijing Wangpin paid out the cash dividend of RMB24,900 to Zhilian Sanke.

The total assets of the consolidated VIEs as of June 30, 2014 and 2015 were mainly comprised of cash and cash equivalents, accounts receivable, amounts due from inter-company entities, prepayments and other current assets and property and equipment. The total liabilities of the consolidated VIEs as of June 30, 2014 and 2015 were mainly comprised of accounts payable, salaries and welfare payable, deferred revenues and amounts due to inter-company entities.

Under the contractual agreements with the VIEs, Zhilian Wangpin has the power to direct activities of the VIEs, and direct the transfer of assets out of the VIEs. Therefore, Zhilian Wangpin considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs except for registered capitals of the VIEs amounting to RMB5,260 as of June 30, 2015. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

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

The Company acquired CJOL on June 20, 2014. At that time, both companies were controlled by SEEK. As a result, the Company’s consolidated financial statements as of and for the years ended June 30, 2013, 2014 and 2015 reflect the results of the combined entities and businesses of the Company and CJOL as if they had been combined from February 19, 2013, the date when the Company came under the control of SEEK.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the allowance for doubtful accounts, estimating useful lives of long-lived assets and intangible assets, subsequent impairment assessment of long-lived assets, indefinite-live intangible assets and goodwill, valuation allowance of deferred tax assets, relative values of accounting units in certain multiple element arrangements and determination of share-based compensation. In addition, the valuation model used to estimate the fair value of share options upon grant date uses certain assumptions, including, but not limited to, complex and subjective judgment made regarding the Group’s projected financial and operating results and business risks.

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and statements of cash flows from RMB into US$ as of and for the year ended June 30, 2015 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.2000, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on June 30, 2015. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2015, or at any other rate. On November 6, 2015, the certified exchange rate was US$1.00 = RMB 6.3180, which is not materially different from the certified rate on June 30, 2015.

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

Cash and cash equivalents of the Company primarily represent cash on hand, demand deposits placed with banks which have original maturities of three months or less, and money market funds with weighted average maturity of the fund’s securities holdings within 90 days.

As of June 30, 2015, all money market funds have been converted into demand deposits.

(g)	Short-term investments

Short-term investments represent short-term principal-protected wealth management products offered by financial institutions which are restricted as to withdrawal. The investments are issued by commercial bank in China with a variable interest rate indexed to performance of underlying assets.

All short-term investments have been converted into cash at each reporting period end. The group had no short-term investment balances as of June 30, 2014 and 2015, respectively.

Cash flows related to short-term wealth management products are presented on a net basis because they have quick turnover, occur in large volumes and have short maturities (less than 90 days).

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(h)	Restricted cash

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

The loans from the offshore banks are classified as long-term bank loans within one year or long-term bank loans as of June 30, 2015 based on their repayment period. The rates of interest under the bank loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

As at June 30, 2014 and 2015, RMB8,024 and RMB6,103 cash deposits are held respectively in interest reserve accounts for the bank loans, which are designated for bank loan payment only, and are classified as restricted cash on the Company’s consolidated financial statements.

Restricted cash deposits are valued based on the prevailing interest rates in the market, and classified into current and non-current portion based on the maturities of the bank loans they are associated with.

(i)	Time deposits and restricted time deposits

Time deposits represent demand deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods. Time deposits are valued based on the prevailing interest rates in the market.

RMB493,265 and RMB435,024 time deposits are pledged respectively as of June 30, 2014 and 2015, as collateral to the bank loans and therefore are treated as restricted time deposits on the Company’s consolidated financial statements. RMB nil and RMB100,000 time deposit with original maturities more than three months were placed with banks as of June 30, 2014 and 2015.

Restricted time deposits are valued based on the prevailing interest rates in the market, and classified into current portion and non-current portion based on the maturities of the bank loans they are associated with.

(j)	Accounts Receivable, net

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

(k)	Property and Equipment

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

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(l)	Intangible Assets

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

(m)	Goodwill

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

The Group as a whole, including recently acquired CJOL, is determined to be one reporting unit for goodwill impairment testing. The Company directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment loss has been identified for the years ended 2014 and 2015, respectively.

(n)	Impairment of Long-lived Assets and Indefinite-lived Intangible Assets

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

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(o)	Non-controlling Interest Recognition

Non-controlling interest is recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interest in our consolidated financial statements primarily consists of non-controlling interest for CJOL.

(p)	Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met and any cash payments received up front are initially recognized as deferred revenues.

Revenues presented in the consolidated statements of comprehensive income include revenues from online recruitment services and other services.

Online Recruitment Services

The Group provides online recruitment services such as classified job postings, display advertisements, resume access services and other online value-added recruitment services. Employers enter into standard service agreements with the Group, under which different service arrangements, service fulfillment period, total consideration and other terms are agreed upon by both parties. Online recruitment services revenues are recognized ratably over the service fulfillment period, which normally ranges from one month to one year.

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

Other online valued-added recruitment services mainly includes Recruiting Companion, a service that provides online job posting, resume screening, interviews, recruitment analysis and strategy, detailed day-to-day execution of recruitment plans and candidate recruitment on behalf of our customers. Upon completion of these activities, a completion report is delivered to customers summarizing the activities carried out. Fees for Recruiting Companion service are recognized upon delivery of the completion report.

Other services

Other services provided by the Group are comprised of campus recruitment services, assessment services and other human resources related services.

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

(q)	Cost of Services

Cost of services consist primarily of network costs, printing and publishing expenses, payroll, share-based compensation and other employee-related costs and other expenses incurred by the Group which are directly attributable to the performance of the Group’s online recruitment and other human resources related services.

(r)	Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll, share-based compensation and other employee-related expenses for the Group’s sales and marketing staff, office rental and property management fees as well as advertising expenses. Advertising expenses generally represent the cost of marketing activities used to create or stimulate a positive image of the Group’s brand or a desire for the Group’s services. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled RMB71,345, RMB73,955 and RMB93,860 for the year ended June 30, 2013, 2014 and 2015.

(s)	General and Administrative Expenses

General and administrative expenses consist primarily of payroll, share-based compensation and other employee-related expenses for the Group’s managerial and administrative staff, office rental and property management fees, professional services fees, depreciation of equipment and other administrative office expenses.

(t)	Share-Based Compensation

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

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(u)	Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, net of any rent concessions, are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease term.

(v)	Taxation

Value-added tax, business tax and surcharges

Prior to September 2012, the Company’s subsidiaries and VIEs in the PRC were subject to business taxes and related surcharges on the revenues earned for services provided in the PRC after certain deductions. The applicable rate of business taxes was 5%. Business taxes and related surcharges were deducted from gross revenues to arrive at net revenues in the Group’s consolidated statements of comprehensive income.

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

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under income tax expenses in its statement of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the year ended June 30, 2013, 2014 and 2015. As of June 30, 2014 and 2015, the Group did not have any significant unrecognized uncertain tax positions, respectively.

(w)	Statutory Reserves

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

For the years ended June 30, 2013, 2014 and 2015, the Company’s PRC subsidiaries and VIEs made appropriations of RMB2,355, RMB1,613 and RMB63 to their statutory reserves.

(x)	Related Parties

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

(y)	Net Income/(Loss) Per Share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, which provide the holders of participating securities the ability to participate in all dividends declared with the holders of ordinary shares on a one-to-one per-share basis in all dividend declared, as if all undistributed earnings for the period were distributed. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of income allocation to holders of participating preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible preferred shares (using the if-converted method). Ordinary equivalent shares are not included in the denominator of the diluted net income/(loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(z)	Employee Benefits

The full-time employees of the Group that are employed in the PRC are entitled to staff welfare and benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund contributions through a PRC government-mandated multi-employer defined contribution plan. Companies are required to accrue for the benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued for these benefits. For the years ended June 30, 2013, 2014 and 2015, total amounts recognized for such employee benefits amounted to RMB79,777, RMB99,475 and RMB96,481, and were charged to the consolidated statements of comprehensive income. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

(aa)	Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss consists of foreign currency translation adjustments.

(bb)	Segment Reporting

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

As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(cc)	Derivative financial instruments

Derivative financial instruments are initially recognized on the date a derivative contract is entered into and are subsequently measured at fair value. The method of recognizing the gain or loss resulting from the derivative instrument depends on whether the derivative is designated as a hedging instrument. The Company entered into two foreign exchange rate forward contracts and one interest rate swap contract in July 2013 and a cross currency interest rate swap contract in January 2015. The Company did not designate any derivatives as hedging instruments as of June 30, 2014 and 2015. These instruments are marked-to-market at each period-end with the associated changes in fair value recognized in the line item “Other income, net” in the consolidated statements of comprehensive income and “Accrued expenses and other liabilities” or “Prepayments and other current assets” in the consolidated balance sheets. These instruments are used for risk management purposes only and not for other speculative or trading purposes (Note 4(b) (c)). The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. As these instruments are related to economic hedges on the Company’s bank loans, the cash flows are classified as financing activities.

(dd)	Effect of recent accounting pronouncement

In April 2015, the FASB issued ASU No.2015-03 and further in August 2015, the FASB issued ASU No.2015-15, both ASUs are aimed to simplify the presentation of debt issuance costs, and require entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability. The two guidances do not have impact on the Company’s financial statements because they are in line of the Company’s current practice.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods, and will be required to be applied retrospectively. Early application of the guidance is not permitted. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. Therefore, this guidance is applicable to the Company’s 2019 fiscal year. The Company is currently evaluating the impact of this guidance.

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

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, time deposits, restricted time deposits and accounts receivable. As of June 30, 2015, substantially all of the Group’s cash and cash equivalents, restricted cash, time deposits and restricted time deposits were held in financial institutions located in the PRC that management believes are of high-credit rating and sound quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. Management believes credit risk on accounts receivable is moderate due to the diversity of its services and customers.

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

As the Company’s functional currency is US$ and it had RMB85,000 loan till June 26, 2015, the Company was exposed to foreign currency exchange risk arising from exchange rate movement between RMB and US$. In January 2015, the Company entered into a cross currency interest rate swap contract to protect against the appreciation of RMB with notional amount of RMB85,000 to manage this foreign currency exchange risk. (See Note 20)

(c)	Interest Rate Risk

The Group’s exposure to interest rate risk mainly arises from long-term borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk.

As part of its capital risk management policy, the Group protects part of its borrowings from exposure to fluctuation in benchmark interest rate (primarily the 1-month LIBOR). In July 2013, the Company entered into an interest swap contract under which it receives interest based on the 3-month LIBOR and pay interest at fixed rate in relation to its US$20,000 loan (see Note 20).

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(d)	Major Customers

No individual customer accounted for more than 10% of net revenues during the years ended June 30, 2013, 2014 and 2015. No individual customer accounted for more than 10% of accounts receivable as of June 30, 2014 and 2015.

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

5.	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2014	2015
	RMB	RMB
Accounts receivable	18,449	23,435
Less: Allowance for doubtful accounts	(2,849)	(2,135)
Accounts receivable, net	15,600	21,300

The following table presents the movement of the allowance for doubtful accounts for the years ended June 30, 2013, 2014 and 2015:

	For the Year Ended June 30,
	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of the period	(1,966)	(2,186)	(2,849)
Additions: charges to bad debt expenses, net of recoveries	(875)	(974)	(371)
Less: write-offs of accounts receivable	655	311	1,085
Balance at end of the period	(2,186)	(2,849)	(2,135)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of June 30,
	2014	2015
	RMB	RMB
Receivables related to employees’ exercise of share-based compensation	-	70,659
Prepaid taxes	39,904	46,725
Advances to employees	11,183	14,881
Rental and advertising deposits	12,351	10,928
Prepaid rental and advertising expenses	9,463	4,135
Interest receivable	-	1,578
Prepaid professional service fees	162	-
Others	5,801	8,385
Total	78,864	157,291

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

7.	PROPERTY AND EQUIPMENT, NET

	As of June 30,
	2014	2015
	RMB	RMB
Electronic equipment	75,447	80,231
Furniture and office equipment	16,777	13,142
Leasehold improvements	25,769	30,141
Motor vehicles	1,494	1,434
Less: accumulated depreciation	(73,216)	(75,242)
Net book value	46,271	49,706

Depreciation expenses were RMB14,902, RMB18,364 and RMB23,371 for the years ended June 30, 2013, 2014 and 2015.

Loss from disposal of property and equipment amounted to RMB160, RMB104 and RMB372 for the years ended June 30, 2013, 2014 and 2015.

8.	INTANGIBLE ASSETS, NET

	As of June 30, 2014
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Computer software	15,624	(10,841)	4,783
Acquired Internet Content Provider License	568	(568)	-
Trademarks	256	(172)	84
Customer relationship	1,000	(844)	156
Brand name	16,500	-	16,500
	33,948	(12,425)	21,523

	As of June 30, 2015
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Computer software	16,713	(13,816)	2,897
Acquired Internet Content Provider License	568	(568)	-
Trademarks	256	(196)	60
Customer relationship	1,000	(1,000)	-
Brand name	16,500	-	16,500
	35,037	(15,580)	19,457

Amortization expenses amounted to RMB2,493, RMB3,450 and RMB3,198 for the years ended June 30,2013, 2014 and 2015.

There is no loss from disposal of intangible assets for the years ended June 30, 2013, 2014 and 2015.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The estimated amortization expenses for the above intangible assets for each of the following five years are as follows:

Amount
RMB
For the years ended June 30,
2016	2,008
2017	829
2018	89
2019	37
2020	12

9.	GOODWILL

As a result of the acquisition of CJOL in June 2014 (see Note 16), the acquired assets and liabilities of CJOL are consolidated at their historical carrying amount by the Company in its consolidated financial statements started from February 19, 2013, including the goodwill that arose from SEEK’s acquisition of CJOL in May 2011. The changes in the carrying amount of goodwill for the years ended June 30, 2014 and 2015 were as follows:

Balance
RMB
Balance as of June 30, 2014	62,548
Balance as of June 30, 2015	62,548

10.	BANK BORROWINGS

Bank borrowings as of June 30, 2014 and 2015 consisted of the following:

	As of June 30,
	2014	2015
	RMB	RMB
Long-term bank loans
Secured long-term bank loans	419,179	280,339
Less: current portion of long-term bank loans	(128,135)	(121,584)
Non-current portion of long-term bank loans	291,044	158,755

As of June 30, 2014 and 2015, bank borrowings consisted of the following bank loans:

•	In February 2014, the Group entered into a two-year bank loan facility agreement, or the 2014 Facility 1, under which the Group can borrow up to US$21,000 at a floating interest rate of 2.95% per annum above 3 months LIBOR. This facility was collateralized by pledged time deposits of RMB140,000. From March 2014 to May 2014, the Group drew down US$21,000 (RMB128,770) under the 2014 Facility 1. On September 4, 2014, the Company repaid the US$21,000 bank loan under 2014 Facility 1 before its maturity date, and related pledged time deposits was released upon the repayment.

Transaction costs of RMB1,475 were incurred to establish the 2014 Facility 1 as of June 30, 2015, which have been capitalized on the Company’s consolidated balance sheet, of which RMB1,073 and nil have not been amortized to interest expense through the consolidated statement of comprehensive income as of June 30, 2014 and 2015, respectively. The 2014 Facility 1 incurred interest expense of RMB1,211 and RMB743 for the year ended June 30, 2014 and 2015, respectively.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

•	In March 2014, the Group entered into a loan facility agreement, or the 2014 Facility 2, under which the Group can borrow up to US$20,000 and RMB85,000 at the floating interest rates of 1.25% per annum above 3 month LIBOR and 1.25% per annum above the bank’s cost of funds, respectively. As of June 30, 2015, the Group has made drawdowns of US$20,000(RMB123,042) and RMB85,000 under the 2014 Facility 2 due in March 2016. This bank loan facility is collateralized by pledged time deposits of RMB223,038, which will be released upon the termination or expiry of this facility at the Company’s request. RMB8,024 and RMB6,103 of restricted cash were deposited as interest reserve as of June 30, 2014 and 2015. On June 26, 2015, the Company repaid the RMB85,000 bank loan under 2014 Facility 2 before its maturity date.

Transaction costs of RMB3,281 were incurred to establish the 2014 Facility 2, and have been capitalized on the Company’s consolidated balance sheet, of which RMB2,893 and RMB688 has not been amortized to interest expense through the consolidated statement of comprehensive income as of June 30, 2014 and 2015, respectively. The 2014 Facility 2 incurred interest expense of RMB782 and RMB5,917 for the year ended June 30, 2014 and 2015, respectively.

•	In May 2014, the Group entered into a loan facility agreement, or the 2014 Facility 3, with maximum term of two years. Under the 2014 Facility 3, the Group can borrow up to US$18,000 at a floating interest rate of 1 month LIBOR plus 1% per annum. The balance of collateralized time deposit pledge was RMB129,896. In June 2014, the Group made a drawdown of US$14,000(RMB86,373) under this facility. In May 2015, the Group drew down the remaining US$4,000 (RMB24,455) under this facility.

Transaction costs of RMB1,397 were incurred to establish the 2014 Facility 3, and have been capitalized on the Company’s consolidated balance sheet, of which RMB258 and RMB166 has not been amortized to interest expense through the consolidated statement of comprehensive income as of June 30, 2014 and 2015, respectively. The 2014 Facility 3 incurred interest expense of RMB66 and RMB1,047 for the year ended June 30, 2014 and 2015, respectively.

•	On May 12, 2015, the Company entered into a two-year bank loan facility agreement, or the 2015 Facility 1, under which the Company can borrow up to US$12,000 at a floating interest rate at 1% per annum above 1 month LIBOR. In May 2015, the Company drew down US$8,000(RMB48,909). As of June 30, 2015, the outstanding balance under this facility is at US$8,000 due in May 2017. This bank loan facility is collateralized by pledged time deposits of RMB79,000, which will be released upon the termination or expiry of this facility.

Transaction cost of RMB99 was incurred to establish the 2015 Facility 1 and has been capitalized on the Company’s consolidated balance sheet, of which RMB33 has not been amortized to interest expense through the consolidated statement of comprehensive income as of June 30, 2015. The 2015 Facility 1 incurred interest expense of RMB55 for the year ended June 30, 2015.

The agreements of the 2014 Facility 1, the 2014 Facility 2, the 2014 Facility 3 and the 2015 Facility 1 do not contain financial covenants or restrictions , except that the proceeds shall not be used or reinvested in China.

The carrying value of the bank loans approximates their fair value. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term and long-term bank loans (see Note 21).

The repayment schedule of the long-term bank loans is as follows:

	As of June 30,
	2014	2015
	RMB	RMB
Within one year	128,135	121,584
Between one and two years	291,044	158,755

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of June 30
	2014	2015
	RMB	RMB
Payable related to employees’ exercise of share-based compensation	-	31,128
Accrued professional service fees	41,291	20,938
Accrued advertising expenses	10,019	18,165
Accrued sales and promotion expenses	11,938	15,310
Accrued training, rental, office, meeting and travel expenses	7,095	11,204
Payable for property and equipment purchases	10,053	5,652
Accrued network support expenses	5,470	3,402
Interest payable	909	455
Others	9,590	8,323
Total	96,365	114,577

12.	TAXATION

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

Except Beijing Wangpin, all of the Company’s PRC entities are subject to EIT at a rate of 25%. Beijing Wangpin has qualified as an HNTE and therefore is entitled to enjoy a preferential income tax rate of 15% from January 1, 2011 to December 31, 2016. Deferred tax as of June 30, 2015 and EIT expense for the twelve months then ended were calculated at a rate of 15% accordingly.

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

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

Composition of Income before Tax

The components of income before income taxes are as follows:

	For the Year Ended June 30,
	2013	2014	2015
	RMB	RMB	RMB
Income before income tax expenses
Income from China operations	239,408	247,420	327,099
Loss from non-China operations	(13,451)	(10,839)	(20,668)
Total income before income tax expenses	225,957	236,581	306,431

Composition of Income Tax Expenses

The current and deferred portions of income tax expenses included in the Group’s consolidated statements of comprehensive income are as follows:

	For the Year Ended June 30,
	2013	2014	2015
	RMB	RMB	RMB
Income tax expense applicable to China operations
Current income tax expenses	48,002	48,707	60,900
Deferred income tax(benefit)	(240)	(1,867)	(11,072)
Subtotal income tax expenses applicable to China operations	47,762	46,840	49,828
PRC withholding tax on undistributed earnings of PRC subsidiaries and VIEs	22,394	3,088	3,981
Total income tax expenses	70,156	49,928	53,809

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the Year Ended June 30,
	2013	2014	2015
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of Beijing Wangpin’s HNTE tax holiday	(9.1%)	(11.9%)	(10.6%)
Tax effect of tax-exempt entity	1.5%	1.1%	1.2%
Permanent book-tax differences
Non-deductible share-based compensation expenses	0.6%	3.2%	1.7%
Tax incentives relating to research and development expenditures	(0.6%)	(0.7%)	(2.1%)
Other non-deductible expenses	2.8%	3.8%	0.9%
Other permanent differences	(0.7%)	0.6%	0.7%
Effect of PRC withholding tax associated with dividends	9.9%	1.3%	1.3%
Changes in valuation allowance	1.6%	(1.3%)	(0.5%)
Effective tax rate	31.0%	21.1%	17.6%

The effects of Beijing Wangpin’s preferential tax rate to the Group are as follows:

	For the Year Ended June 30,
	2013	2014	2015
	RMB	RMB	RMB
Preferential tax treatments impact to net income attributable to ordinary shareholders	20,574	28,136	32,522
Per share effect - basic	3.87	0.33	0.31
Per share effect - diluted	3.87	0.30	0.29

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of June 30,
	2014	2015
	RMB	RMB
Deferred tax assets, current
Accruals and other liabilities	12,569	20,671
Tax loss carryforwards	-	-
Advertising expenses carryforwards	-	-
Total current deferred tax assets	12,569	20,671
Less: Valuation allowance	(1,076)	(483)
Total current deferred tax assets, net	11,493	20,188
Deferred tax assets, non-current
Intangible assets	153	2,503
Tax loss carryforwards	7,830	7,594
Advertising expenses carryforwards	21,981	21,124
Total non-current deferred tax assets	29,964	31,221
Less: valuation allowance	(29,811)	(28,730)
Total non-current deferred tax assets, net	153	2,491

Significant components of the Group’s deferred tax liabilities are as follows:

	As of June 30,
	2014	2015
	RMB	RMB
Deferred tax liabilities, current
PRC withholding tax on undistributed earnings of PRC subsidiaries and VIEs	-	-
Total current deferred tax liabilities	-	-
Deferred tax liabilities, non-current
Intangible assets from business acquisitions	4,164	4,125
PRC withholding tax on undistributed earnings of PRC subsidiaries and VIEs	4,961	8,942
Total non-current deferred tax liabilities	9,125	13,067

As of June 30, 2015, the Group had net loss carryforwards of approximately RMB30,376, which will or are expected to expire during the period between December 31, 2015 and December 31, 2020.

Movement of Valuation Allowance

A valuation allowance is provided on the deferred tax assets to the extent that management believes that it is more likely than not that such deferred tax assets will not be utilized in the foreseeable future. In making such determination, the Group considers various factors including future taxable income exclusive of reversing temporary differences and carryforwards. For the year period ended June 30, 2015, some valuation allowance was reversed when certain VIEs generated sufficient taxable income to utilize the deferred tax assets. While some of the entities have started to be profitable, there are other entities which continue to incur losses. Valuation allowances have been maintained for those entities where future losses are still expected to occur and management estimated that it is more likely than not that the deferred tax assets will not be utilized. If future events prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recorded when such events occur.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The following table shows the movement of valuation allowance for the periods presented:

	For the Year Ended June 30,
	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of the year	(29,527)	(34,029)	(30,887)
Current period addition	(8,153)	(3,043)	(5,370)
Current period reversal	3,651	6,185	7,044

Balance at end of the year	(34,029)	(30,887)	(29,213)

Withholding Tax on Undistributed Dividends

Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to withholding tax of 10%, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding taxes. The withholding tax imposed on the dividend income received from the Company’s PRC subsidiaries and VIEs will reduce the Company’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding taxes when they are distributed to foreign investors. All foreign investment enterprises are subject to withholding tax from January 1, 2008.

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

As the Company successfully completed the IPO and the CPP in June 2014 (see Note 15), the Company plans to use part of the proceeds received from issuance of its equity to repay the existing loans rather than relying on dividend distribution from its PRC subsidiaries. The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s PRC subsidiaries, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s PRC subsidiaries as of June 30, 2015. The unrecognized deferred tax liability on the undistributed earnings of the Company’s PRC subsidiaries is RMB38,915 as of June 30, 2015.

The deferred tax liabilities on undistributed earnings as of June 30, 2015 are related to the outside basis difference of the Company’s VIEs.

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

In June 2014, the Company adopted the 2014 Share Incentive Plan, or the “2014 Plan”, upon the completion of its initial public offering. Under the 2014 plan, the maximum aggregate number of shares, 8,523,574,which may be issued pursuant to all awards equals the number of shares that, as of the closing of the Company's IPO, have been reserved but not issued pursuant to any awards granted under the Company's existing plans and are not subject to any awards granted and outstanding thereunder, plus an annual increase on the first day of each our fiscal year during the term of our 2014 plan commencing with the fiscal year beginning July 1, 2015, by an amount equal to the least of (i) 3% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be established by the Company’s board of directors. No share-based award was granted under the 2014 Plan as of June 30, 2015.

The following table summarizes the Company’s share option activities for the year ended June 30, 2015:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
		US$
Balance at June 30, 2014	17,793,336	2.72	2.56
Exercised	(6,427,446)	1.94
Expired	(232,488)	1.72
Forfeited	(565,228)	4.22
Balance at June 30, 2015	10,568,174	3.13	2.26
Vested and exercisable at June 30, 2015	6,744,800	2.28	1.20

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

	For the Year Ended June 30,
	2013	2014
Risk-free interest rate (per annum)	1.23%~1.47%	1.28%~2.78%
Contractual life of the option	6	6
Expected dividend yield	0%	0%
Expected volatility	54.06%~56.38%	47.19%~55.10%
Post-vesting forfeiture rate	0%	0%

The total fair value of shares vested in the year ended June 30, 2013, 2014 and 2015 were RMB9,029, RMB15,485 and RMB12,221. For fully vested share options and share options expected to vest at the date of the latest statement of financial position, the aggregate intrinsic value for the outstanding options and exercisable options as of June 30, 2015 was RMB294,372 and RMB222,964.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

For the years ended June 30, 2013, 2014 and 2015, the total intrinsic value of stock options exercised was RMB78,973, RMB201,691 and RMB230,356.

The weighted average grant date fair value of options granted was US$2.24, US$3.32, and nil during the years ended June 30, 2013, 2014 and 2015, respectively.

The share-based compensation expenses were recognized in the comprehensive income with corresponding amounts recorded in additional paid-in capital of RMB5,705, RMB30,243 and RMB23,447 for the years ended June 30, 2013, 2014 and 2015.

As of June 30, 2015, there was RMB33,404 of unrecognized compensation cost, related to non-vested share options. This cost is expected to be recognized over a weighted average period of 3.35 years.

14.	CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES

From 1999 to 2008, the Company has issued several rounds of preferred shares to certain investors. In June 2014, all outstanding convertible preferred shares were redesignated into Class B ordinary shares immediately prior to the completion of IPO. The details of each series of the preferred shares are as follows:

	Year of Issuance	Issue Price per Share	Total Shares Originality Issued	Number of Shares Repurchased and Exchanged before July 1, 2011	Number of Shares Repurchased or Converted	Initial Conversion Ratio
		US$
Convertible preferred shares
Series A*	1999-2003	0~2.06	13,411,171	13,120,168	291,003	1:1.70795
Series B*	2004	0.49	4,176,069	3,715,320	460,749	1:1
Series C	2001	0.51	15,722,878	15,641,548	81,330	1:1
Series D-1.	2006, 2007	1.03	19,426,717	-	19,426,717	1:1
Series D-2.	2008	1.60	4,687,500	-	4,687,500	1:1
Redeemable convertible preferred share
Series E	2008	1.80	60,391,186	-	60,391,186	1:1
Total			117,815,521	32,477,036	85,338,485

*	806,885 of Series A Preferred Shares and 162,866 of Series B Preferred Shares were issued, repurchased and cancelled before January 1, 2008.

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

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

15.	ORDINARY SHARES

The Company adopted a dual-class share structure immediately prior to the completion of the IPO. At that time, the Company’s outstanding share capital consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to four votes and is convertible into one Class A ordinary share at any time. Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. All of its 86,101,542 then outstanding ordinary shares, 257,166 Series B Preferred Shares and 81,330 Series C Preferred Shares were redesignated into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the IPO.

In June 2014, 5,610,000 ADSs were issued through the IPO. Each ADS represents two Class A ordinary shares, par value US$0.01 per share. Meanwhile, 2,222,222 Class A ordinary shares were issued though the CPP at a price per share equal to the IPO price adjusted to reflect the ADS-to-ordinary share ratio.

In July 2014, the Company issued and sold an additional 841,500 ADSs upon the underwriters’ exercise of their over-allotment option in full, representing 1,683,000 Class A ordinary shares, at the price of US$13.50 per ADS and received RMB62,054(US$10,009) net proceeds after deducting underwriter commissions and related expenses.

For the year ended June 30, 2015, the Company issued 6,427,446 ordinary shares upon exercise of options under the Company’s Share Incentive Plans. The weighted average exercise price of these options was US$1.94 per ordinary share. The total intrinsic value of options exercised is RMB230,356.

As of June 30, 2015, 2,000,000,000 ordinary shares had been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.01 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.01 each and (iii) 900,000,000 shares of a par value of US$0.01 each of such class or classes however designated as the Board may determine in accordance with the Company’s tenth amended and restated memorandum and articles of association. 124,882,170 ordinary shares had been issued and outstanding, of which 39,955,627 were Class A ordinary shares and 84,926,543 were Class B ordinary shares, including 16,889,464 Class A ordinary shares issued to our depositary and reserved to future grants under our share incentive plan.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

16.	BUSINESS COMBINATION

On June 20, 2014, the Company completed the acquisition of CJOL from Jobs DB Inc. (“Jobs DB”), with a total consideration of US$15,720 (RMB96,804).

CJOL was acquired by SEEK as part of its acquisition of Jobs DB in May 2011. SEEK acquired its controlling interest in Zhaopin Limited on February 19, 2013. Accordingly, Zhaopin and CJOL were under the common control of SEEK from February 19, 2013. Since Zhaopin and CJOL were controlled by SEEK both before and after the acquisition, this transaction is accounted for as a business combination under common control. Therefore, in accordance with ASC subtopic 805-50, the consolidated financial statements of the Company include the acquired assets and liabilities as well as the non-controlling interest of CJOL at their historical carrying amounts of approximately RMB75,753.

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

The allocation of the consideration of the assets acquired and liabilities assumed based on their historical carrying amounts was as follows:

As of June 20, 2014
RMB
Total consideration	96,804

Cash and cash equivalents	34,249
Prepayments and other current assets	6,837
Property and equipment, net	1,515
Other tangible assets acquired	861
Identifiable intangible assets – brand name	16,500
Identifiable intangible assets – customer relationship	156
Goodwill	62,548
Total assets acquired	122,666
Salaries and welfare payable	(4,142)
Taxes payable	(2,132)
Deferred tax liability	(6,680)
Other liabilities acquired	(356)
Deferred revenues - current	(23,964)
Non-controlling interest	(9,639)
Deemed dividend to SEEK	21,051
Total	96,804

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

17.	NET INCOME/(LOSS) PER SHARE

Basic and diluted net income/ (loss) per share for each of the periods presented are calculated as follows:

	For the Year Ended June 30,
	2013	2014	2015
	RMB	RMB	RMB
Numerator:
Net income	155,801	186,653	252,622
Net loss/(income) attributable to the non-controlling interest	32	(763)	(1,404)
Deemed dividend to Series E preferred shareholders	(265,032)	-	-
Income allocated to participating preferred shareholders	-	(708)	-
Numerator for basic net income/(loss) per share	(109,199)	185,182	251,218
Dilutive effect of Preferred Shares	-	708	-
Numerator for diluted net income/(loss) per share	(109,199)	185,890	251,218
Denominator:
Denominator for basic net income/(loss) per share-weighted average ordinary shares outstanding	5,319,527	83,891,097	103,940,977
Dilutive effect of share options	-	10,214,095	8,545,455
Dilutive effect of Preferred Shares	-	320,631	-
Denominator for diluted net income/(loss) per share-weighted average ordinary shares outstanding	5,319,527	94,425,823	112,486,432
Basic net income/(loss) per share	(20.53)	2.21	2.42
Diluted income/(loss) per share	(20.53)	1.97	2.23

Potentially dilutive securities were not included in the calculation of diluted net income/(loss) per share for the periods where their inclusion would be anti- dilutive. These included weighted-average share options of 22,170,185, 697,112 and 830,000, and weighted-average preferred shares of 79,581,010, nil and nil for the years ended June 30, 2013, 2014 and 2015.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS

(a)	Amounts due from a related party

The Group had the following balances due from a related party:

	As of June 30,
	2014	2015
	RMB	RMB
Net amounts due from a related party(i)	2,378	858
Total	2,378	858

(i)	Net amount due from a shareholder is related to the amount receivable related to the interest rate swap and foreign exchange contracts novated from a shareholder (Note 20), which is partially offset by payables to the same shareholder in connection with interest payable in the amount of RMB990 and board meeting expenses paid by the same shareholder on behalf of the Company in the amount of RMB530.

(b)	Amounts due to a related party

The Group had the following balances due to a related party:

	As of June 30,
	2014	2015
	RMB	RMB
Interest payable to a shareholder(ii)	990	-
Total	990	-

(ii)	Interest payable to a shareholder is related to interest owed on a previous loan. The loan principal was converted into Series D-2 Preferred Shares in 2008. The interest payable has been classified as a current liability as the interest payment is due upon demand. There are no additional interests or penalties related to the interest payable. In 2015, the interest payable is offset with amount due from the same related party.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

19.	COMMITMENTS AND CONTINGENCIES

(a)	Non-cancellable Advertising Fee and Operating Lease Commitments

The Group has entered into non-cancellable advertising service contracts with advertising suppliers and outstanding operating leases commitments for certain offices under non-cancellable leases. Future minimum payments with respect to these agreements as of June 30, 2015 are as follows:

	Advertising Commitments	Operating Leases	Total
	RMB	RMB	RMB
2016	224	52,520	52,744
2017	-	43,180	43,180
2018	-	33,893	33,893
2019	-	29,429	29,429
2020 and thereafter	-	4,216	4,216
	224	163,238	163,462

Rental expenses for the years ended June 30, 2013, 2014 and 2015 amounted to RMB35,570, RMB42,177 and RMB53,742, respectively.

(b)	Contingencies

Pursuant to the PRC Regulations on the Administration of Talents Market, companies that purport to engage in human resources related services need to obtain a human resources service license. As of June 30, 2015, four branches of Beijing Wangpin have been conducting human resources related services without the human resources service license and may be ordered to cease operations and a fine of up to RMB30 per entity may be imposed, by local human resources bureaus. If these entities were ordered to cease operations, this would have a material adverse impact on the operations of the Group. For periods presented, the Group has not been subject to any fines nor has any entity been ordered to cease operations. The Group is in the process of remediating such non-compliance and has not provided for any contingent liabilities as it does not believe any loss is probable and estimable.

The Group has no material contingent liabilities outstanding as at June 30, 2015.

20.	DERIVATIVE INSTRUMENTS

Cross currency interest rate swap contract

On January 9, 2015, the Company entered into a cross currency interest rate swap contract (the “swap”) with a bank, which took effect on January 12, 2015 and terminated on June 26, 2015. Under the swap, the Company is obliged to deliver RMB85,000 to the bank and receive US$13,683 from the bank on the effective date. On the termination date, the Company is obliged to receive RMB85,000 from the bank and repay US$13,683 to the bank. There is no physical delivery of funds in the transaction and both parties agreed to settle the contract by net settlement. In addition, the Company received 4.42% interest per annum for RMB 85,000 and paid 1.25% interest per annum above three-month LIBOR for US$13,683 during the term of the swap.

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

Derivatives are recognized on the balance sheet at their fair values and changes in the fair values are recognized in other income, net. The following table presents the fair value of derivatives outstanding at June 30, 2014 and 2015 and amounts of gains (losses) recorded for the year ended June 30, 2014 and 2015:

	Balance sheet classification	Fair value (liability) as of June 30, 2014 RMB	Affected line item in the consolidation statements of comprehensive income RMB	Gain/(loss) recognized in income for the year ended June 30, 2014 RMB
Derivative instruments not designated as hedges:
Interest-rate swap agreement	Accrued expenses and other current liabilities	(33)	Other income, net	134
Foreign exchange forward contracts	Accrued expenses and other current liabilities	-	Other income, net	(2,295)
Total derivative instruments not designated as hedges		(33)		(2,161)
Total derivative instruments		(33)		(2,161)

	Balance sheet classification	Fair value as of June 30, 2015 RMB	Affected line item in the consolidation statements of comprehensive income RMB	Gain/(loss) recognized in income for the year ended June 30, 2015 RMB
Derivative instruments not designated as hedges:
Cross currency interest rate swap contract	Prepayments and other current assets	-	Other income, net	890
Interest-rate swap agreement	Accrued expenses and other current liabilities	-	Other income, net	33
Total derivative instruments not designated as hedges		-		923
Total derivative instruments		-		923

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

21.	FAIR VALUE MEASUREMENT

The Company’s financial instruments include cash and cash equivalents, restricted cash, time deposits and restricted time deposits, accounts receivable, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities, deferred revenues, other non-current assets and long-term bank loans. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The carrying values of non-current restricted cash and time deposits and non-current deferred revenues approximate their fair values because the change in fair value after considering the discount rate is immaterial. The carrying value of the long-term bank loans also approximates their fair value, as they bear interest at rates determined based on the prevailing interest rates in the market.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		As of June 30,
Items	Fair value hierarchy	2014	2015
		RMB	RMB
Restricted cash—current	Significant Other Observable Inputs (Level 2)	-	6,103
Time deposits and restricted time deposits—current	Significant Other Observable Inputs (Level 2)	141,393	324,553
Restricted cash—non-current	Significant Other Observable Inputs (Level 2)	8,024	-
Restricted time deposits—non-current	Significant Other Observable Inputs (Level 2)	351,872	210,471
Interest rate swap agreement	Significant Other Observable Inputs (Level 2)	(33)	-
Total:		501,256	541,127

Restricted cash—current and non-current

For the year ended June 30, 2013, the Company entered into loan agreements (collectively, the “2013 Facilities”) with offshore branches of certain banks for the purpose of repurchasing preferred shares from Macquarie. In 2014 and 2015, the Company entered into new bank loan facilities (collectively, the “2014 Facilities” and “2015 Facility”) to refinance the 2013 and 2014 bank loan facilities. All of the 2013 Facilities, 2014 Facilities and the 2015 Facility were collateralized by an equivalent or greater amount of RMB time deposits by Beijing Wangpin in the onshore branches of such banks. In addition, certain amount of cash was deposited in offshore banks as an interest reserve to the bank loans. As of June 30, 2015, the total balance of bank loans was RMB280,339, carrying a floating rate of interest based on LIBOR. The bank loans from the offshore branches of the lending banks are classified as current portion of long-term bank loans or long-term bank loans based on their payment terms.

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

For the year ended June 30, 2015, interest income from the restricted time deposits securing the bank loans was RMB11,127 and interest expense on the bank loans was RMB7,762.

Restricted time deposits are valued based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

Derivative instruments

The Group estimated the fair values of derivative instruments using the discount cash flow methodology. The fair values of the forward contracts and cross currency interest rate swap contract were estimated based on quoted forward exchange prices at reporting date and the fair values of interest-rate swap agreements were estimated based on LIBOR yield curves at the reporting dates. The Group classifies the fair value measurement of these derivatives based on such inputs as Level 2 of fair value measurements as of June 30, 2015.

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

On July 9, 2015, RMB85,000 pledge was released and deposited as unrestricted time deposits after the repayment of RMB85,000 under 2014 Facility 2 (Note 10).

On August 24, 2015 and September 30, 2015, respectively, Henan branch and Wuxi branch of Beijing Wangpin obtained human resources service license necessary for conducting human resources related business.

On September 8, 2015 and September 22, 2015, respectively, Zhilian Sanke and Houbo registered their equity pledge with the relevant local administration for industry and commerce.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries and VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 3(w)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of June 30, 2015, the total registered capital and statutory reserves of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB359,210. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs to satisfy any obligations of the Company.

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

As of June 30, 2014 and 2015, there were no material commitments or contingencies, significant provisions for long term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets of Parent Company

	As of June 30
	2014	2015	2015
	RMB	RMB	US$ (Note 3(d))
ASSETS
Current assets:
Cash and cash equivalents	528,627	479,795	77,386
Restricted cash	-	6,103	984
Amounts due from a related party	2,378	858	139
Amounts due from subsidiaries and VIEs	4,145	4,145	669
Prepayments and other current assets	329	20,228	3,263
Total current assets	535,479	511,129	82,441
Non-current assets:
Restricted cash	8,024	-	-
Investment in subsidiaries and VIEs	532,634	824,238	132,942
Total non-current assets	540,658	824,238	132,942
Total assets	1,076,137	1,335,367	215,383

	As of June 30
	2014	2015	2015
	RMB	RMB	US$ (Note 3(d))
LIABILITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	128,135	121,584	19,610
Amounts due to related parties	990	-	-
Amounts due to subsidiaries and VIEs	17,851	25,713	4,148
Salaries and welfare payable	96	9	1
Taxes payable	8,000	4,093	660
Accrued expenses and other current liabilities	21,857	5,472	883
Deferred tax liability	-	-	-
Total current liabilities	176,929	156,871	25,302
Non-current liabilities:
Long-term bank loans	291,044	158,755	25,606
Total liabilities	467,973	315,626	50,908
Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.01 par value; 2,000,000,000 shares authorized as of June 30, 2014 and 2015, 99,882,260 (including 13,442,222 Class A and 86,440,038 Class B) and 124,882,170 (including 39,955,627 Class A and 84,926,543 Class B) shares issued and outstanding as of June 30, 2014 and 2015, respectively)	6,799	7,296	1,177
Additional paid-in capital	1,330,038	1,491,387	240,546
Accumulated other comprehensive loss	(1,684)	(3,171)	(511)
Accumulated deficit	(726,989)	(475,771)	(76,737)
Total shareholders’ equity	608,164	1,019,741	164,475
Total liabilities and shareholders’ equity	1,076,137	1,335,367	215,383

Condensed Statements of Comprehensive Income of Parent Company

	For the Year Ended June 30
	2013	2014	2015	2015
	RMB	RMB	RMB	US$ Note 3(d)
Net revenues	-	-	-	-
Cost of services	-	-	-	-
Gross loss	-	-	-	-
Operating expenses	(7,160)	(238)	(9,837)	(1587)
Loss from operations	(7,160)	(238)	(9,837)	(1,587)
Interest expenses, net	(6,291)	(9,342)	(10,527)	(1,698)
Other expenses, net	-	(2,161)	905	146
Loss before income taxes and investments in subsidiaries and VIEs	(13,451)	(11,741)	(19,459)	(3,139)
Income tax expenses	(22,410)	-	-	-
Share of income from investments in subsidiaries and VIEs	191,694	197,631	270,677	43,658
Net income	155,833	185,890	251,218	40,519
Less: Deemed dividend to a preferred shareholder	(265,032)	-	-	-
Income allocated to participating preferred shareholders	-	(708)	-	-
Net (loss)/income attributable to ordinary shareholders	(109,199)	185,182	251,218	40,519
Comprehensive income:
Net income	155,833	185,890	251,218	40,519
Foreign currency translation adjustment, net of tax	8,911	992	(1,487)	(240)
Total comprehensive income	164,744	186,882	249,731	40,279

Condensed Statements of Cash Flows of Parent Company

	For the Year Ended June 30
	2013	2014	2015	2015
	RMB	RMB	RMB	US$ (Note 3(d))
Net cash provided by/(used in) operating activities	4,523	193,153	(10,506)	(1,695)
Cash flows from investing activities:
Cash paid for a business acquisition	-	(96,804)	-	-
Release of restricted cash	-	14,872	-	-
Cash allocated to restricted cash	(14,872)	(8,024)	-	-
Net cash used in investing activities	(14,872)	(89,956)	-	-
Cash flows from financing activities:
Proceeds from IPO and CPP, net of expenses	-	515,301	-	-
Payment of accrued IPO and CPP expenses	-	-	(21,106)	(3,404)
Proceeds from exercise of over-allotment options, net of expenses	-	-	65,004	10,485
Proceeds from exercise of options	3,495	40,182	58,389	9,417
Repurchase of preferred shares	(423,867)	-	-	-
Dividends distributed to Zhaopin Limited’s shareholders	-	(147,650)	-	-
Proceeds of bank loans	427,007	423,185	73,364	11,833
Repayment of bank loans	-	(415,925)	(214,459)	(34,590)
Payment of bank loan facility transaction costs	(2,854)	(375)	(148)	(25)
Settlement of derivative instruments	-	(5,121)	890	144
Net cash provided by/(used in) financing activities	3,781	409,597	(38,066)	(6,140)
Effect of foreign exchange rate changes on cash and cash equivalents	(783)	448	(260)	(41)
Net (decrease)/increase in cash and cash equivalents	(7,351)	513,242	(48,832)	(7,876)
Cash and cash equivalents, beginning of the year	22,736	15,385	528,627	85,262
Cash and cash equivalents, end of the year	15,385	528,627	479,795	77,386

Notes to the Condensed Financial Statements of Parent Company

(a)	The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rules 5-04 and 12-04.

(b)	The Company recorded its investment in its subsidiaries and VIEs under the equity method of accounting. Where the accumulated losses of the Company’s subsidiaries and VIEs exceeds the Company’s investment, the Company records accumulated losses in excess of its investment as a liability because a parent-subsidiary relationship exists. The Company recorded its share of the net income from the subsidiaries and VIEs as share of income from investments in subsidiaries and VIEs in its statements of comprehensive income.

(c)	The subsidiaries and VIEs did not pay any dividends to the Company for all years presented, except for the RMB224,100 of cash dividends distributed from Beijing Wangpin in October 2013. See Note 12 Taxation.

(d)	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

(e)	The Company did not have any significant commitments or contingencies, long-term obligations or guarantees as of June 30, 2015, except for those which have been separately disclosed in the consolidated financial statements, if any.

