Form 20-F
period 2016-06-30
Zhaopin Ltd
filed 2016-10-13
CIK 1378564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Robert Tianruo Pu, Chief Financial Officer
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 124,882,170 ordinary shares, par value US$0.01 per share, being the sum of 39,955,627 Class A ordinary shares and 84,926,543 Class B ordinary shares as of June 30, 2016.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures about Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our ability to retain and grow our user and customer base for our online career platform;

•	the growth of, and trends in, the markets for our services in China;

•	the demand for and market acceptance of our brand and services;

•	our ability to develop and provide new products or service offerings to our users and customers;

•	competition in our industry in China;

•	our ability to maintain the network infrastructure necessary to operate our website and mobile applications;

•	relevant government policies and regulations relating to our corporate structure, business and industry; and

•	our ability to protect our users' information and adequately address privacy concerns.

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

Our summary consolidated statements of operations data presented below for the fiscal years ended June 30, 2014, 2015 and 2016 and our consolidated balance sheet data as of June 30, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our summary consolidated statements of operations data presented below for the fiscal years ended June 30, 2012 and 2013 and our balance sheet data as of June 30, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

On June 20, 2014, Zhaopin completed the acquisition from Jobs DB Inc. (“Jobs DB”) of Jobs DB China Investments Limited (“Jobs DB China”) and its consolidated affiliated entities, Guangzhou Houbo Information Technology Co., Ltd. (“Guangzhou Houbo”) and Shenzhen Xijier Human Resources Co., Ltd. (“Shenzhen Xijier”, and together with Jobs DB China and Guangzhou Houbo, collectively, “CJOL”). As Jobs DB China and Zhaopin were under common control by SEEK International Investments Pty Ltd., or SEEK, both before and after our acquisition of Jobs DB China on June 20, 2014, the consolidated financial data presented below has been prepared as if Jobs DB China had been owned and operated by Zhaopin throughout the periods presented since the inception of common control, when SEEK obtained control of Zhaopin Limited on February 19, 2013. The consolidated financial data for the year ended June 30, 2013 reflects the results of the combined entities and businesses of Zhaopin Limited and CJOL accordingly. The consolidated financial data set forth below as of and for each of the fiscal years ended June 30, 2013 and 2014, respectively, may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to Jobs DB China if we had owned and operated it throughout those years.

On February 23, 2016, we acquired 75% of the equity interests of Shanghai Ruipin Technology Co., Ltd. (“Shanghai Ruipin”), a company specialized in data mining in China, through one of our wholly owned subsidiaries, Zhilian Wangpin (Beijing) Technology Co., Ltd. As a result of the acquisition, the consolidated financial data presented below has been prepared to include the results of operations, financial position and cash flows of Shanghai Ruipin since the date of acquisition.

Our historical results are not necessarily indicative of our results for future periods.

	For the fiscal year ended June 30,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Summary Consolidated Statements of Operations Data
Revenues:
Online recruitment services	692,779	769,105	882,474	1,069,351	1,307,646	196,760
Other services revenues	128,753	139,778	197,282	220,573	235,250	35,398
Total revenues	821,532	908,883	1,079,756	1,289,924	1,542,896	232,158
Less: Business tax and surcharges	(48,636)	(42,023)	(22,023)	(18,649)	(20,207)	(3,041)
Net revenues	772,896	866,860	1,057,733	1,271,275	1,522,689	229,117
Cost of services(1)	(60,534)	(68,489)	(95,353)	(115,918)	(137,023)	(20,618)
Gross profit	712,362	798,371	962,380	1,155,357	1,385,666	208,499
Operating expenses:
Sales and marketing expenses(1)	(374,511)	(414,436)	(506,224)	(615,225)	(777,783)	(117,032)
General and administrative expenses(1)	(152,784)	(175,491)	(229,230)	(254,011)	(300,546)	(45,223)
Total operating expenses	(527,295)	(589,927)	(735,454)	(869,236)	(1,078,329)	(162,255)
Income from operations	185,067	208,444	226,926	286,121	307,337	46,244
Other (expenses)/income:
Foreign currency exchange (loss)/gain	(32)	(28)	618	1,107	80	12
Interest income, net	15,257	14,672	7,328	20,091	28,959	4,357
Other income/(expenses), net	668	2,869	1,709	(888)	5,908	889
Income before income tax expenses	200,960	225,957	236,581	306,431	342,284	51,502
Income tax expenses	(30,243)	(70,156)	(49,928)	(53,809)	(58,196)	(8,757)
Net income	170,717	155,801	186,653	252,622	284,088	42,745
Net loss/(income) attributable to noncontrolling interests	—	32	(763)	(1,404)	(266)	(40)
Net Income attributable to Zhaopin Limited’s shareholders	170,717	155,833	185,890	251,218	283,822	42,705
Less: Deemed dividend to a preferred shareholder(2)	—	(265,032)	—	—	—	—
Income allocated to participating preferred shareholders(3)	(166,764)	—	(708)	—	—	—
Net (loss)/income attributable to ordinary shareholders	3,953	(109,199)	185,182	251,218	283,822	42,705
Net (loss)/income per share:
—Basic	1.95	(20.53)	2.21	2.42	2.59	0.39
—Diluted	1.68	(20.53)	1.97	2.23	2.48	0.37
Net (loss)/income per ADS(4):
—Basic	3.90	(41.06)	4.42	4.84	5.18	0.78
—Diluted	3.36	(41.06)	3.94	4.46	4.96	0.74
Weighted average number of shares used in computing net (loss)/income per share:
—Basic	2,027,680	5,319,527	83,891,097	103,940,977	109,481,823	109,481,823
—Diluted	101,331,124	5,319,527	94,425,823	112,486,432	114,266,812	114,266,812

(1)	Including share-based compensation expenses as set forth below:

	For the fiscal year ended June 30,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expense:
Cost of services	345	239	102	35	2	—
Sales and marketing expenses	1,664	1,555	678	235	11	2
General and administrative expenses	6,243	3,911	29,463	23,177	4,152	625

(2)	In February 2013, we repurchased 12,857,143 of our series E preferred shares from Macquarie Zhaopin Holdings Limited for a total consideration of US$67.5 million. We accounted for the transaction as an extinguishment of preferred shares. No gains or losses were recognized from the repurchase of these convertible preferred shares. The excess of the consideration transferred over the carrying amount of the preferred shares surrendered, amounting to RMB265.0 million was recognized as a deemed dividend, and resulted in an increase in net loss attributable to ordinary shareholders. The repurchased series E preferred shares were then cancelled by us.

(3)	Immediately prior to the completion of our initial public offering in June 2014, all of our shares then outstanding were redesignated into Class B ordinary shares on a one-for-one basis.

(4)	Each ADS represents two Class A ordinary shares.

	As of June 30,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	617,840	410,544	1,035,425	1,368,943	1,725,464	259,628
Restricted cash	—	14,872	8,024	6,103	—	—
Time deposits and restricted time deposits	—	519,450	493,265	535,024	563,741	84,825
Property and equipment, net	26,905	32,999	46,271	49,706	50,839	7,650
Goodwill	—	62,548	62,548	62,548	64,827	9,754
Total assets	733,074	1,153,371	1,779,650	2,248,045	2,598,590	391,007
Deferred revenues	330,039	390,661	488,669	603,193	712,652	107,232
Short-term bank loan	—	212,259	—	—	—	—
Current portion of long-term bank loans	—	36,444	128,135	121,584	172,411	25,942
Long-term bank loans	—	162,864	291,044	158,755	—	—
Total liabilities	448,094	1,103,132	1,161,847	1,217,261	1,207,738	181,727
Ordinary shares	168	5,480	6,799	7,296	7,485	1,126
Additional paid-in Capital	22,250	794,362	1,330,038	1,491,387	1,546,833	232,750
Total mezzanine equity	957,803	1,389	—	—	—	—
Total shareholders’ equity	(672,823)	48,850	617,803	1,030,784	1,390,852	209,280
Number of outstanding ordinary shares	2,027,680	78,438,133	99,882,260	107,992,706	110,938,322	110,938,322

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6459 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on June 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 7, 2016, the certified exchange rate was RMB 6.6685 to US$1.00.

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

Period	Exchange Rates
	Period End	Average(1)	High	Low
	(RMB Per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.287	6.4896	6.1870
2016
April	6.4738	6.4754	6.5004	6.4571
May	6.5798	6.5259	6.5798	6.4738
June	6.6459	6.5892	6.6481	6.5590
July	6.6371	6.6771	6.7013	6.6371
August	6.6776	6.6466	6.6778	6.6239
September	6.6685	6.6702	6.6790	6.6600
October (through October 7)	6.6685	6.6685	6.6685	6.6685

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Any major financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in business and consumer confidence, may materially and adversely affect our business and results of operations.

Any actual or perceived threat of a financial or economic crisis in China could have a material and adverse impact on our business and results of operations. It is very difficult to predict how the Chinese economy may develop in the future and whether it might experience a financial or economic crisis in a manner and scale similar to what the United States and other developed countries have experienced in recent years. Any continuing or worsening slowdown in China’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. The Chinese economy was negatively affected by global financial crises in the past and may be further negatively impacted by uncertainties in global economy. Recently, there has been increasing concerns that the growth rate of China’s gross domestic product is slowing, which weighs on enterprises in China, including us. According to the preliminary estimation by the National Bureau of Statistics of China, in 2015 China’s GDP growth rate was 6.9%, which was the lowest since the first quarter of 2009. In response to uncertain economic conditions, employers may defer, reduce or stop hiring new employees. To the extent that any fluctuations in the Chinese economy significantly affect employers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

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

We have been growing in recent years and we intend to continue to expand the scope and geographic reach of the services we provide. Our total revenues increased from RMB1,079.8 million in the fiscal year ended June 30, 2014 to RMB1,289.9 million in the fiscal year ended June 30, 2015 and to RMB1,542.9 million (US$232.2 million) in the fiscal year ended June 30, 2016. Our anticipated future growth will likely place significant demand on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our sales and marketing capabilities. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be severely harmed, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenues to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected.

Online businesses of our nature tend to involve certain fixed cost bases, and our ability to achieve desired operating margins in our recruitment business depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenues to offset the associated fixed and variable costs. Our fixed costs typically include compensation of employees for our general administration functions, data storage and bandwidth expenses and office rental expenses. Our variable costs typically include sale commissions and bonuses, campus recruitment subcontracting costs and candidate assessment sub-contracting costs. Once we establish the technology and network infrastructure to support an online business model, the incremental cost of adding new job postings and resumes online will be relatively insignificant and we can serve additional customers and users with decreasing average cost as our online recruiting services business expands. If we are unable to maintain economies of scale, our operating margin may decrease and our results of operations may be materially and adversely affected.

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

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees, and in particular upon our senior management team led by Mr. Evan Sheng Guo, our director and chief executive officer, and Mr. Robert Tianruo Pu, our chief financial officer. Competition for senior management and key personnel is intense and the pool of qualified candidates is to an extent limited. From time to time, some of our senior officers may choose to leave our company for various reasons, including change of interests or career development plans, compensation, or working relations with our board or with other team members, which could result in management turnover. If we are unable to retain the services of our current senior management team or other key personnel or properly manage the working relationship among our management and employees, this may mean we will become exposed to legal or administrative proceedings or adverse publicity and our reputation may be harmed and our financial condition and results of operations may be materially and adversely affected.

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

We have been, and may in the future be, subject to allegations by third parties or purported former employees, negative internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. Depending on their nature and significance, we have engaged, and may in the future engage, independent parties to appropriately review any such allegations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the Internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity about us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers’ and participants’ posts, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers, and adversely affect the price of our ADSs.

Concerns about our collection and use of personal data and other privacy-related matters could damage our reputation and deter customers and users from using our services.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operations. The PRC Constitution, the PRC Criminal Law and the General Principles of the PRC Civil Law protect individual privacy in general. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. In addition, according to Amendment 9 to the PRC Criminal Law, if an organization that is a network service provider fails to perform the obligations to manage the security of information networks required by laws and administrative regulations and refuses to make corrections ordered by relevant regulatory authorities, which leads to the disclosure of its users’ information and results in damages, it may be subject to fines and the control person may be subject to criminal liabilities. See “Item 4.C. Information on the Company - Regulation Relating to Value-Added Telecommunications Services – Information Security.” Our internal policy also requires our employees to protect the personal data of our users, and employees who violate such policy are subject to disciplinary actions, including dismissal. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, and we believe we are in compliance with the applicable PRC laws and regulations on data protection, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations. For example, in December 2014, WooYun.org, an internet forum for web security discussions, released an article claiming user data leak from the Zhaopin database. We believe that the allegations in this article are inaccurate and that the alleged data leak never occurred. We have responded to this article accordingly but we cannot assure you that there will not be similar allegations in the future, which could result in perceived failure of our database security measures.

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

Computer viruses, undetected software errors and hacking, or any problems with our internet data center service provider may cause delays or interruptions on our systems and may reduce the use of our services and damage our reputation and brand names.

Our online systems, including our zhaopin.com website, and our other software applications, products and systems could contain undetected errors, or “bugs,” that could adversely affect their performance. Additionally, we regularly update and enhance our website and our other online systems and introduce new versions of our software products and applications. There may also be changes in or problems with our internet data center service provider. The occurrence of errors in any such update or enhancement, or any problems with our internet data center service provider, may cause disruptions in our services and may, as a result, cause us to lose market share, damage our reputation and brand name and materially and adversely affect our business.

In addition, computer viruses and hacking may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment.

We were in the past subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs to us. In 2012, we experienced temporary disruption of services because our internet data center service provider experienced distributed denial-of-service attacks, which lasted for approximately three hours. Although we have requested that our internet data center service provider to take initiatives to prevent recurrence of similar events, we cannot assure you that similar events will not happen again in the future.

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

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. Subsequent to these findings, we have taken a number of measures to further improve our internal control over financial reporting and disclosure. We believe the implementation of these measures has fully addressed the above mentioned material weakness in our internal control over financial reporting and we have remediated such material weakness during the fiscal year ended June 30, 2015.

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

Under our currently effective stock option plan, the maximum number of shares in respect of which stock option awards may be granted is 11,473,574 as of the date of this annual report, subject to applicable annual increases. As of August 31, 2016, options to purchase a total of 6,187,212 ordinary shares of our company are outstanding under our terminated or expired stock option plans. See “Item 6.B. Directors, Senior Management and Employees—Compensation.” For the fiscal year ended June 30, 2016, we recorded RMB4.2 million (US$0.6 million) in share-based compensation expenses. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. Future grants and exercises of stock options or other forms of share-based compensation will result in dilution to your interests in our company.

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

Pursuant to the PRC Regulations on the Administration of Talents Market, companies that purport to engage in human resources related services need to obtain the human resources service license. Companies conducting human resources related services without the human resources service license may be ordered to cease operations and a fine of up to RMB30,000 per entity may be imposed, by local human resources bureaus. As of the date of this annual report, 30 out of 33 operating branch offices of Beijing Wangpin have obtained human resources permits, or HR permits. With respect to the three operating branch offices without the HR permit, including Taiyuan, Foshan and Suzhou call centre, the relevant local authorities requested that employees of the respective branch offices pass a related exam, but it is uncertain when such exam will be held. As a result, we have not been able to obtain HR permits for those branch offices. Such branch offices with no HR permits contributed 2.3% of our total revenues for the fiscal year ended June 30, 2016. As of the date of this annual report, no penalty has been imposed by local human resources bureaus on us. In addition, these branch offices may also be deemed to be engaging in services beyond their authorized business scope because of their lack of the HR permits, in which cases local administrations of industry and commerce, or local AICs, may order such branch offices to rectify, fine such branch offices in an amount ranging from RMB10,000 to RMB100,000 per entity, confiscate a portion of their income, or, in serious cases, revoke the business licenses of the entities. Dongguan branch office, which was established by Beijing Wangpin in 2016, may conduct human resource related business in the future but as of the date of this annual report it does not yet have any business operation and consequently is not currently required to possess HR permits. Prior to commencing human resource related services, this branch office will apply for HR permits accordingly. However, we cannot assure you that this branch office will obtain HR permits in time, if at all.

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

There may be some defects with respect to the establishment of our indirect subsidiary, Guangdong Zhilian Culture & Media Co., Ltd., in China. Although the scope of business license of Guangdong Zhilian Culture & Media Co., Ltd. enables it to conduct its current businesses, it was established without obtaining the prior approval from the relevant government authorities that regulate the relevant industries. We have not received any notice of warning nor have we been subject to penalties or other disciplinary actions by the relevant governmental authorities with respect to these potential defects. Although we believe the risk of receiving penalties or other disciplinary actions for such defects are low due to the change of regulations that apply to Guangdong Zhilian Culture & Media Co., Ltd., we cannot assure you that the relevant governmental authorities would not require us to cure the defects, or take any other actions retrospectively in the future. If the relevant governmental authorities require us to cure such defects, we cannot assure you that we will be able to obtain such approvals from governmental authorities at proper levels or meet other requirements the governmental authorities may implement, in a timely manner or at all.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percentage increases in the consumer price index, the broadest measure of inflation, for December 2013, and 2014 and 2015 were 2.5%, 1.5% and 1.6%, respectively. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees also increased in recent years. If inflation and the cost of labor in China continue to increase and we are unable to pass on these increased labor costs to our customers by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

Some of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of the date of this annual report, we had leased properties in Beijing and 33 other cities in China. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the validity of a lease agreement is uncertain and may be subject to challenge by third parties. The lessor of our executive offices in Beijing, where most of our employees are located, holds proper ownership title certificates. With respect to 13 of our 51 leases outside Beijing, the lessors failed to provide property title certificates or other legal instruments proving their respective title ownership, and only a few of them agreed to indemnify us for damages arising from the lessor’s lack of title. These 13 leases provide a total of 10,099.74 square meters of office space for our local business, or 19.9% of our total leased office space. Prior to signing leases, we typically require the lessors to provide their government-issued title certificates to the leased properties. If the lessors do not have title certificates, we rely on other evidences of ownership, such as the property purchase agreement if the lessor recently purchased the property and has not yet obtained a title certificate from local authorities or a construction permit or a property selling permit if we lease properties directly from developers.

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

In order to comply with the relevant PRC laws and regulations, we conduct our operations in China through (i) our wholly owned PRC subsidiaries, (ii) our joint venture, Beijing Wangpin and (iii) contractual arrangements among our wholly owned PRC subsidiary, Zhilian Wangpin, and our consolidated affiliated entities in the PRC and their respective shareholders. To the extent permissible under the PRC laws and regulations, we provide services through our two wholly owned subsidiaries in China, Zhilian Wangpin and Zhilian Yipin. The business scope set forth in the business license of Zhilian Wangpin includes research and development of network technology and computer software; technology consulting, technical services and technology transfer, computer technology training; and sale of self-manufactured products. The business scope set forth in the business license of Zhilian Yipin includes research and development of network technology and computer software; production of computer software; technology consulting, technical services and technology transfer; computer technology training; and sale of self-manufactured products. Although the current PRC laws and regulations restrict foreign ownership in entities that provide human resources related services to 49% unless the foreign shareholder is a service provider in the industry and is incorporated in Hong Kong or Macau since 2003, this restriction does not apply to our joint venture, which is 90% owned by us and 10% owned by Zhilian Sanke. We have been advised by Commerce & Finance Law Offices, our PRC legal counsel, that we may continue to operate our human resources related services through Beijing Wangpin under the current equity structure because our joint venture was set up in 2000 and received its human resources service license prior to 2003. The current human resources service license of Beijing Wangpin is valid for a period of three years until March 31, 2019 and may be subsequently renewed with the relevant authorities.

Our contractual arrangements enable us to receive substantially all the economic benefits from, and exercise effective control over, our consolidated affiliated entities and consolidate their results of operations. For a detailed discussion of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our consolidated affiliated entities, the contractual arrangements among us, our wholly owned subsidiaries, our consolidated affiliated entities and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. However, PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

Although we believe our contractual arrangements are in compliance with current PRC regulations, we cannot assure you that the PRC government will agree that these contractual arrangements comply with existing PRC laws and regulations or with PRC laws and regulations that may be adopted in the future. Furthermore, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. For example, the Ministry of Commerce, or MOFCOM, published the draft of Foreign Investment Law, or Draft FIL, for public comments on January 19, 2015, which introduces the principle of “actual control” for determining whether a domestic company is considered a foreign invested enterprise and, therefore, be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued later. Not only direct or indirect actual equity holding control but also actual control by agreements or other arrangements falls within the definition of “actual control” in such draft law. Under the Draft FIL, the consolidated affiliated entities that are controlled ultimately by foreign investors through contractual arrangement may not be allowed, or may be subject to the governmental approval, in the industries set forth in the “catalogue of special administrative measures.” The Draft FIL has no immediate legal effect and it is unclear whether and how the legislative progress will proceed. However, if enacted as proposed, the Draft FIL may materially impact our corporate structure and increase our compliance costs. On September 3, 2016, the Standing Committee of the National People’s Congress passed a decision in connection with the revision of the Wholly Foreign-invested Enterprise Law and three other laws, which were implemented on October 1, 2016. According to this decision, formation of a foreign-invested enterprise in a sector not subject to special entry administrative measures will be simplified by requiring only a government filing instead of a government approval. The special entry administrative measures will be separately promulgated by the PRC State Council. Subsequently, on October 8, 2016, MOFCOM published the Provisional Measures on Filing Administration for Establishment and Change of Foreign-invested Enterprises, or Foreign-invested Enterprises Filing Measures, which aims to implement and elaborate upon the filing requirements, procedures, supervision and other related matters for foreign-invested enterprises in sectors not subject to special entry administrative measures. According to an interpretation of the Foreign-invested Enterprises Filing Measures published by MOFCOM on October 8, 2016, foreign investments that are in the prohibited, restricted or encouraged industries and that are subject to the equity and senior management restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries (2015), which was jointly implemented by the National Development and Reform Commission and MOFCOM and became effective on April 10, 2015, will continue to be subject to government approvals regardless of the investment amount or method.

If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC laws or regulations, we would be subject to potential actions by the relevant PRC regulatory authorities, including MOFCOM or the China Securities Regulatory Commission, or the CSRC, which actions could include:

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

Under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their respective shareholders of their respective obligations under the contracts to exercise control over our consolidated affiliated entities. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. Our consolidated affiliated entities and their respective shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If our consolidated affiliated entities or their respective shareholders fail to perform their obligations under the contractual arrangements with us, we may have to restructure our business operations, and/or incur substantial costs and resources to enforce our rights under the contracts and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, we terminated the contractual arrangement with a former consolidated affiliated entity, Henan Wangpin Advertising Co., Ltd., or Henan Wangpin, in 2012, partly because a former non-executive employee in Henan who was a direct equity holder of Henan Wangpin refused to transfer his equity interest in this entity to an individual designated by us despite his contractual obligations to do so. Henan Wangpin accounted for approximately 1.5% of our total revenues for the fiscal year ended June 30, 2012 and has been deconsolidated since May 2012. We have conducted our business through our newly established branch office of our joint venture in Henan Province since 2012, and the former employee who is a registered owner of Henan Wangpin does not hold any equity interest in our company or any of our other consolidated affiliated entities. Although we have not experienced any material adverse impact on our business or results of operations due to the above changes, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interests in these entities to us or our designee when and if we request so, or if they were otherwise to act in bad faith against us, then we may have to take legal actions to compel them to perform their contractual obligations, or they may bring claims against us to demand their economic and other rights in our consolidated affiliated entities by virtue of the fact that they are direct equity holders of these entities. PRC laws and regulations governing the validity of our contractual arrangements are uncertain and the government authorities, including courts, have broad discretion in interpreting these laws and regulations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” In addition, the shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts.

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

We conduct our human resources business mostly through the branch offices of Beijing Wangpin, our joint venture, instead of relying on contractual arrangements with our consolidated affiliated entities. Until June 2016, we have liquated three subsidiaries of Zhilian Wangpin, the subsidiary of Shenzhen Xijier in Dongguan and seven consolidated affiliated entities. In July 2016, we liquated one consolidated affiliated entity. In addition, we are in the process of liquidating five other consolidated affiliated entities, which no longer have active business operations. We will not register the pledge agreements for these entities which are in the liquidation process.

As of the date of this annual report, Harbin Zhilian Wangcai Advertising Co., Ltd., Zhilian Sanke and Guangzhou Houbo Information Technology Co., Ltd. have registered their equity pledges with the relevant local administration for industry and commerce, while Shenyang Zhilian Wangpin Advertising Co., Ltd. has not registered its equity pledge, though we are preparing the necessary documents to register such equity pledge. It is difficult to predict how long it will take to complete this equity pledge registration or whether it could be completed at all. See “Item 4.C. Information on the Company—Organizational Structure.” For the fiscal years ended June 30, 2014, 2015 and 2016, we derived 8.5%, 4.3% and 3.1%, respectively, of our total revenues from our consolidated affiliated entities. For the fiscal years ended June 30, 2014, 2015 and 2016, the consolidated affiliated entity that has not registered its equity pledge, Shenyang Zhilian Wangpin Advertising Co., Ltd., accounted for 0.2%, 0.04% and 0.0004 % of our total revenues, respectively. As of the date of this annual report, this entity has the registered capital of RMB0.5 million. The registered capital amount is the amount required by the PRC State Administration of Industry and Commerce, or SAIC, to be stated in the application for registration of the equity interest pledges. However, the registered capital amount does not reflect the fair market value of the equity interests that are pledged under the equity pledge agreements; rather, the registered capital amount reflects the amount of capital required to be contributed to the consolidated affiliated entity under its articles of association by the holders of its equity interests. The value secured by equity pledges is not limited to the amount of the registered capital stated on the application form. Instead, under the equity pledge agreements, it covers all debts and liabilities arising from the relevant principal agreements under our contractual arrangements. The lack of registration of the equity pledges does not affect the validity of the equity pledge agreements or our ability to enforce the agreements against the current shareholders of our consolidated affiliated entities. However, the equity pledges, which form part of the contractual arrangements with our consolidated affiliated entities, will not be deemed validly created security interests under the PRC Property Rights Law until they are registered. Until the equity pledge is registered, we may not be able to successfully enforce this pledge, and will not be able to seek remedies against any third party who acquires the equity interest in this consolidated affiliated entity in good faith. Should a third party acquire the equity interest in good faith, we may lose control of this business and may not be able to consolidate the assets, liabilities and results of operations of this entity.

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

If we exercise the option to acquire equity ownership of our consolidated affiliated entities, the ownership transfer must be approved or filed with PRC governmental authorities and subject to taxation, which may result in substantial costs.

Pursuant to the contractual arrangements, Zhilian Wangpin (or its designee) has the exclusive right to purchase all or any part of the equity interests in our consolidated affiliated entities from the respective shareholders for a price being the higher of (i) the registered capital of such consolidated affiliated entities, or (ii) the minimum price as permitted by the then applicable PRC laws. The equity transfer shall be subject to the approvals from or filings with MOFCOM, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Technology), or the MIIT, the SAIC and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. The shareholders of our consolidated affiliated entities will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of our consolidated affiliated entities. The shareholders of our consolidated affiliated entities will pay, after deducting such tax, the remaining amount to Zhilian Wangpin under the contractual arrangements. The amount to be received by Zhilian Wangpin may also be subject to enterprise income tax. Such tax amounts could be substantial.

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

While the Chinese economy has grown significantly in the past 35 years, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow, that any growth will be steady and uniform or that any slowdown will not have a negative effect on our business.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of internet businesses include, but are not limited to, the following:

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. Further, new laws, regulations or policies, including those implemented by the MIIT, may be promulgated or announced that will regulate internet activities, including online recruitment and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses or registration may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses or meet other new registration requirements required under these new laws and regulations, we could be subject to penalties and our business operation could be disrupted.

•	There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain or renew permits or licenses that applicable regulators may deem necessary for our operations. If we fail to maintain or obtain the required permits or licenses, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any such penalty may disrupt our business operations and may have a material adverse effect on our results of operations. For example, audio and video content accessible from our website is hosted on, and delivered through, a third-party website, which has an internet audio/video program transmission license. If this business arrangement is challenged by the PRC government, we may need to apply for the internet audio/video program transmission license. We may not be able to obtain such license in a timely manner or at all. See “Item 4.B. Information on the Company—Business Overview” for more details.

•	The interpretation and application of existing or future PRC laws, regulations and policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses required under any existing or new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet businesses. For example, on March 25, 2016, the MIIT published a discussion draft of the proposed Administrative Measures of Domain Name, pursuant to which domain names used in the PRC for providing internet information services, like ours, shall be served and managed by an onshore domain name register service institution. Our domain name, however, is currently served and managed by an offshore institution. If the proposed Administrative Measures of Domain Name were enacted, we may face substantial uncertainties as to whether and when these required actions should be timely completed, and it may increase our compliance costs. Consequently, our business and financial condition may be materially and adversely affected.

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

In utilizing the proceeds we receive from our initial public offering and the concurrent private placement, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our consolidated affiliated entities or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to approvals and certain limitations on capital amount. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established, must be approved by MOFCOM or its local bureaus;

•	loans by us to our PRC subsidiaries, including our joint venture, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local bureaus; and

•	loans by us to our consolidated affiliated entities must be approved by or filed with relevant governmental authorities.

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

On August 29, 2008, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency denominated capital into Renminbi and restricting the use of such converted Renminbi. Circular 142 provides that a foreign-invested company can only use Renminbi converted from foreign currency denominated capital for purposes within the business scope specified in its business license, as approved by the applicable governmental authorities and a foreign-invested company may not use such converted Renminbi for equity investments in the PRC unless its business license specifically includes equity investments within its business scope. Our PRC subsidiaries, including our joint venture, have used Renminbi converted from foreign currency-denominated capital to pay advertising expenses, pay salaries and benefits to employees and fund other operational needs, all of which are within the approved business scope of our PRC subsidiaries’ business licenses.

On March 3, 2015, the SAFE promulgated the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by a foreign-invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be used for equity investment in the PRC subject to certain reinvestment registrations with local SAFE made by the invested company. On June 9, 2016, SAFE issued the Circular on Reform and Regulating of the Administrative Policy of the Settlement under Capital Accounts, or Circular 16, which became effective on the same date. Although Circular 16 further extends the reform to cover foreign currency income under the capital account, including capital, foreign debt and proceeds from offshore offering and listing, a foreign-invested company’s foreign currency income and such income settled in RMB under the capital account cannot be used directly and indirectly for any expense out of business scope of the foreign-invested company or the prohibited areas regulated by laws and regulations. However, since Circular 16 is newly issued, its interpretation and enforcement involve significant uncertainties.

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

Under the PRC Enterprise Income Tax Law, or EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, i.e., it is required to pay enterprise income tax on income derived from sources inside and outside China at a tax rate of 25%, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation regulations of the EIT Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise, and provides that if the foreign enterprise is deemed to be a PRC resident enterprise, dividends and other income obtained by the shareholder from the deemed PRC resident enterprise will be considered PRC-source income and subject to PRC withholding tax, which may be further reduced depending on provision in the double taxation agreement between China and the relevant country. A circular issued by the PRC State Administration of Taxation on April 22, 2009, or “Circular 82,” specifies that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a PRC “resident enterprise” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or by foreign individuals or enterprises, the determining criteria set forth in the Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We do not believe that Zhaopin Limited is a PRC resident enterprise because it does not meet the above conditions. Zhaopin Limited is a company incorporated outside the PRC, and keeps its respective key assets and records, including resolutions of board of directors and resolutions of shareholders, outside of the PRC. In addition, we are not aware of any offshore holding companies with similar corporate structures to ours that have been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, we do not believe Zhaopin Limited should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Moreover, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC resident enterprise shareholders, a 10% PRC tax is imposed on gains derived by our non-PRC resident enterprise shareholders from transferring our shares or ADSs (unless the holder is eligible for a treaty that provides a reduced rate), a 20% withholding tax is imposed on dividends we pay to our non-PRC resident individual shareholders and a 20% PRC tax is imposed on gains derived by our non-PRC resident individual shareholders from transferring our ordinary shares or our ADSs (unless the holder is eligible for a treaty that provides a reduced rate), in each case, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainty regarding how the “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

 If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders or our shareholders and ADS holders are subject to PRC tax on gains derived from transferring our ordinary shares or ADSs, their investment in our ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises.

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or SAT, in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise that is the transferor is required to report the Indirect Transfer to the competent tax authority of the PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price that does not comply with arm’s length principles, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued Notice 7 to supersede the existing tax rules in relation to Indirect Transfers, while the other provisions of SAT Circular 698 remain in force. Notice 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. Notice 7 extends its tax jurisdiction to capture not only Indirect Transfers as set forth under SAT Circular 698 but also transactions involving transfer of real property in China and the assets of an “establishment or place” situated in China, of a non-PRC resident enterprise through the offshore transfer of a foreign intermediate holding company. Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, Notice 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also raises challenges for both the foreign transferor and transferee of the Indirect Transfer as they are required to make a self-assessment of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

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

The current EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. The EIT Law and its implementation regulations permit “high and new technology enterprises strongly encouraged by the state”, or HNTE, which independently own core intellectual property and meet certain other criteria stipulated in the implementation regulations to enjoy a preferential enterprise income tax rate of 15%, subject to periodical review of the qualification as an HNTE, and approval of relevant taxation administration and other criteria specified in relevant laws and regulations.

Beijing Wangpin received HNTE qualification approval from relevant government authorities in November 2011 and filed its HNTE status with the local tax bureau in March 2012, upon which Beijing Wangpin became entitled to enjoy the preferential tax rate of 15% from 2011 to 2013. Beijing Wangpin’s continued qualification as an HNTE will be subject to review by the relevant PRC government authorities every three years and it is required to conduct annual filing with relevant authorities within the effective period of HNTE qualification. Such HNTE qualification of Beijing Wangpin was renewed in 2014 and the new certificate is valid until July 2017. As a result, Beijing Wangpin remained eligible for the preferential tax rate of 15% in the calendar years of 2014 and 2015 and remains eligible for 2016.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow range. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. On August 11, 2015, however, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. On June 27, 2016, the PBOC further allowed the Renminbi to depreciate by approximately 0.9% against the U.S. dollar, the biggest intra-day downward move since August 2015. Changes in value of Renminbi against U.S. dollar may occur relatively suddenly, as was the case for examples in August 2015 and June 2016. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to substantially liberalize its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. From time to time, we did not make full contributions to the social security and housing funds for all employees. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and different levels of acceptance of the housing fund system by our employees. As of June 30, 2016, we had recorded RMB35.8 million of accruals for estimated underpaid amounts of contributions to employee benefit plans in our financial statements. We may be required to make up the contributions for these plans as well as pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Risks Related to Our ADSs

Uncertainty concerning the proposed going private transactions may adversely affect our business and the market price of our ADSs.

Our board of directors received a preliminary non-binding proposal letter dated January 19, 2016 from CDH V Management Company Limited and Shanghai Goliath Investment Management L.P. (together, the “Outside Buyer Group”), to acquire all of our outstanding ordinary shares not owned by SEEK in a going private transaction for US$17.50 in cash per ADS, or US$8.75 per ordinary share. On February 1, 2016, our board of directors formed a special committee consisting of two independent directors, Messrs. Alex Chit Ho and Peter Andrew Schloss, to consider this proposal. On March 2, 2016, the special committee retained Duff & Phelps, LLC as its independent financial advisor and Fenwick & West LLP as its U.S. legal counsel to assist it in this process.

Our board of directors received another preliminary non-binding proposal letter, dated May 5, 2016, from Mr. Evan Sheng Guo, our director and chief executive officer, Mr. Ge Wang, our vice president, Mr. Weigang Wang, our vice president, Mr. Luyang Tang, our vice president, Mr. Robert Tianruo Pu, our chief financial officer, and Sequoia China Investment Management LLP (together, the “Management Buyer Group,” collectively with the Outside Buyer Group, the “Buyer Groups”), proposing to acquire all of our outstanding ordinary shares not owned by the Management Buyer Group for US$17.75 in cash per ADS, or US$8.875 per ordinary share, in a going private transaction.

In order for either of the proposed going private transactions to be consummated, we must first enter into a merger agreement with one of the Buyer Groups that is approved by our board of directors and later by our shareholders. If one of the going private transactions is consummated, it would cause us to be delisted from the New York Stock Exchange and become a private company, in which event our shareholders, other than those in the approved Buyer Group, would not be able to participate in our future growth. If neither of the proposed going private transactions is approved by either our directors or our shareholders, or is for any other reason not consummated, it could adversely affect the market price of our ADSs. Whether consummated or not, the proposed going private transactions risk may divert management focus, employee attention and other resources from strategic opportunities and from operational matters. Also, as either of the going private transactions develops, certain events such as the execution of any merger agreement, completion of the merger or an amendment to or termination of any merger agreement, may increase the volatility of the trading price of our ADSs. Furthermore, we could be subject to potential lawsuits in connection with the proposed going private transactions.

We are an emerging growth company and we cannot be certain whether the special accommodations applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering, which was completed in June 2014; (iii) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemption provided in the JOBS Act discussed above. We cannot predict if investors will find our ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs.

The market price of our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. For example, many China-based companies listed in the United States have experienced sharp decline in the trading prices of their securities since June 2015, fueled mostly by the investor community’s concern over the prospect of the Chinese economy. The trading performances of other Chinese companies’ securities after their offerings may also affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs.

In addition, the market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the performance or market valuation of other human resources service companies;

•	announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of our executive officers;

•	intellectual property litigation;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	substantial sale of ordinary shares upon exercise of our stock option awards;

•	economic, regulatory or political conditions in China; and

•	the proposed acquisition of all of our outstanding shares not currently owned by SEEK or the Management Buyer Group in the proposed going private transactions.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. We have ordinary shares outstanding, including ordinary shares represented by ADSs. All the ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are also available for sale. To the extent these shares are sold into the market, the market price of our ADSs could decline. In addition, in connection with the Concurrent Private Placement, we entered into a registration rights agreement with PCV Belge SCS, pursuant to which we granted it Form F-3 registration rights and the piggyback registration rights. Registration of these shares under the Securities Act may result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline. In addition, any changes in the investment strategies or philosophies of our major shareholders may lead to the sale of our ADSs and other securities, which could cause the price of our ADSs to decline.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. We intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange, or the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and are filed less frequently compared to that required to be filed with the SEC by U.S. domestic issuers.

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

As of August 31, 2016, SEEK beneficially owns 68,259,876 Class B ordinary shares, or 61.5% of our total outstanding ordinary shares representing 74.6% of the total voting power. Accordingly, SEEK currently has and is expected to continue to have a controlling interest in our company and have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. SEEK will also have the power to prevent or cause a change in control. Without the consent of SEEK, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we could be treated as a PFIC for the current and any subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where, and if we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10.F. Additional Information—Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing of ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election or “deemed sale” election and the unavailability of the election to treat us as a qualified electing fund. For more information, see “Item 10.F. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

On February 23, 2016, we acquired a 75% equity interest in Shanghai Ruipin, a company specialized in data mining in China, through one of our wholly owned subsidiaries, Zhilian Wangpin (Beijing) Technology Co., Ltd, for total consideration of approximately RMB1.8 million (US$0.3 million).

Our board of directors received a preliminary non-binding proposal letter dated January 19, 2016 from the Outside Buyer Group to acquire all of our outstanding ordinary shares not owned by SEEK in a going private transaction for $17.50 in cash per ADS, or US$8.75 per ordinary share of the Company. On February 1, 2016, our board of directors formed a special committee consisting of two independent directors, Messrs. Alex Chit Ho and Peter Andrew Schloss, to consider this proposal. Our board of directors received another preliminary non-binding proposal letter, dated May 5, 2016, from the Management Buyer Group to acquire all of our outstanding ordinary shares not owned by the Management Buyer Group in a going private transaction for US$17.75 in cash per ADS, or US$8.875 per ordinary share of the Company. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—Uncertainty concerning the proposed going private transactions may adversely affect our business and the market price of our ADSs.”

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

We are a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. Our zhaopin.com website is a popular career-focused website in China. Our over 120 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2016, over 36.9 million job postings were placed on our platform by approximately 509,813 unique customers, including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of our users and the resumes in our database attract an increasing number of customers. This in turn leads to more users turning to us as their primary recruitment and career-related services provider, creating strong network effects and significant entry barriers for potential competitors.

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

Our total revenues were RMB1,079.8 million, RMB1,289.9 million and RMB1,542.9 million (US$232.2 million) for the fiscal year ended June 30, 2014, 2015 and 2016 respectively. We had net income of RMB186.7 million, RMB252.6 million and RMB284.1 million (US$42.7 million) for the fiscal year ended June 30, 2014, 2015 and 2016, respectively.

Our Services for Customers

Our customers are predominantly employers, from whom we derive substantially all of our revenues. Our customers include multinational corporations, small and medium-sized enterprises and state-owned entities. Our customers are located in capital cities and coastal metropolitan areas in China as well as areas outside of tier-one and two cities and represent industries with high demand for white-collar workers. We served over 509,800 unique customers in the fiscal year ended June 30, 2016. During each of the fiscal years ended June 30, 2014, 2015 and 2016, no single customer accounted for more than 1% of our total revenues.

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

•	Classified Job Postings. We classify job openings into different categories, such as by job location, title, or industry. Users can browse for job openings using these classifications or search for job openings by keywords encoded into such advertisement. As with display advertisements, customers enter into contracts with us to post job openings, the price of which is based on the duration of the contracts, the number of job postings and the number of accessible resumes. Customers who want their job postings to appear at the top of a user’s search results pay a premium for our priority listing services.

•	Display Advertisements. Our display advertisements are primarily delivered in different sizes of graphic banners, buttons and text links on our home page or on pages within certain channels, which represent particular cities and industries. Display advertisements are often used by customers to enhance their brand recognition among users. Customers enter into contracts with us for display advertisements, the prices of which are based on the applicable display period, which typically ranges from one week to three months, the size of the advertisements and the location where the advertisements are displayed.

•	Resume Access. Customers may search our large resume database and download those resumes they are interested in for further evaluation and contact.

•	Zhilian iPin is an online recruitment platform through which customers may register with us and post job openings for a one-time fee. After we review and approve the job postings, our users may send their resumes directly to our customers via our Zhilian iPin platform. As compared to our other products, our Zhilian iPin services are generally lower priced and often used by small to medium-sized enterprises.

•	Mobile Applications. We have launched mobile applications in order to further enhance the job search experience of our users. Our mobile applications are free to download, and are available on platforms including iOS and Android. Our mobile applications offer substantially all features and functions available on our website in a format more suited for mobile devices. We integrated location-based services, which allow our users to search for job opportunities that are close to them. With users’ permission, our intelligent job-recommending engine can send them push notifications when desirable employment opportunities become available. In March 2015, we launched new mobile products including Easy Hire, which is a mobile-based product that provides employers with a user-friendly platform to track applications to their job postings and offer quick feedback through WeChat, a third party mobile text and voice messaging communication service in China.

•	High-end Employment. In October 2013, we launched Highpin, www.highpin.cn, which targets the high-end employment market. On “Highpin”, we only post employment positions with annual salaries of RMB100,000 or more, covering industries including information technology, financial services, real estate, automotive and consumer products. Highpin attracts individual recruiters to recommend high-end job opportunities to potential candidates who typically hold professional or managerial positions. These job opportunities attract a large number of high-end users to create professional profiles on our platform, which are accessible by recruiters and employers. Highpin focuses on providing different products and services to recruiters, job seekers and employers, including personalized job position recommendations, profile evaluations, rating systems, resume and job posting management and job searching.

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

Other Human Resources Related Services

We also provide value-added recruitment services to employers, including:

•	Executive Search. We provide executive search services typically to employers seeking to fill mid-level professional, managerial and junior executive positions. Our fees are typically 20% to 30% of a candidate’s annual compensation. We also provide executive search on a retainer basis. In the event that a candidate resigns or is terminated prior to the end of the contractual probation period, we are usually obligated to search for a replacement at no additional fee until achieving successful employment beyond the probation period. Over the years, we have developed our own resume and job opening database for our executive search services. Unlike the database for our online recruitment services, job openings in our executive search database are not available to the general public.

•	Training and Education. We provide both online and offline education and training services to other enterprises and their employees. Our training courses cover various types of skills, such as vocational skills, professionalism and human resources management. Our online education and training services include mainly online courses and examinations. Our offline education and training services are mainly provided in the forms of open classes and customized internal training courses for enterprises.

•	Other Value-Added Services. Our other value-added services include print advertising and publishing research reports on salary and compensation and job search trends as well as other useful information tailored for human resources professionals.

Our Services for Users

The majority of our services provided to our users are free. Users can post their resumes for free on our website and search job postings using keywords or based on a number of criteria, including city of employment, industry, job function, job title and job posting date. As of June 30, 2016, we had 83.6 million completed resumes in our database, and with approximately 27,000 newly completed resumes added to our database on average on a daily basis for the fiscal year ended June 30, 2016. In addition, we regularly update our website with relevant career management content relating to topics such as job searching, training and salary advice, which helps attract more users to visit our platform and upload their resumes.

Services we currently provide to users include:

•	Highpin Chat, a communication tool among job seekers, headhunters and employers. Job seekers will be able to inquire directly about job positions and track their job applications in real-time;

•	Olive Branch, which enables adequate users’ resumes being recommended to employers through advanced algorithm. The employers can then send "Olive Branches" to selected candidates allowing the job seekers to instantly access the job application. Once the invitation to apply is accepted by the job seeker, an employer can access the job seeker's contact information for further discussion;

•	National Employability Test, or “NET”, which is designed to help graduates develop a better understanding of their overall potential including an assessment of their strengths and weaknesses, and their skills, independent of their matriculating institution. NET also offers employers an independent mean of identifying talent irrespective of a graduate's academic credentials;

•	Quick Feedback, a multi-channel PC and mobile-based product that allows users to receive instant feedback and interview appointment once the application has been reviewed by employers;

•	tips on preparing and updating resumes at our resume center at my.zhaopin.com and our official account in WeChat, a popular mobile messaging app in China;

•	information available on our mobile applications and our high-end job site, www.highpin.cn and our official account in WeChat;

•	short message services, which provide users with interview reminders and job openings through their mobile phones for a fee;

•	interview tips, research reports on job search trends and compensation, which is available at weibo.com, the increasingly popular Chinese social networking service provider that is similar to Twitter; and

•	resume priority listing services, which allow job seekers to increase the visibility of their resumes to employers.

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

Sales and Marketing

Sales and Support

We rely on our large sales team of more than 3,200 sales and account management representatives to sell our products and services through a nationwide sales office network spanning 34 cities across China as of June 30, 2016. Our team is equipped with specialized human resources expertise and knowledge in different industry verticals, particularly the real estate, financial services, automotive, education and training and information technology industries. Such expertise and knowledge helps our sales personnel understand customer needs and assist them in developing their recruitment strategies. We operate two call centers in Beijing and Suzhou, which provide customer support services and reaches out to potential customers, including those located in cities where we do not already have an office. Our call centers also facilitate the acquisition of new customers in lower-tier cities, expand our market share in southern China, and enable us to better serve small-and medium sized enterprise s in a more cost-effective manner. This sales structure allows us to quickly expand into new markets, in particular, areas outside of tier-one and two cities.

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

Although the barriers to entry for establishing many types of internet-based businesses are low, we believe that certain key features in our online recruitment business, together with our scale and market position in China, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe that our brand name in China’s online recruitment industry, the size and growth rate of our databases of job seekers and job postings, our customer relationships and in-depth knowledge of the online recruitment sector and our ability to offer a variety of complementary, value-added services to customers provides us with an advantage over our competitors.

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

On November 16, 2007, the PRC Ministry of Personnel, MOFCOM and SAIC jointly promulgated the supplementary provisions of the Interim Regulations on the Administration of China-Foreign Equity Joint Venture as Human Resources Agencies. According to the supplementary provisions, there are no restrictions on the percentage of foreign ownership on the investors, if they are service providers in that industry and are from the Hong Kong Special Administrative Region of the PRC or the Macao Special Administrative Region of the PRC. Investors from the Hong Kong Special Administrative Region of the PRC and the Macao Special Administrative Region of the PRC are permitted to own 100% of the equity interest in a foreign-invested human resources agency.

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

We have been advised by Commerce & Finance Law Offices, our PRC legal counsel, that we may continue to operate our human resources related services through Beijing Wangpin, our joint venture, under the current equity structure because Beijing Wangpin was set up in 2000 when there was no limitation on the percentage of foreign investment and received its human resources services license prior to 2003. The current human resources services license is valid for three years and will not expire until March 31, 2019 and may be subsequently renewed with the relevant authorities.

Regulation Relating to Advertising Business

Business License for Advertising Companies

The principal regulations governing advertising in China include:

•	The Advertising Law;

•	The Administration of Advertising Regulations;

•	The Measures for the Administration of Advertising Business Licenses; and

•	Provisional Measures of Internet Advertising Management.

These regulations stipulate that companies that engage in advertising activities in China must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Further, the PRC advertising laws and regulations set forth certain requirements for advertisements in China, including among other things, prohibitions on false or misleading content, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. The publication or distribution of advertisements via the Internet shall not affect the normal use of Internet by users and the advertisements published on websites such as pop-up advertisements shall be marked clearly as “Advertisement” and have a close button in order to ensure the user can close the advertisements by one click and Internet information services provider shall stop the dissemination, distribution and publication of illegal advertisement on their websites, information transmission or releasing platforms if they have knowledge of such violation of law. Advertisers are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with the applicable PRC laws and regulations. In providing advertising services, regular advertising operators and advertising distributors must review the supporting documents provided by advertisers for all advertisements and verify that such screening has been performed and that approval has been obtained; Internet advertising operators and advertising distributors must further review the identities of advertisers and also verify the content of the advertisements according to Provisional Measures of Internet Advertising Management, which was issued on July 4, 2016 and became effective on September 1, 2016. Furthermore, there are no implementing rules or official interpretations on how the truth and accuracy of advertisements are determined, and such a determination is at the sole discretion of the relevant local counterparts of SAIC. This results in uncertainty in the application of these laws and regulations. In the event of any violation, advertising operators and advertising distributors may all be subject to penalties, including but not limited to, fines, confiscation of advertising incomes, orders to cease dissemination of advertisements, suspension of business for rectification or even the revocation of the business license or advertising operating license. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

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

Regulation Relating to Value-Added Telecommunications Services

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

The PRC Telecommunications Regulations which was implemented on September 25, 2000 and amended subsequently, set out a regulatory framework for telecommunications services providers in China. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business, as amended, attached to the Telecommunications Regulations, information services provided via a public communication network or the Internet are value-added telecommunications services.

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated in December 2001 and amended in September 2008, or the FITE Regulations. The FITE Regulations require foreign-invested telecommunications enterprises in China to be established as Sino-foreign equity joint ventures. In addition, pursuant to the FITE Regulations and the relevant WTO agreements, foreign investors in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the equity interest of such enterprise. The relevant rules do not impose geographic restrictions on the operations of a foreign-invested telecommunications enterprise.

However, for a foreign investor to hold any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign-invested telecommunication enterprises whose foreign investors meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

In July 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the 2002 Administrative Rules on Foreign-invested Telecommunications Enterprises. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses in accordance with the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, as amended. Under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. It also requires the domain names and trademarks used by any value-added telecommunications service providers to be held by either the holder of the ICP license or the shareholder of the ICP license holding entity.

To comply with these PRC laws and regulations, we operate our value-added telecommunications business through Zhilian Sanke, which holds an ICP license to operate our value-added telecommunications business. Zhilian Sanke also owns the domain names necessary to conduct our operations in China. All of our 94 registered trademarks, including those necessary for our value-added telecommunication business are jointly held by Zhilian Sanke and Beijing Wangpin and four registered trademarks are held by Shenzhen Xijier. We have fully complied with the MIIT Notice.

Internet Content Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended subsequently. According to the Internet Measures, commercial operators of the internet information services in China must obtain a value-added telecommunications license, or ICP license, from the relevant government authorities. If a commercial operator of internet information services fails to obtain an ICP license, the competent PRC regulatory authorities may levy fines, confiscate its income (if any) or even block its website. In addition, a commercial operator of internet information services must conduct its business in accordance with the detailed specifications provided in its ICP license. According to the Administrative Measures for the Telecommunication Business Operating Licenses, which was promulgated on March 3, 2009 and amended subsequently, the ICP license is subject to annual review and the results of such review will be notified to SAIC or its local counterparts and become public information. After the ICP license is granted, such commercial operator of internet information services should display the number of such license in a conspicuous place on the homepage of its website and closely monitor its website in order to remove content that might be deemed “harmful.”

Currently, Zhilian Sanke holds an ICP license and has successfully renewed its license for a term ending January 25, 2021, subject to annual review.

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

Information Security

According to the Decision of the Standing Committee of the National People’s Congress on Maintaining Internet Security, the following actions via the use of the Internet may be regarded as violations of laws and are subject to penalties, including criminal sanctions: (i) breaking into a computer network or a communication service system in violation of relevant State regulations which causes such computer network or communication service system to function abnormally; (ii) disseminating politically disruptive information; (iii) stealing or leaking state secrets, intelligence or military secrets; (iv) spreading false information of products or services; or (v) infringing intellectual property rights.

In addition, the PRC Ministry of Public Security, or the MPS, promulgated the Administrative Measures of the People’s Republic of China for the Security Protection of International Connections to Computer Information Networks on December 16, 1997, which was amended subsequently, that prohibit the use of the Internet in ways which, among other things, results in a leakage of national secrets or the distribution of socially destabilizing content. On December 13, 2005, the MPS promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which require all ICPs to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The ICPs must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If the ICPs violate these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, the PRC State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking national secrets or failing to comply with the relevant legislation regarding the protection of state secrets. Moreover, according to Amendment 9 to the PRC Criminal Law, if an organization that is a network service provider fails to perform the obligations to manage the security of information networks required by laws and administrative regulations and refuses to make corrections ordered by relevant regulatory authorities, which leads to the disclosure of its users’ information and results in damages, it shall be fined, and the persons directly in charge of such organization and other persons directly liable for such disclosure shall be sentenced to a fixed term of imprisonment of no more than three years, criminal detention or public surveillance in addition to a separate fine.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the State Administration of Radio, Film and Television, which subsequently became the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.

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

On April 25, 2016, SARFT promulgated the Rules for the Administration of the Private Network and Directional Propagation of Audio-visual Program Services, or the Private Network and Directional Propagation of Audio-Visual Program Services Rules, which replace the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks and regulate the provision of audio-visual program services to the public directly via local networks, the use of the Internet to set up virtual private networks or the use of the Internet or other information networks as the transmission channel, which can be used as an acceptance terminal by televisions and hand-held electronic devices, where such directional audio-visual program activities include content provision, integrated transmission, transmission distribution and other activities via internet protocol television, private network mobile television, internet television and other forms. Anyone who plans to engage in the private network and directional propagation of audio-visual program activities must obtain an audio/video program transmission license, with a term of three years, from SARFT and operate pursuant to the scope of activities set forth in such license. Foreign-invested enterprises are not allowed to engage in the above-described business.

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

On July 16, 2013, MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, which further strengthens and tightens the requirements on privacy protection set forth in previous regulations. ICPs may collect or use personal information only if it is necessary for the provision of its services, and it must disclose to its users the purpose, methods and scope of such collection or use and obtain consent from the users whose information is being collected or used. ICPs are also required to establish and publish their rules relating to the collection and use of personal information, keep the collected information strictly confidential, and take technological and other measures to maintain the security of such information. Violators may face warnings, fines, and disclosure to the public and, in severe cases, criminal liability.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. In order to convert Renminbi for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, the prior approval of, and/or registration with, State Administration of Foreign Exchange, or SAFE, or other relevant PRC governmental authorities, are required.

On August 29, 2008, SAFE promulgated Circular 142, which regulates the purposes for which foreign-invested companies may convert foreign currency into Renminbi. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Violations of Circular 142 can result in severe penalties, including heavy fines. On March 3, 2015, SAFE promulgated a Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by a foreign-invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be used for equity investment in the PRC subject to certain reinvestment registrations with local SAFE made by the invested company. On June 9, 2016, SAFE issued Circular 16, which became effective on the same date. Although Circular 16 further extends the reform to cover foreign currency income under the capital account, including capital, foreign debt and proceeds from offshore offering and listing, the foreign-invested company’s foreign currency income and its settlement capital under the capital account cannot be used directly and indirectly outside the business scope of the foreign-invested company or the prohibited items regulated by laws and regulations. However, since Circular 16 is newly issued, its interpretation and enforcement involve significant uncertainties.

Dividend Distribution

The principal regulations governing distributions of dividends of foreign holding companies include the Foreign-invested Enterprise Law, enacted in 1986, as amended, and the Administrative Rules under the Foreign-invested Enterprise Law, enacted in 2001, as amended.

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

As of June 30, 2016, the registered capital of our wholly foreign-owned subsidiaries was US$26.0 million for Zhilian Wangpin (Beijing) Technology Co., Ltd. and US$20.5 million for Zhilian Yipin (Beijing) Technology Co., Ltd. As of the date of this annual report, all our wholly foreign-owned subsidiaries have no accumulated profits and therefore are not subject to the statutory reserve fund requirement and have not paid any dividends to Zhaopin Limited. In October 2013, we were paid a cash dividend of RMB224.1 million by Beijing Wangpin, our joint venture.

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

Regulation of Labor Laws and Social Insurance

Under the PRC Labor Law, effective in 1995, and the PRC Labor Contract Law, which became effective in 2008 and was amended subsequently, a written labor contract must be executed between an employer and an employee. Labor-related regulations and rules of the PRC also stipulate the maximum number of working hours per day and per week as well as the minimum wage standards. In addition, an employer is required to establish occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, and provide employees with safety and sanitation training.

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

Regulation Relating to Publication of Periodicals and Internet Publishing

On September 30, 2005, the PRC General Administration of Press and Publication, which subsequently became the SARFT, promulgated the Administrative Regulations on the Publication of Periodical. Under this regulation, any entity that publishes periodicals must obtain an approval from SARFT and get a Periodical Publication License. On February 24, 2016, SARFT and MIIT jointly promulgated the Administrative Provisions on Online Publishing Services, which replaced the Provisional Measures for Administration of Internet Publication and provide that any entity engaging in internet publishing activities must obtain an internet publishing license.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and our joint venture as of the date of this annual report on Form 20-F:

Zhaopin Limited
(Cayman Islands)
100%
Jobs DB China Investments Limited (Hong Kong)
Outside PRC
Inside PRC
100%
100%
Zhilian Wangpin (Beijing) Technology Co., Ltd.* ("Zhilian Wangpin")
Zhilian Yipin (Beijing) Technology Co., Ltd.* ("Zhilian Yipin")
Yuanwei Xie(1)
Xin Wang(1)
Hao Liu(2)
50%
50%
40%
60%
49%
51%
Beijing Zhilian Sanke Human Resources Service Co., Ltd.** ("Zhilian Sanke")
90%
10%
Beijing Wangpin Consulting Co., Ltd.*** (Beijing Wangpin)
34 Branch offices of Beijing Wangpin
Shenyang Zhilian Wangpin Advertising Co., Ltd.**
Harbin Zhilian Wangcai Advertising Co., Ltd.**
100%
Guangdong Zhilian Culture & Media Co., Ltd.
75%
Shanghai Ruipin Technology Co., Ltd.
Yuanwei Xie(1)
Xin Wang(1)
50%
50%
Guangzhou HouBo Information Technology Co., Ltd.** ("Guangzhou HouBo")
75.58%
Shenzhen Xijier Human Resources Co., Ltd.
Equity interest
Contractual arrangement†
Branch offices

The diagram above does not include our inactive subsidiary and five inactive consolidated affiliated entities that are in the liquidation process.

*	Wholly foreign-owned enterprise.

**	Consolidated affiliated entity. Zhilian Sanke is our website operator and holds an internet content provider license necessary to conduct our internet related operations in China.

***	Beijing Wangpin holds the human resources service license necessary to conduct our human resources-related business in China. Beijing Wangpin is our joint venture company.

†	Consists of Business Operations Agreements, Equity Interest Pledge Agreements, Power of Attorney, Exclusive Technical and Consulting Services Agreements, Exclusive Equity Option Agreements and Loan Agreements. For details on the contractual arrangements, see “B. Business Overview - Organizational Structure - Contractual Arrangements with Our Consolidated Affiliated Entities.”
(1)	Mr. Yuanwei Xie and Mr. Xin Wang are both nominee shareholders of our consolidated affiliated entities and employees of SEEK Limited, which is the parent company of SEEK International Investments Pty Ltd., our largest shareholder as of the date of this annual report.

(2)	Mr. Hao Liu is a director of our company.

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

The table below sets forth the respective revenues contribution from our wholly owned subsidiaries, our joint venture and our consolidated affiliated entities for the periods indicated:

	Total Revenues
	For the year ended June 30,
	2014	2015	2016
Wholly owned subsidiaries	2.3%	0.6%	0.4%
Joint venture(1)	89.2%	95.1%	96.5%
Consolidated affiliated entities	8.5%	4.3%	3.1%
Total	100.0%	100.0%	100.0%

(1)	As we directly own 90% of the equity interest of Beijing Wangpin and indirectly own the remaining 10% through Zhilian Sanke, we account for Beijing Wangpin as a consolidated subsidiary in our consolidated financial statements.

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

Our Joint Venture

We conduct our human resources related operations in China primarily through Beijing Wangpin Consulting Co., Ltd., or Beijing Wangpin. Beijing Wangpin is a Sino-foreign equity joint venture that is 90% owned by Zhaopin Limited and 10% owned by Beijing Zhilian Sanke Human Resources Service Co., Ltd., or Zhilian Sanke. Through contractual arrangements with Zhilian Sanke and its shareholders, we exercise effective control over, and receive substantially all the economic benefits from, Zhilian Sanke and therefore consolidate Zhilian Sanke’s results of operations, financial position and cash flows. As we directly own 90% of the equity interest of Beijing Wangpin and indirectly own the remaining 10% through Zhilian Sanke, we account for Beijing Wangpin as a consolidated subsidiary in our consolidated financial statements. For details on the contractual arrangements, see “B. Business Overview - Organizational Structure - Contractual Arrangements with Our Consolidated Affiliated Entities.” Beijing Wangpin holds a human resources service license.

Our Consolidated Affiliated Entities

We currently conduct internet related businesses through our consolidated affiliated entities in China. Zhilian Sanke is one of our principal consolidated affiliated entities, operates our zhaopin.com website and holds the internet content provider license, or ICP license, necessary to conduct a majority of our Internet-related operations in China. As the subsidiary of Guangzhou Houbo, another principal consolidated affiliated entity of our company, Shenzhen Xijier also holds an ICP license for our Internet-related operations in southern China. Our wholly owned PRC subsidiary, Zhilian Wangpin, has entered into a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders, which enable us to:

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

Contractual Arrangements with Our Consolidated Affiliated Entities

The following is a summary of the material provisions of the agreements among our wholly owned PRC subsidiary, Zhilian Wangpin, our consolidated affiliated entities and the respective shareholders of our consolidated affiliated entities (collectively, “Contractual Arrangements”). For more complete information you should read these agreements in their entirety.

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

We have not yet registered the pledge of the equity interests in Shenyang Zhilian Wangpin Advertising Co., Ltd. with relevant local branches of SAIC. With respect to Shenyang Zhilian Wangpin Advertising Co., Ltd., the delay in registration of the equity pledge is because we need to spend more time to explain the business arrangements underlying the documents and to justify the needs for such registration with the relevant local authority in Shenyang City, Liaoning Province. In addition, the local authority requires that the nominee shareholders of Shenyang Zhilian be physically present at the local administration of industry and commerce to register the equity pledges. We are working with the local authority to resolve such issues. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Perfection of the pledges in our equity pledge agreements with our consolidated affiliated entities and their shareholders may be adversely affected if these equity pledges are not properly recorded. One of our consolidated affiliated entities has not registered its equity pledge.”

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

Agreements That Provide Us the Option to Purchase the Equity Interest in Our Consolidated Affiliated Entities

Exclusive Equity Option Agreements. Pursuant to the exclusive equity option agreement among Zhilian Wangpin, Zhilian Sanke and the shareholders of Zhilian Sanke, Zhilian Sanke’s shareholders have granted Zhilian Wangpin or its designees an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interest in Zhilian Sanke in consideration for the loans extended to Zhilian Sanke’s shareholders under the loan agreement mentioned below. Pursuant to the agreement, Zhilian Wangpin has the option to acquire the equity interest at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to Zhilian Sanke’s shareholders under the loan agreement. Zhilian Wangpin or its designated representatives have sole discretion to decide when to exercise such option, either in part or in full, although the transfer of equity ownership resulting from the exercise of the option is subject to governmental approval and taxation. See “Item 3.D. Key Information—Risk Factors—Risk Related to Our Corporate Structure—If we exercise the option to acquire equity ownership of our consolidated affiliated entities, the ownership transfer shall be approved or filed with PRC governmental authorities and subject to taxation, which may result in substantial costs.” Zhilian Wangpin or its designated representatives are entitled to exercise the option an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option to any third party with a written notice to Zhilian Sanke’s shareholders. Without Zhilian Wangpin’s prior written consent, Zhilian Sanke’s shareholders may not transfer, sell, pledge or otherwise dispose of their equity interest in Zhilian Sanke in any way. The term of this agreement is ten years and must be extended upon Zhilian Wangpin’s written notice prior to the expiration date. The exclusive equity option agreement remains in full force and effect during the term of the agreement and extended period unless Zhilian Wangpin gives advance written notice of termination to the shareholders of Zhilian Sanke or Zhilian Sanke files bankruptcy, is dissolved or is forced to be closed.

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

We do not have any equity interest in any of our consolidated affiliated entities except for Harbin Zhilian Wangcai Advertising Co., Ltd. However, as a result of contractual arrangements, we retain control over and are considered the primary beneficiary of each of our consolidated affiliated entities, and we have consolidated the financial results of these companies in our consolidated financial statements in accordance with generally accepted accounting principles of the United States, or U.S. GAAP. If our PRC consolidated affiliated entities and their shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities and consequently, we may be unable to conduct our internet related operations because the ICP License and domain name are owned by Zhilian Sanke and we may potentially lose control over Beijing Wangpin, our joint venture. Further, if we are unable to maintain effective control, we may not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. Although we are able to consolidate the financial results of our consolidated affiliated entities, this does not mean that we are able to have unfettered access to the revenues and profits of our wholly owned subsidiaries and consolidated affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions and the restrictions on foreign investment, among other restrictions. In October 2013, we were paid a cash dividend of RMB224.1 million from Beijing Wangpin, our joint venture. We did not receive any service fees from our consolidated affiliated entities in the fiscal year ended June 30, 2014, 2015 and 2016. We mostly conduct our human resources business through the branch offices of our joint venture instead of relying on contractual arrangements with our consolidated affiliated entities. We are in the process of liquidating five consolidated affiliated entities. As of the date of this annual report, such subsidiaries and consolidated affiliated entities have no material business operations.

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

For the fiscal years ended June 30, 2014, 2015 and 2016, the consolidated affiliated entity that has not registered its equity pledge, Shenyang Zhilian Wangpin Advertising Co., Ltd., contributed 0.2%, 0.04% and 0.0004% of our total revenues, respectively. As of the date of this annual report, this consolidated affiliated entity has a total registered capital of RMB0.5 million. The registered capital amount, which represents corresponding equity interests to be pledged, is the amount required by the SAIC to be stated in the registration form of the equity interest pledges. However, the registered capital amount does not reflect the fair market value of the equity interests that are pledged under the equity pledge agreements; rather, the registered capital amount reflects the amount of capital required to be contributed to the consolidated affiliated entity under its articles of association by the holders of its equity interests. The value secured by equity pledges is not limited to the amount of the registered capital stated on the registration form. Instead, under the equity pledge agreements, it covers all debts and liabilities arising from the relevant principal agreements under our contractual arrangements. We are preparing necessary documents required by local authorities to register the equity pledge of this consolidated affiliated entity, but it is difficult to predict the amount of time required to complete this equity pledge registration. Further, under PRC law and the equity pledge agreements, in the event of a default under our contractual arrangements, our primary remedy would be to engage in a public auction or sale of the shares and not a direct transfer of the pledged equity interest to us if we choose to enforce the pledge. Such an auction or sale may not result in our receipt of full value of the equity or the business of the entities. Under our contractual arrangements, the PRC shareholders of our consolidated affiliated entities have agreed to pledge all their equity interests therein as collateral to us. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulation.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

Our principal executive offices are located in Beijing and we conduct our business through regional offices located in 33 cities across China. As of the date of this annual report, we lease approximately 50,476.81 square meters of office space. We have satisfactory leaseholds for our headquarters in Beijing, where most of our employees are located, but some of our leased properties outside Beijing may be defective. See “Item 3.D. Key Information—Risk Factors—Risk Factors Related to Our Businesses and Industry—Some of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

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

We primarily focus on providing online recruitment services, which are highly scalable and have higher gross margin than our offline recruitment services. Revenues from our online recruitment services accounted for 81.7%, 82.9% and 84.8% of our total revenues in the fiscal years ended June 30, 2014, 2015 and 2016, respectively.

We have experienced significant growth, mainly driven by the growth of our online recruitment services. Our total revenues increased from RMB1,079.8 million in the fiscal year ended June 30, 2014 to RMB1,289.9 million (US$208.1 million) in the fiscal year ended June 30, 2015 and to 1,542.9 million (US$232.2 million) in the fiscal year ended June 30, 2016. We recorded net income of RMB186.7million, RMB252.6 million (US$40.7 million) and RMB284.1 million (US$42.7 million) in the fiscal years ended June 30, 2014, 2015 and 2016, respectively. The net income amounts include the impact of non-cash charges associated with share-based compensation expenses in an aggregate amount of RMB30.2 million, RMB23.4 million and RMB4.2 million (US$0.6 million) in the fiscal years ended June 30, 2014, 2015 and 2016, respectively.

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

The following tables set forth our key operating performance indicators as of the dates or for each period indicated:

	Fiscal Year Ended June 30,
	2014	2015	2016
Number of unique customers(1)	335,168	418,423	509,813
Number of job postings(2) (in thousands)	18,093	25,609	36,942

	As of June 30,
	2014	2015	2016
Number of registered users(3) (in thousands)	89,537	100,826	120,010
Number of completed resumes(4) (in thousands)	66,508	73,914	83,621

(1)	A “unique customer” refers to a customer that purchases our online recruitment services during a specified period. We make adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in our information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

(2)	We calculate the number of job postings during a specified period by counting the number of job postings newly placed by customers during such period. Job postings that were placed prior to such specified period, even if available during such period, are not counted in the number of job postings for the specified period. Any particular job posting placed on our website may include more than one job opening or position.

(3)	“Number of registered users” refers to the number of users who have completed the registration process on our website as of a specified date.

(4)	A “completed resume” refers to a resume that is available as of a specified date and contains all of the information that we require a user to provide before we make the resume available to our customers, such as educational background, work history, qualifications and contact information.

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

	Fiscal Year Ended June 30,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	882,474	81.7%	1,069,351	82.9%	1,307,646	196,760	84.8%
Other human resources related services	197,282	18.3%	220,573	17.1%	235,250	35,398	15.2%
Total revenues	1,079,756	100.0%	1,289,924	100.0%	1,542,896	232,158	100.0%
Less: Business tax and surcharges	(22,023)	(2.0)%	(18,649)	(1.4)%	(20,207)	(3,041)	(1.3)%
Net revenues	1,057,733	98.0%	1,271,275	98.6%	1,522,689	229,117	98.7%

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Fiscal Year Ended June 30,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating Expenses:
Sales and marketing expenses	506,224	47.9%	615,225	48.4%	777,783	117,032	51.1%
General and administrative expenses	229,230	21.6%	254,011	20.0%	300,546	45,223	19.7%
Total operating expenses	735,454	69.5%	869,236	68.4%	1,078,329	162,255	70.8%

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

	Fiscal Year Ended June 30,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of share-based compensation expenses:
Cost of services	102	0.3%	35	0.1%	2	-	-
Sales and marketing expenses	678	2.2%	235	1.0%	11	2	0.3%
General and administrative expenses	29,463	97.5%	23,177	98.9%	4,152	625	99.7%
Total share-based compensation expenses	30,243	100.0%	23,447	100.0%	4,165	627	100.0%

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

PRC

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax (“VAT”) Pilot Program (the “Pilot Program”) for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance (“MoF”) and the State Administration of Taxation (“SAT”) on the Pilot Program, modern service industries, which include industries of research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services, are subject to VAT. Accordingly, most of our subsidiaries and consolidated affiliated entities were in the Pilot Program and subject to VAT at a rate of 6% or 3%. According to the Circular on Comprehensively Promoting the Pilot Program of the Collection of VAT in Lieu of Business Tax jointly promulgated by SAT and MoF on March 23, 2016, the Pilot Program was promoted nationwide and in all industries effective from May 1, 2016. Hence, all of our PRC subsidiaries and consolidated affiliated entities have been subject to VAT at a rate of 6% or 3% since May 2016. The VAT payable of our PRC subsidiaries and consolidated affiliated entities is the net balance of the output VAT for the period after crediting the input VAT for the period. Therefore, the amount of VAT payable does not result directly from output VAT generated from taxable services provided. As such, revenues are presented net of VAT in the statement of comprehensive income. Our PRC subsidiaries and consolidated affiliated entities which were not subject to VAT before the Pilot Program were subject to business taxes at a rate of 5%. Business taxes and related surcharges were deducted from gross revenues to arrive at net revenues in our consolidated statements of comprehensive income.

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

In April 2006, our subsidiary, Zhilian Wangpin was designated as an HNTE, and was subject to a 15% preferential tax rate as long as it maintained the required qualification, which was subject to review every two years according to then applicable laws and regulations. Upon the expiration of its HNTE qualification in 2008, the tax rate applicable to Zhilian Wangpin increased from 15% to 25%. Beijing Wangpin received HNTE qualification approval from the relevant government authorities in November 2011 and filed its HNTE status with local tax bureau in March 2012, upon which Beijing Wangpin was entitled to enjoy the preferential tax rate of 15% from calendar year 2011 to calendar year 2013. Such HNTE qualification of Beijing Wangpin was renewed in 2014 in accordance with the certificate valid until July, 2017 and Beijing Wangpin was entitled to continue enjoying the preferential tax rate of 15% in the calendar years 2014 and 2015, and is continuing to enjoy the preferential tax rate in 2016. The income tax expense of Beijing Wangpin was accrued and paid at a rate of 15% for the fiscal years of 2015 and 2016 accordingly. Other than Beijing Wangpin, all of our PRC entities are subject to 25% income tax.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident investors are subject to a PRC withholding tax of 10%. A lower withholding tax rate may be applied based on an applicable tax treaty with certain countries. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which could have a material adverse effect on our results of operations, and non-PRC shareholders may be subject to PRC tax on dividends and gains which may reduce returns on investments in our shares or ADSs.”

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and are subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation regulations of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and acquisition and disposition of properties and other assets of an enterprise. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the EIT Law, which could have a material adverse effect on our results of operations, and non-PRC shareholders may be subject to PRC tax on dividends and gains which may reduce returns on investments in our shares or ADSs.”

Prior to the year ended June 30, 2013, we intended to reinvest all undistributed earnings in our PRC subsidiaries and, therefore, no withholding tax was accrued. During the year ended June 30, 2013, as we entered into three bank loans, it became apparent that the undistributed earnings of our PRC subsidiaries would be remitted outside of China for the repayment of the loans. Therefore, as of June 30, 2013, we accrued RMB24.3 million of withholding tax on the undistributed earnings. On October 8, 2013, Beijing Wangpin paid out the cash dividend of RMB224.1 million, with RMB201.7 million paid to and received by us, and RMB22.4 million paid to the local tax bureau as withholding tax associated with this distribution plan.

As we successfully completed the IPO and the concurrent private placement in June 2014, we planned to use part of the proceeds received from issuance of our equity to repay the existing loans rather than relying on dividend distributions from our PRC subsidiaries. We intend to reinvest all the undistributed earnings of our PRC subsidiaries, and do not plan to have any of our PRC subsidiaries distribute any dividends. Therefore, no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of our PRC subsidiaries as of June 30, 2016. The unrecognized deferred tax liability on the undistributed earnings of our PRC subsidiaries is RMB69.7 million as of June 30, 2016.

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

Assets and liabilities of CJOL were combined using the existing book values from the perspective of SEEK, the controlling shareholder. Assets and liabilities of Shanghai Ruipin were combined using their fair value at acquisition date. ASC 805-50 provides that consolidated statements of comprehensive income should include the results of each of the combined entities and businesses from the earliest date presented or, if more recent, from the date when the combined entities and businesses first came under common control, regardless of the date of the combination.

We acquired 75% of the equity interest of Shanghai Ruipin on February 23, 2016.

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

Other services

Other services provided by us are comprised of campus recruitment services, assessment services and other human resources-related services.

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

Other Human Resources-Related Services

We provide other human resources-related services such as executive search services, print advertising services, training services, human resources agent services and other services. Arrangements for other human resources-related services are generally short-term in nature. Fees for these types of services are recognized when fees are fixed or determinable, collectability is reasonably assured and service performance completed.

Income Tax

Our current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow ASC 740, Income Taxes, and account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for tax consequences attributable to differences between carrying amounts of existing assets and liabilities in financial statements, their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates to be applied to taxable income in the year in which those temporary differences are expected to be recovered or settled.

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our relevant tax jurisdictions. Significant components of our deferred assets are operating loss carryforwards generated by our PRC subsidiaries and consolidated affiliated entities due to their historical operating losses and future deductible advertising expenses. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. Accordingly, we consider various tax planning strategies, forecasts of future taxable income and our most recent operating results in assessing the need for a valuation allowance. The effect on deferred tax assets and liabilities arising from changes in tax rates is recognized in the consolidated statements of comprehensive income in the period of such change. If we subsequently determine that all or a portion of the carryforwards and future deductible advertising expenses are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of comprehensive income.

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2008. The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We have elected to recognize interest and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under income tax expenses in our statement of comprehensive income. As of June 30, 2015 and 2016, we did not have any tax provisions related to uncertain tax positions or interest and penalties associated with such uncertain tax positions.

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

Total share-based compensation expenses recognized in the years ended June 30, 2014, 2015 and 2016 amounted to RMB30.2 million, RMB23.4 million and RMB4.2 million (US$0.6 million), respectively.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of CJOL when it was acquired by SEEK in May 2011, and the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our other acquisitions of interests in our subsidiaries and consolidated affiliated entities.

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

We determine our company as a whole, including recently acquired entities, to be one reporting unit for goodwill impairment testing. We directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment loss has been identified for the fiscal years ended June 30, 2014, 2015 and 2016.

Impairment of Long-Lived Assets, Indefinite-Live Intangible Assets

Our long-lived assets include property and equipment, definite-lived intangible assets and other assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, recoverability of the assets held and used is evaluated by comparing the carrying amount of the asset group to the estimated future undiscounted net cash flows associated with the related assets. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds the estimated undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for the fiscal years ended June 30, 2014, 2015 and 2016.

Indefinite-lived assets mainly comprise brand names we acquired through our acquisition of CJOL. We test indefinite-lived intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized equal in amount to that excess. No impairment of indefinite-lived assets was recognized for the fiscal years ended June 30, 2014, 2015 and 2016.

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

We entered into a series of contractual agreements with our consolidated affiliated entities, and the respective direct equity owners of the consolidated affiliated entities, who are affiliated with us or who are affiliated with our major shareholders. Through these contractual agreements, we are able to:

•	exercise effective control over each consolidated affiliated entity;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses as if it were the sole shareholder; and

•	have an exclusive option to purchase all of the equity interest in each consolidated affiliated entity.

In December 2009, FASB issued Consolidation—Improvements to Financial Reporting by Enterprises Involved with VIEs or Consolidated Affiliated Entities. The amendment in this accounting standards update replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a consolidated affiliated entity with an approach focused on identifying which reporting entity has the power to direct the activities of a consolidated affiliated entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity, or (2) the right to receive benefits from the entity.

We adopted this amendment on January 1, 2010, which was the effective date of the standard. We evaluated our relationships with the consolidated affiliated entities and their respective direct equity owners and concluded that we are the primary beneficiary in each variable interest arrangement. As a result, the results of operations, assets and liabilities of the consolidated affiliated entities have been included in our consolidated financial statements. We have consulted with our PRC legal counsel in assessing our ability to control our consolidated affiliated entities through these contractual arrangements, and we believe that our contractual arrangements with the consolidated affiliated entities and their respective equity owners are in compliance with existing PRC regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC regulations, the relevant PRC regulatory authorities could revoke or refuse to grant or renew our business and operating licenses, restrict or prohibit related party transactions between us and the consolidated affiliated entities, impose fines or other requirements that we may find difficult or impossible to comply with, or require us to alter the corporate structure or restrict or prohibit our ability to finance the consolidated affiliated entities’ operations. Any changes in PRC laws and regulation that affect our ability to control our consolidated affiliated entities may affect our ability to exercise effective control over the consolidated affiliated entities, receive substantially all of the economic benefits and residual returns of the consolidated affiliated entities or preclude us from consolidating these companies in the future. In addition, we cannot be assured that when conflicts of interest arise, any or all of the equity owners of the consolidated affiliated entities will act in the best interests of us or that such conflicts will be resolved in our favor. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

Foreign Currency

We use RMB as our reporting currency. Our functional currency is the United States dollar, while the functional currency is the RMB for our subsidiaries and consolidated affiliated entities incorporated and operated in the PRC and the Hong Kong dollars for our subsidiary incorporated and operated in Hong Kong. An entity’s functional currency is the currency of the primary economic environment in which the entity operates or, in the case of a start-up entity, is the currency that the entity plans to use on a long-term basis. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and intercompany transactions and arrangements. To the extent a reassessment results in a change to our functional currency, our financial position and results of operations may be materially impacted.

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

	Fiscal Year Ended June 30,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Total revenues	1,079,756	102.1%	1,289,924	101.5%	1,542,896	232,158	101.3%
Less: Business tax and surcharges	(22,023)	(2.1)%	(18,649)	(1.5)%	(20,207)	(3,041)	(1.3)%
Net revenues	1,057,733	100.0%	1,271,275	100.0%	1,522,689	229,117	100.0%
Cost of services	(95,353)	(9.0)%	(115,918)	(9.1)%	(137,023)	(20,618)	(9.0)%
Gross profit	962,380	91.0%	1,155,357	90.9%	1,385,666	208,499	91.0%
Operating expenses:
Sales and marketing expenses	(506,224)	(47.9)%	(615,225)	(48.4)%	(777,783)	(117,032)	(51.1)%
General and administrative expenses	(229,230)	(21.6)%	(254,011)	(20.0)%	(300,546)	(45,223)	(19.7)%
Total operating expenses	(735,454)	(69.5)%	(869,236)	(68.4)%	(1,078,329)	(162,255)	(70.8)%
Income from operations	226,926	21.5%	286,121	22.5%	307,337	46,244	20.2%
Other income/(loss):
Foreign currency exchange gain	618	0.1%	1,107	0.1%	80	12	0.01%
Investment and interest income, net	7,328	0.7%	20,091	1.6%	28,959	4,357	1.9%
Other income/(expense), net	1,709	0.2%	(888)	(0.1)%	5,908	889	0.4%
Income before income tax expenses	236,581	22.5%	306,431	24.1%	342,284	51,502	22.5%
Income tax expenses	(49,928)	(4.7)%	(53,809)	(4.2)%	(58,196)	(8,757)	(3.8)%
Net income	186,653	17.8%	252,622	19.9%	284,088	42,745	18.7%

Fiscal Year Ended June 30, 2016 Compared to Fiscal Year Ended June 30, 2015

Revenues. Our total revenues increased by 19.6% from RMB1,289.9 million for the fiscal year ended June 30, 2015 to RMB1,542.9 million (US$232.2 million) for the fiscal year ended June 30, 2016. This increase was primarily driven by an increase of RMB238.3 million (US$35.9 million) in online recruitment services revenues, and, to a lesser extent, an increase of RMB14.7 million (US$2.2 million) in other services revenues, including campus recruitment, assessment and other human resources related services revenues.

•	Online Recruitment Services Revenues. Our online recruitment services revenues increased by 22.3% from RMB1,069.4 million for the fiscal year ended June 30, 2015 to RMB1,307.6 million (US$196.8 million) for the fiscal year ended June 30, 2016. This increase was primarily attributable to growth in the number of unique customers using our online recruitment services. We served 509,813 unique customers for the fiscal year ended June 30, 2016, compared with 418,423 for the fiscal year ended June 30, 2015. The increase in unique customers was primarily due to our increased efforts to acquire and retain customers with our strategic focus on continued geographic expansion and improvement of customer services. Online recruitment services revenues accounted for 82.9% and 84.8% of our total revenues in the fiscal year ended June 30, 2015 and the fiscal year ended June 30, 2016, respectively.

•	Other Services Revenues. Our other services revenues, including campus recruitment, assessment and other human resources related services revenues, increased by 6.7% from RMB220.6 million for the fiscal year ended June 30, 2015 to RMB235.3 million (US$35.4 million) for the fiscal year ended June 30, 2016. This increase was driven primarily by an increase in our assessment services revenues, partially offset by a decrease in campus recruitment service revenues. The increase in our assessment services was due to the increased demand for assessment services and our refined product offerings for key industries. The decrease in campus recruitment service revenues was due to decreasing demand and intensified competition in campus recruitment in the fiscal year ended June 30, 2016. Other services revenues accounted for 17.1% and 15.2% of our total revenues in the fiscal year ended June 30, 2015 and the fiscal year ended June 30, 2016, respectively.

Business Tax and Related Surcharges. Our business tax and related surcharges increased by 8.4% from RMB18.6 million for the fiscal year ended June 30, 2015 to RMB20.2 million (US$3.0 million) for the fiscal year ended June 30, 2016. Effective on January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the VAT pilot program for certain industries in certain regions. Accordingly, some of our subsidiaries and consolidated affiliated entities were included in the pilot program and were subject to VAT instead of business tax from September 2012. The VAT payable by these subsidiaries and consolidated affiliated entities is the net balance of the output VAT after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from taxable services provided. As such, the net presentation of revenues subject to VAT is adopted. Effective on May 1, 2016, the pilot program of the collection of VAT in lieu of business tax was promoted nationwide in the PRC in a comprehensive manner and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the modern service industry were included in the scope of the pilot program with regard to payment of VAT instead of business tax. See “Item 5.A. Operating Results—Taxation — PRC.” As a result, our average effective business and related tax rates decreased from 1.5% for the fiscal year ended June 30, 2015 to 1.3% for the fiscal year ended June 30, 2016 as more subsidiaries and consolidated affiliated entities were subject to VAT for the fiscal year ended June 30, 2016.

Cost of Services. Cost of services increased by 18.2% from RMB115.9 million for the fiscal year ended June 30, 2015 to RMB137.0 million (US$20.6 million) for the fiscal year ended June 30, 2016. Direct costs related to our campus recruitment and assessment services increased by RMB 15.5 million from RMB58.1 million for the fiscal year ended June 30, 2015 to RMB73.6 million (US$11.1 million) for the fiscal year ended June 30, 2016. As a percentage of our net revenues, our cost of services remained stable at 9.1% for the fiscal year ended June 30, 2015 and 9.0% for the fiscal year ended June 30, 2016.

Gross Profit. As a result of the above factors, our gross profit increased by 19.9% to RMB1,385.7 million (US$208.5 million) for the fiscal year ended June 30, 2016 from RMB1,155.4 million for the fiscal year ended June 30, 2015. Our gross margin remained stable at 90.9% for the fiscal year ended June 30, 2015 and 91.0% for the fiscal year ended June 30, 2016.

Operating Expenses. Our total operating expenses increased by 24.1% from RMB869.2 million for the fiscal year ended June 30, 2015 to RMB1,078.3 million (US$162.3 million) for the fiscal year ended June 30, 2016, as a result of increases in our sales and marketing expenses and general and administrative expenses.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased by 26.4% from RMB615.2 million for the fiscal year ended June 30, 2015 to RMB777.8 million (US$117.0 million) for the fiscal year ended June 30, 2016. Salaries and personnel related costs increased by about RMB102.9 million as a result of new hiring and wage inflation as well as commission and bonus increases as a result of revenue growth. Marketing expenses increased by RMB43.0 million as we expanded investment in online and offline advertising, market research and consulting, as well as other marketing campaign and brand building events. Furthermore, our business expansion and increased headcount led to the increase in rental, business travel and communication expenses by about RMB10.0 million. As a percentage of our net revenues, our sales and marketing expenses increased slightly from 48.4% for the fiscal year ended June 30, 2015 to 51.1% for the fiscal year ended June 30, 2016. Our sales and marketing expenses for the fiscal year ended June 30, 2016 included share-based compensation expense of RMB11,200(US$1,700), compared to RMB0.2 million for the fiscal year ended June 30, 2015.

•	General and Administrative Expenses. Our general and administrative expenses increased by 18.3% from RMB254.0 million for the fiscal year ended June 30, 2015 to RMB300.5 million (US$45.2 million) for the fiscal year ended June 30, 2016. The increase in our general and administrative expenses is attributable to an increase in our general and administrative employee compensation by RMB29.6 million due to an increase in headcount and average salary for employees, and an increase in professional services fees due to improvement and strengthening of the internal compliance function. The increase is partially offset by a decrease in our share-based compensation expense by RMB19.0 million from RMB23.2 million for the fiscal year ended June 30, 2015 to RMB4.2 million (US$0.6 million) for the fiscal year ended June 30, 2016. As a percentage of our net revenues, our general and administrative expenses decreased from 20.0% for the fiscal year ended June 30, 2015 to 19.7% for the fiscal year ended June 30, 2016, primarily because our net revenues increased at a faster pace than general and administrative expenses.

Investment and Interest Income. Our net investment and interest income increased from RMB20.1 million for the fiscal year ended June 30, 2015 to RMB29.0 million (US$4.4 million) for the fiscal year ended June 30, 2016, primarily due to increased interest income generated from growing operating cash flows, income from investments in principal-protected wealth management products, and reduced loan interest expenses and loan facility transaction costs.

Income Tax Expense. Our income tax expense increased by 8.2% from RMB53.8 million for the fiscal year ended June 30, 2015 to RMB58.2 million (US$8.8 million) for the fiscal year ended June 30, 2016. Our effective tax rate for the fiscal year ended June 30, 2016 decreased to 17.0% compared with 17.6% for the fiscal year ended June 30, 2015. The decrease in the effective tax rate is attributable to an increase in tax credits relating to research and development expenditures and a decrease in non-deductible share-based compensation expenses incurred in the fiscal year ended June 30, 2016. As we have used and plan to continue to use part of the proceeds received from IPO to repay the existing loans, and we intend to reinvest all the undistributed earnings of our joint venture and PRC subsidiaries, no withholding tax related to income from our joint venture and PRC subsidiaries is expected to be incurred in the foreseeable future. Accordingly, no income tax was accrued on the undistributed earnings of our joint venture and PRC subsidiaries as of June 30, 2016.

Net Income. As a result of the above, we recorded net income of RMB284.1 million (US$42.7 million) for the fiscal year ended June 30, 2016, compared to net income of RMB252.6 million for the fiscal year ended June 30, 2015.

Fiscal Year Ended June 30, 2015 Compared to Fiscal Year Ended June 30, 2014

Revenues. Our total revenues increased by 19.5% from RMB1,079.8 million for the fiscal year ended June 30, 2014 to RMB1,289.9 million for the fiscal year ended June 30, 2015. This increase was primarily driven by an increase of RMB186.9 million in online recruitment services revenues, and, to a lesser extent, an increase of RMB23.3 million in other services revenues, including campus recruitment, assessment and other human resources related services revenues.

•	Online Recruitment Services Revenues. Our online recruitment services revenues increased by 21.2% from RMB882.5 million for the fiscal year ended June 30, 2014 to RMB1,069.4 million for the fiscal year ended June 30, 2015. This increase was primarily attributable to growth in the number of unique customers using our online recruitment services, partially offset by a decrease in the average revenue per unique customer. Small and medium-sized enterprises and employers from areas outside of tier-one and tier-two cities constituted an increasing percentage of our unique customers and those customers usually have smaller per customer spending. We served 418,423 unique customers for the fiscal year ended June 30, 2015, compared with 335,168 for the fiscal year ended June 30, 2014. The increase in unique customers was primarily due to our increased efforts to acquire and retain customers with our strategic focus on continued geographic expansion and improvement of customer services. Average revenue per unique customer decreased by 2.9% for the fiscal year ended June 30, 2015, compared to the fiscal year ended June 30, 2014 due to an increase in new unique customers, which usually purchase lower-priced services initially, as well as intensified competition. Online recruitment services revenues accounted for 81.7% and 82.9% of our total revenues in the fiscal years ended June 30, 2014 and 2015, respectively.

•	Other Services Revenues. Our other services revenues, including campus recruitment, assessment and other human resources related services revenues, increased by 11.8% from RMB197.3 million for the fiscal year ended June 30, 2014 to RMB220.6 million for the fiscal year ended June 30, 2015. This increase was driven primarily by increase in our campus recruitment and assessment services revenues, partially offset by a decrease in other human resources related services revenues. The increase in our campus recruitment services revenues was attributable to the growth of the number of campus recruiting events we organized and completed for our customers and the usage of our online campus recruitment services. The increase in our assessment services was due to the increased demand for assessment services and our refined product offerings for key industries. The decrease in other human resources related services was due to our strategy to exit certain non-core and non-strategic service lines in order to focus on online recruitment and other career-related services. Other services revenues accounted for 18.3% and 17.1% of our total revenues in the fiscal years ended June 30, 2014 and 2015, respectively.

Business Tax and Related Surcharges. Our business tax and related surcharges decreased by 15.3% from RMB22.0 million for the fiscal year ended June 30, 2014 to RMB18.6 million for the fiscal year ended June 30, 2015. The VAT payable by these subsidiaries and consolidated affiliated entities is the net balance of the output VAT after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from taxable services provided. As such, the net presentation of revenues subject to VAT is adopted. See “Item 5.A. Operating Results —Taxation.” Our average effective business and related tax rates declined from 2.0% for the fiscal year ended June 30, 2014 to 1.5% for the fiscal year ended June 30, 2015 as more subsidiaries and consolidated affiliated entities were subject to VAT instead of business tax as part of the roll-out of the VAT program for the fiscal year ended June 30, 2015.

Cost of Services. Cost of services increased by 21.6% from RMB95.4 million for the fiscal year ended June 30, 2014 to RMB115.9 million for the fiscal year ended June 30, 2015. Direct costs related to our campus recruitment and assessment services increased by RMB17.0 million from RMB41.1 million for the fiscal year ended June 30, 2014 to RMB58.1 million for the fiscal year ended June 30, 2015, which was in line with the campus recruitment and assessment services revenue growth. Data storage and bandwidth costs relating to our online recruitment services increased by RMB0.3 million from RMB12.8 million for the fiscal year ended June 30, 2014 to RMB13.1 million for the fiscal year ended June 30, 2015, to support the growth of our user traffic and improve our user experience. As a percentage of our net revenues, our cost of services remained stable from 9.0% for the fiscal year ended June 30, 2014 and 9.1% for the fiscal year ended June 30, 2015.

Gross Profit. As a result of the above factors, our gross profit increased by 20.1% to RMB1,155.4 million for the fiscal year ended June 30, 2015 from RMB962.4 million for the fiscal year ended June 30, 2014. Our gross margin remained stable at 91.0% for the fiscal year ended June 30, 2014 and 90.9% for the fiscal year ended June 30, 2015.

Operating Expenses. Our total operating expenses increased by 18.2% from RMB735.5 million for the fiscal year ended June 30, 2014 to RMB869.2 million for the fiscal year ended June 30, 2015, as a result of increases in our sales and marketing expenses and general and administrative expenses.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased by 21.5% from RMB506.2 million for the fiscal year ended June 30, 2014 to RMB615.2 million for the fiscal year ended June 30, 2015. Salaries and personnel related costs increased by about RMB65.7 million as a result of new hiring and wage inflation as well as commission and bonus increases as a result of revenue growth. Marketing expenses increased by RMB25.2 million as we expanded investment in online and offline advertising as well as other marketing campaign and brand building events. Furthermore, our business expansion and increased headcount led to the increase of rental, office supplies, business travel and communication expenses by approximately RMB15.5 million. As a percentage of our net revenues, our sales and marketing expenses increased slightly from 47.9% for the fiscal year ended June 30, 2014 to 48.4% for the fiscal year ended June 30, 2015. Our sales and marketing expenses for the fiscal year ended June 30, 2015 included share-based compensation expense of RMB0.2 million, compared to RMB0.7 million for the fiscal year ended June 30, 2014.

•	General and Administrative Expenses. Our general and administrative expenses increased by 10.8% from RMB229.2 million for the fiscal year ended June 30, 2014 to RMB254.0 million for the fiscal year ended June 30, 2015. Our general and administrative employee compensation increased by RMB18.0 million due to an increase in headcount. The increase in our headcount also resulted in more expenditure on rental, office supplies and travel expenses of approximately RMB5.3 million in the aggregate. In addition, depreciation and amortization expenses increased by approximately RMB4.5 million due to equipment purchases attributable to our business expansion. As a percentage of our net revenues, our general and administrative expenses decreased from 21.6% for the fiscal year ended June 30, 2014 to 20.0% for the fiscal year ended June 30, 2015, primarily because our net revenues increased at a faster pace than our general and administrative expenses. Our general and administrative expenses for the fiscal year ended June 30, 2015 included share-based compensation expense of RMB23.2 million, compared to RMB29.5 million for the fiscal year ended June 30, 2014.

Investment and Interest Income. Our net investment and interest income increased from RMB7.3 million for the fiscal year ended June 30, 2014 to RMB20.1 million for the fiscal year ended June 30, 2015, primarily due to increased interest income generated from growing operating cash flows, income from investments in principal-protected wealth management products and money market funds, and reduced loan facility transaction costs.

Income Tax Expense. Our income tax expense increased by 7.8% from RMB49.9 million for the fiscal year ended June 30, 2014 to RMB53.8 million for the fiscal year ended June 30, 2015. Our effective tax rate for the fiscal year ended June 30, 2015 decreased to 17.6% compared with 21.1% for the fiscal year ended June 30, 2014. The decrease in effective tax rate was attributable to an increase in tax credits relating to research and development expenditures and a decrease in non-deductible share-based compensation expenses incurred in the fiscal year ended June 30, 2015. As we planned to use part of the proceeds received from IPO to repay the existing loans, and we intend to reinvest all the undistributed earnings of our joint venture and PRC subsidiaries, no withholding tax related to income from our joint venture and PRC subsidiaries is expected to be incurred in the foreseeable future. Accordingly, no income tax was accrued on the undistributed earnings of our joint venture and PRC subsidiaries as of June 30, 2015.

Net Income. As a result of the above, we recorded net income of RMB252.6 million for the fiscal year ended June 30, 2015, compared to net income of RMB186.7 million for the fiscal year ended June 30, 2014.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage increases in the consumer price index for December 2013, 2014 and 2015 were 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation to date, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

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

In the fiscal year ended June 30, 2014, we entered into the following three bank loan facilities, or the 2014 Facilities, with three banks respectively. All three of the 2014 Facilities were mainly entered into to refinance certain loan facilities we obtained in 2013 for the repurchase of Series E preferred shares from Macquarie Zhaopin Holdings Limited in 2013. The three 2014 Facilities are summarized as follows:

In February 2014, we entered into a two-year bank loan facility agreement, or the 2014 Facility 1, under which we can borrow up to US$21 million at a floating interest rate of 2.95% per annum above three months London Interbank Offered Rate, or LIBOR. As of June 30, 2014, we had made three drawdowns totaling US$21 million under this facility with maturity dates ranging from April 2015 to June 2015. In February and March 2014, we used proceeds from the 2014 Facility 1 to repay the outstanding balance of US$20 million under certain loan facility we entered into in 2013. In September 2014, we repaid the US$21 million bank loan under 2014 Facility 1 before its maturity date.

In March 2014, we entered into a loan facility agreement, or the 2014 Facility 2, under which we can borrow up to US$20 million and RMB85 million at the floating interest rates of 1.25% per annum above USD LIBOR and 1.25% per annum above the bank’s cost of funds, respectively. The proceeds from the 2014 Facility 2 was used to replace the bridging finance arising from the US$33.4 million cash dividend from Beijing Wangpin, which was principally to be used for the payment of the US$24 million cash dividend to our shareholders in April and May 2014, with the remainder used to fund an acquisition. In June 2015, we repaid the RMB85 million bank loan under the 2014 Facility 2 before its maturity date with the loan proceeds from our 2015 Facility 1 as described in detail below and some proceeds from the exercise of options by our employees . In March 2016, we repaid the US$20 million bank loan under the 2014 Facility 2.

In May 2014, we renewed one bank loan facility agreement we entered into in February 2013 by increasing the facility limit from US$13 million to US$18 million. This renewed bank loan facility, or the 2014 Facility 3, was available to us until April 30, 2016, at a floating interest rate of 1% per annum above one month LIBOR. In June 2014, we made a US$1 million drawdown to fund the remaining purchase consideration for the acquisition of Jobs DB China Investment Limited. In May 2015, we made a US$4 million drawdown. As of June 30, 2016, the outstanding balance under this facility was US$18 million. On July 13, 2016, we renewed the 2014 Facility 3. Pursuant to this renewed loan facility agreement, or the 2016 Facility 1, the maturity date of the US$18 million outstanding balance previously drawn down under 2014 Facility 3 was extended from July 24, 2016 to July 31, 2018. Interest will continue to be charged at a floating interest rate of one month LIBOR plus 1% per annum. We plan to use the proceeds from the 2016 Facility 1 to maintain our U.S. dollar position for potential fund demand.

In May 2015, we entered into a twenty-four-month loan facility agreement, or the 2015 Facility 1, under which we can borrow up to US$12 million at a floating interest rate of 1% per annum above one-month USD LIBOR, collateralized by pledged time deposits of RMB79 million. In the same month, we drew down US$8 million under this facility. As of June 30, 2016, the outstanding balance under this facility was US$8 million due in May 2017. We plan to use the proceeds from the 2015 Facility 1 to maintain our U.S. dollar position for potential fund demand.

The ultimate proceeds from the 2014 Facilities were used solely to repurchase Series E preferred shares from Macquarie Zhaopin Holdings Limited and to partially finance an acquisition of Jobs DB China from Jobs DB, an entity controlled by SEEK. In addition to the US$1 million drawdown under the 2014 Facility 3, the remaining portion of the consideration for the acquisition was ultimately financed with the remainder of the cash dividend we received from Beijing Wangpin after we paid US$24 million dividends to our shareholders and with the cash proceeds from exercise of stock options.

The agreements of our 2014 Facilities, 2015 Facility and 2016 Facility do not contain financial covenants or restrictions, except that the proceeds shall not be used or reinvested in China.

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

In September 2014, we repaid the US$21 million bank loan under 2014 Facility 1 before its maturity date with a portion of the proceeds from our initial public offering. In March 2016, we repaid the US$20 million bank loan under 2014 Facility 2 before its maturity date with part of the proceeds received from our initial public offering and proceeds from exercise of the employee stock options. We also plan to repay our remaining bank loans utilizing a portion of the proceeds from our initial public offering. As of June 30, 2016, US$26.0 million of the aggregate outstanding principal amount under our existing loan facilities was denominated in U.S. dollars.

Our principal uses of cash were for operating activities, primarily employee compensation, advertising expenses and rental expenses. As of June 30, 2016, we had RMB1,725.5 million (US$259.6 million) in cash and cash equivalents and RMB563.7 million (US$84.8 million) in restricted cash, time deposits and restricted time deposits. Our PRC subsidiaries and consolidated affiliated entities, in the aggregate, held RMB1,036.9 million (US$156.0 million) in cash and cash equivalents as of June 30, 2016.

The table below sets forth our cash and cash equivalents as of the dates indicated:

	As of June 30,
	2014	2015	2016
	(in thousands)
Cash located outside of the PRC:
US$	85,908	78,480	65,190
HKD	31	30	28
RMB	50	1	256,228
Cash located in the PRC (denominated in RMB and subject to currency conversion control):
Held by wholly foreign owned enterprise	2,797	2,055	4,747
Held by joint venture(1)	463,897	845,320	989,635
Held by consolidated affiliated entities	38,317	39,997	40,535
Cash located in the PRC (denominated in US$):
Held by wholly foreign owned enterprise	286	287	287
Held by joint venture(1)	—	—	16
Held by consolidated affiliated entities	—	—	—
Total cash and cash equivalents (denominated in US$)	86,194	78,767	65,493
Total cash and cash equivalents (denominated in HKD)	31	30	28
Total cash and cash equivalents (denominated in RMB and subject to currency conversion control)	505,061	887,373	1,291,145

(1)	We account for our joint venture, Beijing Wangpin, as a consolidated subsidiary in our consolidated financial statements.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Fiscal Year Ended June 30,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	323,459	451,160	428,238	64,435
Net cash used in investing activities	(98,524)	(71,148)	(47,153)	(7,095)
Net cash provided by/(used in) financing activities	399,498	(46,234)	(63,599)	(9,570)
Effect of change in exchange rate on cash	448	(260)	39,035	5,875
Net increase in cash	624,881	333,518	356,521	53,645
Cash, beginning of the period	410,544	1,035,425	1,368,943	205,983
Cash, end of the period	1,035,425	1,368,943	1,725,464	259,628

Operating Activities

Net cash used in or provided by operating activities consisted primarily of our net income or loss as adjusted by share-based compensation expenses, depreciation of equipment and other non-cash adjustments, and further adjusted by changes in assets and liabilities, such as deferred revenues, accounts receivable and accrued salaries and welfare payable.

Net cash provided by operating activities was RMB428.2 million (US$64.4 million) for the fiscal year ended June 30, 2016. This amount was primarily attributable to net income of RMB284.1 million (US$42.7 million) and the key items to reconcile net income to net cash provided by operating activities for the fiscal year ended June 30, 2016 primarily included an add-back of non-cash expenses related to share-based compensation expenses of RMB4.2 million (US$0.6 million) and depreciation of property and equipment of RMB25.1 million (US$3.8 million). Additional factors affecting operating cash flow for the fiscal year ended June 30, 2016 included (i) an increase in salaries and welfare payable of RMB13.5 million (US$2.0 million) resulting from growing headcount and employee incentives payments, (ii) an increase of accounts payable of RMB1.4 million (US$0.2 million), (iii) an increase of deferred revenue of RMB109.5 million (US$16.5 million), and (iv) an increase of net accounts receivable of RMB1.5 million (US$0.2 million), which were all attributable to our business expansion. The aforementioned factors were offset by (i) a decrease in accrued expenses and other current liabilities by RMB15.3 million (US$2.3 million) which was attributable to a payable to employees in relation to the exercise of incentive share options, (ii) a decrease in taxes payable of RMB18.3 million (US$2.8 million) that was caused mainly by decreased enterprise income tax payable as a result of the increased tax deductions relating to research and development expenditures and reduced non-deductible share-based compensation expenses incurred in the fiscal year ended June 30, 2016, and (iii) a decrease of prepayments and other current assets by RMB19.2 million (US$2.9 million) which was primarily attributable to the decreased receivables from our employees as a result of the exercise of options.

Net cash provided by operating activities was RMB451.2 million for the fiscal year ended June 30, 2015. This amount was primarily attributable to net income of RMB252.6 million and the key items to reconcile net income to net cash provided by operating activities for the fiscal year ended June 30, 2015 primarily included an add-back of non-cash expenses related to share-based compensation expenses of RMB23.4 million and depreciation of property and equipment of RMB23.4 million. Additional factors affecting operating cash flow for the fiscal year ended June 30, 2015 included (i) an increase of accrued expenses and other current liabilities by RMB49.1 million which was attributable to a payable to employees in relation to the exercise of incentive share options, (ii) an increase in taxes payable of RMB33.1 million that was caused mainly by increased enterprise income tax payable as a result of the growth in our net income, (iii) an increase in salaries and welfare payable of RMB22.2 million resulting from growing headcount and employee incentives payments, an increase of accounts receivable of RMB6.1 million, (iv) an increase of deferred revenue of RMB114.5 million and (v) an increase of accounts payable of RMB3.3 million which were all attributable to our business expansion. The aforementioned factors are offset by an increase of other current assets by RMB63.2 million which was primarily attributable to the receivables on behalf of our employees in relation to the exercise of options.

Net cash provided by operating activities was RMB323.5 million for the fiscal year ended June 30, 2014. This amount was primarily attributable to net income of RMB186.7 million and the key items to reconcile net income to net cash provided by operating activities for the fiscal year ended June 30, 2014 primarily included an add-back of non-cash expenses related to share-based compensation expenses of RMB30.2 million, depreciation of property and equipment of RMB18.4 million and interest expense of RMB6.6 million. Additional factors affecting operating cash flow for the fiscal year ended June 30, 2014 included (i) an increase in deferred revenues of RMB98.0 million, (ii) an increase in salaries and welfare payable of RMB10.4 million, (iii) a decrease in deferred tax liability of RMB22.4 million and (iv) an increase in accrued expenses and other current liabilities of RMB1.8 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended June 30, 2016 was RMB47.2 million (US$7.1 million), primarily due to the placement of a 12-month time deposit of RMB290.0 million (US$43.6 million) and a 6-month time deposit of RMB121.4 million (US$18.3 million), and purchase of property and equipment of RMB24.8 million (US$3.7 million), largely offset by the maturity of time deposits in the amount of RMB164.9 million (US$24.8 million) and the release of a time-deposit pledge for our repayment of the 2014 Facility 2 of RMB223.0 million (US$33.6 million).

Net cash used in investing activities in the fiscal year ended June 30, 2015 was RMB71.1 million, primarily due to the placement of a 12-month time deposit of RMB100.0 million, cash pledge to secure our 2015 Facility 1 of RMB79.0 million and purchase of property and equipment of RMB31.8 million, largely offset by the release of a time-deposit pledge for our repayment of 2014 Facility 1 of RMB140.0 million.

Net cash used in investing activities in the fiscal year ended June 30, 2014 was RMB98.5 million, primarily due to the proceeds received at the maturity of time deposits in the amount of RMB519.5 million in connection with the repayment of bank loans secured by time deposits, largely offset by the placement of time deposit in the amount of RMB493.3 million, payment for CJOL acquisition in the amount of RMB96.8 million and purchase of property and equipment of RMB25.7 million.

Financing Activities

Net cash used in financing activities in the fiscal year ended June 30, 2016 was RMB63.6 million (US$9.6 million), primarily attributable to our repayment of the 2014 Facility 2 of RMB130.9 million (US$19.7 million), offset by proceeds from options exercises of RMB68.5 million (US$10.3 million).

Net cash used in financing activities in the fiscal year ended June 30, 2015 was RMB46.2 million, primarily attributable to our repayment of the 2014 Facility 1 and 2 of RMB214.5 million and the payment of our initial public offering-related service fees of RMB25.2 million, offset by our net proceeds from exercise of over-allotment options, net of expenses in the amount of RMB62.1 million, proceeds from our 2014 Facility 3 and 2015 Facility 1 of RMB73.4 million and proceeds from options exercises of RMB58.4 million.

Net cash provided by financing activities in the fiscal year ended June 30, 2014 was RMB399.5 million, primarily attributable to net proceeds from our initial public offering and the concurrent private placement in the amount of RMB515.3 million, the drawdown of 2014 Facilities in the amount of RMB423.2 million and proceeds received from issuance of ordinary shares upon exercise of options of RMB40.2 million, largely offset by dividends distributed to our shareholders of RMB147.7 million and repayment of the 2013 Facilities in the amount of RMB415.9 million.

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

Capital Expenditures

Our capital expenditures were RMB28.8 million, RMB32.3 million and RMB26.5 million (US$4.0 million) for the fiscal years ended June 30, 2014, 2015 and 2016, respectively, primarily related to our purchase of servers, computers, software and other electronic equipment. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

C.	Research and Development

As of August 31, 2016, our services were supported and enhanced by a team of 523 experienced and dedicated product development employees, including many with in-depth knowledge of information technologies and online recruitment. Our product development team is responsible for product innovation, user experience improvements, search engine optimization, recruitment website or web page design for customers and display advertisements. We have been able to develop innovative and effective products and services to meet the evolving needs of customers and users, and we plan to continue to strengthen our product development function.

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

As of the date of this annual report, we hold 94 registered trademarks and 68 computer software copyrights and one work copyright in China. We have registered 18 domain names, including our main website domain name zhaopin.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2016:

	Payment Due By
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of RMB)
Long-term bank loans(1)	172,411	172,411	—	—	—
Advertising commitments(2)	162	162	—	—	—
Operating leases(3)	171,819	64,272	93,591	13,956	—
Other commitments(4)	5,500	5,500	—	—	—
Total	349,892	242,345	93,591	13,956	—

(1)	Long-term bank loans do not include estimated interest payments.

(2)	Advertising fees are related to non-cancelable advertising service contracts with our advertising suppliers.

(3)	Operating lease obligations are primarily related to the lease of office space. These leases have terms of one to five years and are renewable upon further negotiation.

(4)	Other commitments are related to the donation to China Children and Teenagers’ Foundation. In March 2016, Beijing Wangpin entered into a donation agreement with China Children and Teenagers’ Foundation to sponsor a program to assist university students in their job seeking or starting their own businesses. This program was kicked-off in March 2016 and is expected to last until February 2018. The total amount of the donation agreed is RMB10.0 million, of which RMB4.5 million was paid by Beijing Wangpin in March 2016. As of June 30, 2016, it is yet to be determined when the remaining donation of RMB5.5 million will be made, which is subject to further discussion between Beijing Wangpin and China Children and Teenagers’ Foundation.

Rental expenses for the fiscal years ended June 30, 2014, 2015 and 2016 were RMB42.2 million, RMB53.7 million and RMB60.4 million (US$9.1 million), respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jason Lenga	42	Director
Nicolas Andre Casboult	39	Director
Hao Liu	47	Director
Evan Sheng Guo	45	Director and Chief Executive Officer
Simon David Rosenberg	43	Director
Peter Andrew Schloss	56	Independent Director
Peter Dobie Everingham	47	Chairman of the Board of Directors
Graham Burton Goldsmith	56	Independent Director
Alex Chit Ho	41	Independent Director
Robert Tianruo Pu	47	Chief Financial Officer
George Weigang Wang	44	Vice President
Luyang Tang	47	Vice President
Jeff Ge Wang	50	Vice President

Mr. Jason Lenga has served as our director since 2011. Mr. Lenga was appointed as our director by SEEK International Investments Pty Ltd. Mr. Lenga has been with SEEK from 1999 to June 2015 in a variety of senior roles and has been instrumental in developing SEEK’s strategic direction as well as establishing and driving key parts of its business, including the development of the group’s significant international assets. Prior to joining SEEK, Mr. Lenga was a solicitor with commercial law firm Mallesons Stephen Jaques within the mergers and acquisitions practice. Mr. Lenga received a bachelor of laws degree and a bachelor of commerce degree from the University of New South Wales in Australia.

Mr. Nicolas Andre Casboult has served as our director since June 2016. Mr. Casboult concurrently serves as the Group Finance Director of SEEK Ltd. Prior to this role, he served as the Finance Director of SEEK International Investments Pty Ltd. from October 2011 to January 2016 and played a leading role in driving SEEK International’s expansion strategy. Mr. Casboult also serves as a director on the boards of several private companies within the SEEK group, including SEEK Asia Ltd. Mr. Casboult holds a bachelor of commerce degree from the University of Tasmania and is a qualified Chartered Accountant.

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

Mr. Peter Andrew Schloss has served as our director since February 2016. Mr. Schloss is also managing partner and CEO of CastleHill Partners, a Beijing-based merchant bank focusing on media, sports and consumer industries. Since 2016, Mr. Schloss has been an independent director of Gridsum Holdings Inc., a company that provides data analysis software for multinational and domestic enterprises, and government agencies in China and internationally. Since 2012, Mr. Schloss has been an independent director and audit committee chairman of YY Inc. From 2012 to 2015, Mr. Schloss was a partner at Phoenix Media Fund L.P., a private equity fund investing in media and culture-related companies in China. From 2007 to 2014, Mr. Schloss was an independent director and audit committee chairman of Giant Interactive Group Inc. From 2008 to 2012, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited, a leading internet and mobile provider of live streamed and on-demand sports in Asia. Prior to Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss received a bachelor’s degree in political science and a juris doctor degree from Tulane University.

Mr. Peter Dobie Everingham has served as our director since August 1, 2015 and was appointed as the chairman of our board of directors in January 2016. Mr. Everingham is currently the Managing Director of SEEK International Investments Pty Ltd. He has oversight of all of SEEK’s employment businesses outside of Australia and New Zealand, including leading the growth of SEEK Asia. SEEK’s online employment business in Asia consists of JobsDB and JobStreet, with operations in Hong Kong, Singapore, Indonesia, Malaysia, Thailand, Vietnam and the Philippines. Prior to this role, Mr. Everingham was the Managing Director of SEEK Education, where he was responsible for overseeing SEEK’s portfolio of education businesses and investments, including IDP Education and Swinburne Online. He was also the Managing Director of SEEK Learning in its formative years. Mr. Everingham holds a bachelor's degree in economics from Sydney University and an MBA from IESE.

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

Mr. Alex Chit Ho has served as our director since June 2014. Mr. Ho is the founder of SoEasy Internet Finance Group Limited, where he has served as the chief executive officer and director since April 2014. Mr. Ho has also been a director of China Great Wall Securities Company Limited since March 2015. Previously, Mr. Ho was the chief financial officer of Changyou.com Limited from 2009 to March 2014. Mr. Ho worked for Sohu.com Inc. as a senior finance director from 2005 to 2008. Prior to joining Sohu.com Inc., Mr. Ho worked at Arthur Andersen & Co. and PricewaterhouseCoopers in Hong Kong and Beijing, where he was a senior manager of assurance and business advisory from 1997 to 2004. Mr. Ho received a bachelor’s degree in finance and accounting from the University of Hong Kong and a master’s degree of business administration for executive from Tsinghua University in 1997 and in 2013, respectively. Mr. Ho is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Mr. Robert Tianruo Pu has served as our chief financial officer since March 2016. Previously, Mr. Pu served as chief financial officer and Board Director of UTStarcom Holdings Corp. from October 2012 to August 2014 and chief financial officer of China Nuokang Bio-Pharmaceutical Inc., a former NASDAQ listed company, from September 2008 to June 2012. Prior to that, Mr. Pu held several finance and accounting positions in China and in the United States. Mr. Pu holds an MBA degree from Northwestern University’s Kellogg School of Management and a Master of Science degree in accounting from the University of Illinois.

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

Our insider trading policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Securities Exchange Act of 1934, written programs that permit automatic trading of our stock or trading of our shares or ADSs by an independent person who is not aware of material nonpublic information at the time of the trade. From time to time, certain of our directors, executive officers, and employees have adopted Rule 10b5-1 trading plans.

B.	Compensation

For the fiscal year ended June 30, 2016, the aggregate cash compensation incurred by and payable to our executive officers and non-executive directors as a group was approximately RMB12.8 million (US$1.9 million). Such amounts included contributions we made to our executive officers’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which totaled approximately RMB0.6 million (US$0.1 million) in the fiscal year ended June 30, 2016. For stock option grants to our directors and officers, see “—Stock Option Plan.”

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

Under the 2014 Plan, the maximum number of shares in respect of which stock option awards may be granted is 11,473,574 as of the date of this annual report (including the automatic annual increase of 3,000,000 shares on July 1, 2015 and July 1, 2016, respectively, pursuant to the terms of the 2014 Plan) plus an annual increase on the first day of each fiscal year in the future during the term of the 2014 Plan, by an amount equal to the least of (i) 3% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be established by our board of directors. In addition, there are 6,187,212 ordinary shares in respect of stock option awards which were granted under our terminated or expired plans and are outstanding as of August 31, 2016.

The following table summarizes, as of June 30, 2016, the outstanding options granted to the individual executive officers and directors named below, and to the other individuals as a group. In August 2015, our board of directors approved the extension of the expiration dates of grants to certain directors and employees, including Mr. Evan Sheng Guo and Mr. Luyang Tang, for an additional year. In March 2016, our board of directors approved the extension of the expiration date of the grants to George Weigang Wang for another nine months. The expiration dates set forth in the following table reflect these extension.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration

Evan Sheng Guo	1,940,000	1.80	October 22, 2010	October 21, 2016
	1,650,000	4.00	June 28, 2013	October 1, 2018
Robert Tianruo Pu	*	7.42	March 1, 2016	January 11, 2021
George Weigang Wang	*	2.80	March 31, 2011	December 31, 2016
Luyang Tang	*	4.00	March 31, 2014	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2020
Jeff Ge Wang	*	2.80	June 28, 2013	December 31, 2017
	*	4.00	June 28, 2013	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2020
Directors and executive officers as a group	4,420,200	—	—	—
Other individuals as a group	1,886,882	—	—	—

*	The aggregate number of ordinary shares underlying the outstanding options held by the option grantee is less than 1% of our total outstanding shares.

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

Our board of directors consists of nine directors. SEEK, our largest shareholder as of the date of this annual report, is entitled to appoint or remove any number of directors such that SEEK Designated Directors (as such term is defined in our memorandum and articles of association) constitute a majority of our board of directors. The foregoing right will terminate at such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days. A director is not required to hold any shares in our company. A director may vote with respect to any contract or transaction in which he or she is materially interested, provided that the nature of the interest is disclosed prior to its consideration. Under our memorandum and articles of association, the directors may exercise all the powers of our company to borrow money, mortgage our undertaking, property and uncalled capital and issue debentures or other securities, whether outright or as security for any debt, liability or obligation of our company or of any third party, subject to the limitations set forth in the articles. None of our directors has a director service contract with us that provides for benefits upon termination of service.

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

Compensation Committee. Our compensation committee consists of Messrs. Peter Dobie Everingham, Graham Burton Goldsmith, Alex Chit Ho, and Simon David Rosenberg, and our board of directors has determined that each of Mr. Graham Burton Goldsmith and Mr. Alex Chit Ho satisfies the “independence” requirements under Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Peter Dobie Everingham is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Special Committee

In February 2016, our board of directors formed a special committee of independent directors consisting of Messrs. Alex Chit Ho and Peter Andrew Schloss in response to a preliminary non-binding proposal letter from the Outside Buyer Group notifying our board of directors of their interest in acquiring all of our outstanding shares not owned by SEEK in a proposed going private transaction. The special committee will also consider another going private transaction proposed by the Management Buyer Group on May 5, 2016. See “Item 4.A. Information on the Company— History and Development of the Company.”

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Unless otherwise specified upon their appointment or election, our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution, by the unanimous written resolution of all shareholders, or, until such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days, by SEEK and its affiliates that are our shareholders effecting such removal so that SEEK Designated Directors (as such term is defined in our memorandum and articles of association) constitute a majority of our board of directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. In addition, until such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days, any SEEK Designated Director, as such term is defined in our memorandum and articles of association, may be removed by SEEK and any of its affiliates that are our shareholders, acting singly or jointly, as the case may be. Each of Messrs. Jason Lenga, Hao Liu, Nicolas Andre Casboult, Simon David Rosenberg and Peter Dobie Everingham has been designated by our board of directors as a SEEK Designated Director.

Our senior executive officers are employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the senior executive officers, such as the officer’s fraudulent or illegal conduct that is materially detrimental to our business, the officer’s uncured material breach of our confidentiality agreement or the officer’s uncured material breach of the applicable employment agreement. In such case, the senior executive officer will not be entitled to receive payment of any severance benefits, and the officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate a senior executive officer’s employment without cause with advance written notice. In such case of termination by us, we are required to provide compensation to the senior executive officer, including severance pay, as expressly required by the employment agreement or the applicable law of the jurisdiction where the senior executive officer is based. Each senior executive officer may terminate employment at any time with advance written notice at the election of such officer.

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

As of June 30, 2014, 2015 and 2016, we had a total of 3,903, 4,473 and 5,010 employees, respectively. The following table sets forth the number of employees as of June 30, 2016.

	Number of Employees	% of Total
Sales and Account Management	3,227	65%
Operations and Customer Services	720	14%
General and Administrative	440	9%
Product Development and Information Technology	506	10%
Marketing	117	2%
Total	5,010	100.0%

Among our 5,010 employees as of June 30, 2016, we had 1,297 employees located in Beijing, with the remaining employees located in other cities in China.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 31, 2016 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 111,008,120 ordinary shares outstanding on an as-converted basis as of August 31, 2016, including (1) 26,081,577 Class A ordinary shares and (2) 84,926,543 Class B ordinary shares; excluding 13,874,050 Class A ordinary shares issued to our depositary and reserved for future grants under our share incentive plan.

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

Ordinary Shares Beneficially Owned
	Total Ordinary Shares on an As-converted Basis			Class A Ordinary Shares	Class B Ordinary Shares
	Number	% of Ownership(1)	% Voting Power(2)	Number	Number
Directors and Executive Officers:**
Nicolas Andre Casboult	*	*	*	*	—
Peter Dobie Everingham(3)	68,279,876	61.5%	74.6%	*	68,259,876
Hao Liu	*	*	*	*	—
Simon David Rosenberg	*	*	*	*	—
Graham Burton Goldsmith	*	*	*	*	—
Evan Sheng Guo(4)	2,690,000	2.4%	0.7%	2,690,000	—
Robert Tianruo Pu	*	*	*	*	—
George Weigang Wang	*	*	*	*	—
Jeff Ge Wang	*	*	*	*	—
Alex Chit Ho	—	—	—	—	—
Jason Lenga	—	—	—	—	—
Peter Andrew Schloss	—	—	—	—	—
Luyang Tang	—	—	—	—	—
All directors and executive officers as a group	71,516,076	62.7%	75.5%	3,256,200	68,259,876
Principal Shareholders:
SEEK International Investments Pty Ltd.(5)	68,259,876	61.5%	74.6%	—	68,259,876
Ridgegate Proprietary Limited(6)	16,666,666	15.0%	18.2%	—	16,666,666

*	Less than 1% of our total outstanding shares.

**           The business address of Messers. Nicolas Andre Casboult, Simon David Rosenberg, Peter Dobie Everingham and Graham Burton Goldsmith is Level 6, 541 St Kilda Road, Melbourne Vic 3004, Australia, the business address of Mr. Jason Lenga is Level 19, 644 Chapel Street, South Yarra 3141, Victoria. Australia, the business address of Mr. Alex Chit Ho is 8/F, Internet Finance Centre, Building 1, Yard No. 1, Danling Street, Haidian District, Beijng, 100080, People’s Republic of China, and the business address of Mr. Peter Andrew Schloss is 602 Silver Tower, No. 2 Dong San Huan Bei Lu Chaoyang District, Beijing, 100027, People’s Republic of China. Other than Mr. Lenga, Mr. Casboult, Mr. Rosenberg, Mr. Everingham, Mr. Goldsmith, Mr. Ho and Mr. Schloss, the business address of each of these persons is 5/F, Shoukai Plaza, No.10 Furong Street Wangjing, Chaoyang District, Beijing, 100020, People’s Republic of China.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after August 31, 2016, by the sum of (1) 111,008,120, which is the total number of ordinary shares outstanding as of August 31, 2016; excluding shares issued to our depositary and reserved for future grants under our share incentive plan, and (2) the number of ordinary shares such person or group has the right to acquire within 60 days after August 31, 2016.

(2)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. Our outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to four votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	Consists of 68,259,876 ordinary shares held by SEEK International Investments Pty Ltd. (see also footnote (5) below) and 20,000 Class A ordinary shares represented by ADSs held by Mr. Everingham. Mr. Everingham is an executive officer of SEEK Limited, which controls SEEK International Investments Pty Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Everingham may be deemed to beneficially own all of our shares held by SEEK International Investments Pty Ltd. The business address of Mr. Everingham is Level 6, 541 St Kilda Road, Melbourne, Victoria 3004, Australia.

(4)	Consists of 2,690,000 ordinary shares that Mr. Guo has the right to acquire pursuant to his options within 60 days of August 31, 2016.

(5)	Consists of 68,259,876 ordinary shares. SEEK International Investments Pty Ltd. is controlled by SEEK Limited, a public company listed on the Australian Stock Exchange. The business address for SEEK International Investments Pty Ltd. is Level 6, 541 St Kilda Road, Melbourne, Victoria 3004, Australia.

(6)	Consists of 16,666,666 ordinary shares. The business address for Ridgegate Proprietary Limited is Level 3, 54-58 Park Street, Sydney NSW 2000, Australia.

As of August 31, 2016, a total of 26,081,578 shares are held by three record holders in the United States, including 26,081,576 Class A ordinary shares held by JPMorgan Chase Bank, N.A., our depositary, representing 23.5% of our total outstanding shares.

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

Transactions with Related Parties

In February 2013, SEEK Limited, our controlling shareholder, has initiated one interest-rate swap agreement and two foreign exchange forward contracts, which were novated to us in July 2013. We therefore recorded an amount receivable from SEEK Limited based on the total fair value of derivative instruments liabilities as of the novation date of RMB2,377,627. During the year ended June 30, 2016, our company paid miscellaneous expenses in the amount of RMB42,453 on behalf of SEEK Limited and recorded it as amounts due from a related party. The amounts were partially offset by payables to SEEK Limited in connection with interest payable in the amount of RMB990,089 during the year ended June 30, 2015, and board meeting expenses paid by SEEK Limited on behalf of our company amounting to RMB530,000 and RMB463,029 during the year ended June 30, 2015 and 2016, respectively. After the settlement, the net amount due from SEEK Limited was RMB436,962 as of June 30, 2016.

Going Private Transaction

Our board of directors received a preliminary non-binding proposal letter dated May 5, 2016 from the Management Buyer Group to acquire all of our outstanding ordinary shares not owned by the Management Buyer Group in a going private transaction for US$17.75 in cash per ADS, or US$8.875 per ordinary share. A special committee, consisting of two independent directors, Messrs. Alex Chit Ho and Peter Andrew Schloss, formed by our board of directors on February 1, 2016, will consider this proposal. See “Item 4.A. Information on the Company—History and Development of the Company.”

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

ITEM 9. THE OFFER AND LISTING

A.          Offering and Listing Details

See “Item 12.D. Description of Securities other than Equity Securities—American Depositary Shares.” We have a dual-class share structure with outstanding share capital consisting of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to four votes and is convertible into one Class A ordinary share at any time. Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. As of August 31, 2016, 84,926,543 Class B ordinary shares were issued and outstanding, which represent 92.9% of the total voting power of our outstanding shares, and holders of our Class A ordinary shares owned an aggregate of 26,081,577 Class A ordinary shares, which represent 7.1% of the total voting power of our outstanding shares.

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the NYSE since June 2014. Our ADSs trade under the symbol “ZPIN.” The following table provides the high and low trading prices for our ADSs on the NYSE since the date of our initial public offering.

The last reported trading price for our ADSs on October 12, 2016 was US$14.79 per ADS.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
Fiscal Year 2014 (from June 12, 2014 to June 30, 2014)	16.700	14.040
Fiscal Year 2015	18.680	11.450
Fiscal Year 2016	16.900	11.650
Quarterly Highs and Lows
	16.700	14.040
First Quarter of Fiscal Year 2015	16.900	12.390
Second Quarter of Fiscal Year 2015	18.680	11.450
Third Quarter of Fiscal Year 2015	17.280	14.150
Fourth Quarter of Fiscal Year 2015	17.660	14.500
First Quarter of Fiscal Year 2016	16.163	11.650
Second Quarter of Fiscal Year 2016	16.740	12.440
Third Quarter of Fiscal Year 2016	16.390	13.850
Fourth Quarter of Fiscal Year 2016	16.900	13.850
Monthly Highs and Lows
May 2016	16.900	14.730
June 2016	15.710	13.850
July 2016	14.880	14.240
August 2016	15.950	14.470
September 2016	15.850	14.380
October 2016 (through October 12, 2016)	16.000	14.690

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Item 9.A. The Offer and Listing—Offering and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10.H. Additional Information—Documents on Display”

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

People’s Republic of China Taxation

PRC Enterprise Income Tax Law

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for PRC Enterprise Income Tax purposes, i.e., it is required to pay enterprise income tax on income derived from sources inside and outside China, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation regulations of the EIT Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise, and provides that if the foreign enterprise is deemed to be a PRC resident enterprise, dividends and other income obtained by the shareholder from the deemed PRC resident enterprise will be considered PRC-source income and subject to PRC withholding tax, when paid to non-PRC shareholders, which may be further reduced depending on provision in the double taxation agreement between China and the relevant countries. The Circular specifies that certain foreign enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in the PRC. Although the Circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or by foreign individuals or enterprises, the determining criteria set forth in the Circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

Circular 698

Pursuant to SAT - Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise that is the transferor is required to report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer using a “substance over form” principle, and if the tax authority concludes that the non-PRC resident enterprise has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price which does not comply with the arm’s length principle and results in reduction of taxable income, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued Notice 7 to supersede the existing tax rules in relation to Indirect Transfers, while the other provisions of SAT Circular 698 remain in force. Notice 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. Notice 7 extends its tax jurisdiction to capture not only Indirect Transfers as set forth under SAT Circular 698 but also transactions involving transfer of real property in China and the assets of an “establishment or place” situated in China, of a non-PRC resident enterprise through the offshore transfer of a foreign intermediate holding company. Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, Notice 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also raises challenges for both the foreign transferor and transferee of the Indirect Transfer as they are required to make a self-assessment of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There is uncertainty as to the application of SAT Circular 698 and Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and Notice 7 and may be required to expend valuable resources to comply with SAT Circular 698 and Notice 7 or to establish that we should not be taxed under SAT Circular 698 and Notice 7, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us. The PRC tax authorities have discretion under SAT Circular 698 or Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although Notice 7 also contains an exemption for transfers of publicly traded stock in a PRC resident enterprise, we do not believe Zhaopin Limited is a PRC resident enterprise and such exemption may not be applicable to the transfer of our ordinary shares or ADSs. If we are regarded as a non-PRC resident enterprise, PRC tax authorities may deem any future transfer of our ordinary shares or ADSs by our shareholders or holders of ADSs to be subject to these regulations, which may subject such shareholders or holders of ADSs to additional reporting obligations or tax burdens. If such shareholders or holders of ADSs fail to comply with these circulars, the PRC tax authorities may take actions, including requesting us to assist in their investigations, which could have a negative impact on our business operations.

U.S. Federal Income Tax Considerations

The following is a discussion of the principal U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (the “IRS”), and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any state, local or non-U.S. tax considerations. Each prospective investor is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company” (or a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the “asset test.” Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions exercising effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for the U.S. federal income tax purposes, we may be treated as a PFIC for the current and any subsequent taxable year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC in subsequent years. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we are not a PFIC for U.S. federal income tax purposes.

Dividends

Subject to the discussion under “Passive Foreign Investment Company Rules” below, any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes.

Non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, which will not be a qualified foreign corporation) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of the Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are readily tradable on the New York Stock Exchange, an established securities market in the United States, and thus we are a qualified foreign corporation for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends received on our ADSs or ordinary shares. In such case, we may, however, be eligible for the benefits of the U.S.-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any PRC withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for PRC tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for reduced rates of taxation. In the event that we are deemed to be a PRC resident enterprise under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty and a U.S. Holder may elect to treat such gain as foreign source, subject to special rules. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including certain pledges of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules discussed above with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualifying electing fund election.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. Penalties apply if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our sales contracts are denominated in Renminbi. In addition, we have entered into bank borrowings denominated in U.S. dollars from offshore branches of certain banks for the repurchase of redeemable convertible preferred shares. Those loans are secured by Renminbi deposits in onshore branches of those banks. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. See “Item 3.D. Key Information—Risk Factors – Risks Related to Doing Business in China – Flucatuations in the value of the Renminbi may have a material adverse effect on your investment.”

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In the fiscal year ended June 30, 2016, we received no reimbursement from the depository for our expenses incurred in connection with the establishment and maintenance of the ADR program.

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

As a result of our initial public offering and the concurrent private placement, we raised an aggregate of approximately US$79.7 million in net proceeds, after deducting the underwriting discounts and commissions and the offering expenses. In July 2014, we issued and sold an additional 841,500 ADSs at the underwriters’ exercise of their over-allotment option in full and received approximately US$10.2 million in net proceeds after deducting underwriter commissions and the offering expenses. For the period from June 11, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used net proceeds from our initial public offering and concurrent private placement as follows:

•	approximately US$6.9 million on general corporate purposes;

•	approximately US$3.3 million on IPO related service fees; and

•	US$33 million on repayment of bank loans.

As of the date of this annual report, none of such net proceeds were used on building facilities or capital expenditures.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of June 30, 2016, an evaluation has been carried out under the supervision and with the participation of our senior management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s (SEC) rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, or fraud. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our company’s evaluation, our senior management has concluded that, as of June 30, 2016, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of June 30, 2016 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2016.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the fiscal years ended June 30, 2015 and 2016. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended June 30,
	2015	2016
Audit fees(1)	7,764	6,814
Audit-related fees(2)	3,356	—
Tax fees(3)	—	—
Other fees(4)	300	351

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and other audit-related services.

(2)	“Audit-related fee” represent the aggregate fees for professional services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”, including due diligence related to some transaction and consulting services relating to internal controls.

(3)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)	“Other fees” represent the aggregate fees for services rendered other than services reported under “Audit fees” and “Tax fees” provided by our principal auditors, including services associated with deal structuring consultation for some transactions and consulting services relating to budgeting process optimization.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhaopin Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Tenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form S-8 (File No. 333-198778), filed with the Securities and Exchange Commission on September 16, 2014)

2.1	Form of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

2.2	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.3)

2.3	Deposit Agreement, dated June 11, 2014, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198778), filed with the Securities and Exchange Commission on September 16, 2014)

4.1	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant and form of Employment Agreement Extension (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.3	Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.4	English translation of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Beijing Zhilian Sanke Human Resources Service Limited and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.5	English translation of Loan Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.6	English translation of Exclusive Technology Consulting and Service Agreement, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.7	English translation of Business Operations Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Beijing Zhilian Sanke Human Resources Service Limited and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.8	English translation of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Beijing Zhilian Sanke Human Resources Services Limited and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.9	English translation of Power of Attorney by the shareholders of Beijing Zhilian Sanke Human Resources Service Limited (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.10	English translation of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.11	English translation of Loan Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.12	English translation of Exclusive Technology Consulting and Service Agreement, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.13	English translation of Business Operations Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.14	English translation of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.15	English translation of Power of Attorney by the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.16	English translation of form of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., 12 consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.17	English translation of form of Business Operation Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., 12 consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.18	English translation of form of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., 12 consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.19	English translation of form of Power of Attorney by the shareholders of 12 consolidated affiliated entities (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.20	English translation of form of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., two consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.21	English translation of form of Business Operation Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., two consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.22	English translation of form of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., two consolidated affiliated entities and their shareholders (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.23	English translation of form of Power of Attorney by the shareholders of two consolidated affiliated entities (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.24	English translation of form of Loan Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and shareholders of 14 consolidated affiliated entities (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.25	English translation of form of Exclusive Technology Consulting and Service Agreement, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and 14 consolidated affiliated entities (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.26	English translation of Beijing Wangpin Consulting Co., Ltd. (Joint Venture) Agreement and its amendments between Zhaopin Limited and Beijing Zhilian Sanke Human Resources Service Co., Ltd. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.27	English translation of Equity Interest Pledge Agreement, dated June 20, 2014, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Guangzhou Houbo Information Technology Co., Ltd. and the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.28	English translation of Loan Agreement, dated June 20, 2014, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.29	English translation of Exclusive Technology Consulting and Service Agreement, dated June 20, 2014, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.30	English translation of Business Operations Agreement, dated June 20, 2014, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Guangzhou Houbo Information Technology Co., Ltd. and the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.31	English translation of Exclusive Equity Option Agreement, dated June 20, 2014, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Guangzhou Houbo Information Technology Co., Ltd. and the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.32	English translation of Power of Attorney by the shareholders of Guangzhou Houbo Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

4.33	Share Purchase Agreement by and between the Registrant and Jobs DB Inc. dated May 22, 2014 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.34	Subscription Agreement by and between the Registrant and PCV Belge SCS dated June 2, 2014 (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 5, 2014)

4.35	Registration Rights Agreement between the Registrant and PCV Belge SCS dated June 17, 2014 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-36474) filed with the Securities and Exchange Commission on October 10, 2014)

8.1*	Significant subsidiaries and affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-195696), as amended, initially filed with the Securities and Exchange Commission on May 15, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhaopin Limited

	By:	/s/ Evan Sheng Guo
		Name:	Evan Sheng Guo
		Title:	Director & Chief Executive Officer

Date: October 13, 2016

ZHAOPIN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Zhaopin Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Zhaopin Limited (“the Company”)and its subsidiaries at June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China
October 13, 2016

Zhaopin limited

Consolidated Balance Sheets
as of June 30, 2015 and 2016
(in thousands, except for number of shares)

		As of June 30
		2015	2016	2016
	Note	RMB	RMB	US$ (Note 3(d))
ASSETS
Current assets:
Cash and cash equivalents	3(f)	1,368,943	1,725,464	259,628
Restricted cash	3(h)	6,103	-	-
Time deposits and restricted time deposits	3(i)	324,553	563,741	84,825
Accounts receivable, net	5	21,300	21,949	3,303
Amounts due from a related party	18	858	437	66
Prepayments and other current assets	6	157,291	117,369	17,660
Deferred tax assets	12	20,188	27,055	4,071
Total current assets		1,899,236	2,456,015	369,553
Non-current assets:
Restricted time deposits	3(i)	210,471	-	-
Property and equipment, net	7	49,706	50,839	7,650
Intangible assets, net	8	19,457	19,865	2,989
Goodwill	9	62,548	64,827	9,754
Other non-current assets		4,136	4,127	622
Deferred tax assets	12	2,491	2,917	439
Total non-current assets		348,809	142,575	21,454
Total assets		2,248,045	2,598,590	391,007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	10	121,584	172,411	25,942
Accounts payable(including accounts payable of the consolidated variable interest entities without recourse to the Company of nil and RMB17(US$3) as of June 30, 2015 and 2016, respectively)		7,034	8,460	1,273
Salaries and welfare payable (including salaries and welfare payable of the consolidated variable interest entities without recourse to the Company of RMB7,737 and RMB8,367(US$1,259) as of June 30, 2015 and 2016, respectively)		110,194	124,031	18,663
Taxes payable (including taxes payable of the consolidated variable interest entities without recourse to the Company of RMB2,191 and RMB1,551(US$233) as of June 30, 2015 and 2016, respectively)		88,857	70,563	10,618
Deferred revenues (including deferred revenues of the consolidated variable interest entities without recourse to the Company of RMB24,359 and RMB21,968 (US$3,305) as of June 30, 2015 and 2016, respectively)	3(p)	598,251	708,359	106,586
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of RMB707 and RMB1,733(US$261) as of June 30, 2015 and 2016, respectively)	11	114,577	100,110	15,063
Total current liabilities		1,040,497	1,183,934	178,145
Non-current liabilities:
Deferred revenues (including deferred revenues of the consolidated variable interest entities without recourse to the Company of RMB3 and RMB746(US$112) as of June 30, 2015 and 2016, respectively)	3(p)	4,942	4,293	646
Long-term bank loans	10	158,755	-	-
Deferred tax liabilities	12	13,067	19,511	2,936
Total non-current liabilities		176,764	23,804	3,582
Total liabilities		1,217,261	1,207,738	181,727
Commitments and contingencies	19

Zhaopin limited

Consolidated Balance Sheets
as of June 30, 2015 and 2016
(in thousands, except for number of shares)

		As of June 30
		2015	2016	2016
	Note	RMB	RMB	US$ (Note 3(d))
Shareholders’ equity
Ordinary shares (US$0.01 par value; 2,000,000,000 shares authorized as of June 30, 2015 and 2016, 124,882,170 (including 39,955,627 Class A and 84,926,543 Class B) shares issued and outstanding as of June 30, 2015 and 2016, respectively)	15	7,296	7,485	1,126
Additional paid-in capital		1,491,387	1,546,833	232,750
Statutory reserves	3(w)	10,769	10,769	1,620
Accumulated other comprehensive (loss)/income		(3,171)	16,565	2,493
Accumulated deficit		(486,540)	(202,718)	(30,503)
Non-controlling interest		11,043	11,918	1,794
Total shareholders’ equity		1,030,784	1,390,852	209,280
Total liabilities and shareholders’ equity		2,248,045	2,598,590	391,007

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

Consolidated Statements of Comprehensive Income

for the Years Ended june 30, 2014, 2015 and 2016
(in thousands, except for number of shares and per share data)

		For the Year Ended June 30
		2014	2015	2016	2016
	Note	RMB	RMB	RMB	US$ Note 3(d)
Revenues:	3(p)
Online recruitment services		882,474	1,069,351	1,307,646	196,760
Other services revenues		197,282	220,573	235,250	35,398
Total revenues		1,079,756	1,289,924	1,542,896	232,158
Less: Business tax and surcharges		(22,023)	(18,649)	(20,207)	(3,041)
Net revenues		1,057,733	1,271,275	1,522,689	229,117
Cost of services(1)		(95,353)	(115,918)	(137,023)	(20,618)
Gross profit		962,380	1,155,357	1,385,666	208,499
Operating expenses(1):
Sales and marketing expenses		(506,224)	(615,225)	(777,783)	(117,032)
General and administrative expenses		(229,230)	(254,011)	(300,546)	(45,223)
Total operating expenses		(735,454)	(869,236)	(1,078,329)	(162,255)
Income from operations		226,926	286,121	307,337	46,244
Other income/(expenses):
Foreign currency exchange gain		618	1,107	80	12
Investment and interest income, net		7,328	20,091	28,959	4,357
Other income/(expenses), net		1,709	(888)	5,908	889
Income before income tax expenses		236,581	306,431	342,284	51,502
Income tax expenses	12	(49,928)	(53,809)	(58,196)	(8,757)
Net income		186,653	252,622	284,088	42,745
Net income attributable to non-controlling interest shareholders		(763)	(1,404)	(266)	(40)
Net Income attributable to Zhaopin Limited’s shareholders		185,890	251,218	283,822	42,705
Less: Income allocated to participating preferred shareholders		(708)	-	-	-
Net income attributable to ordinary shareholders		185,182	251,218	283,822	42,705

Net income per share:	17
—Basic		2.21	2.42	2.59	0.39
—Diluted		1.97	2.23	2.48	0.37
Net income per ADS(2):	17
—Basic		4.42	4.84	5.18	0.78
—Diluted		3.94	4.46	4.96	0.74
Weighted average number of shares used in computing net income per share:
—Basic		83,891,097	103,940,977	109,481,823	109,481,823
—Diluted		94,425,823	112,486,432	114,266,812	114,266,812
Comprehensive income:
Net income		186,653	252,622	284,088	42,745
Foreign currency translation adjustment, net of tax		992	(1,487)	19,736	2,970
Total comprehensive income		187,645	251,135	303,824	45,715
Comprehensive income attributable to the non-controlling interest shareholders		(763)	(1,404)	(266)	(40)
Comprehensive income attributable to Zhaopin Limited’s shareholders		186,882	249,731	303,558	45,675

(1)	Share-based compensation expenses were allocated to cost of services and operating expenses as follows:

Cost of services	102	35	2	-
Sales and marketing expenses	678	235	11	2
General and administrative expenses	29,463	23,177	4,152	625

(2)	Each American depositary shares ("ADSs") represents two ordinary shares

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

Consolidated Statements of Changes in Shareholders’ Equity
for the YEARs Ended june 30, 2014, 2015 and 2016
(in thousands, except for number of shares)

	Note	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive (loss)/income	Accumulated Deficit	Non- controlling interest	Total Shareholders’ Equity
		Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of June 30, 2013		78,438,133	5,480	794,362	9,093	(2,551)	(772,637)	15,103	48,850
Redesignation of preferred shares into Class B ordinary shares immediately prior to the completion of Initial Public Offering (“IPO”)	14	338,496	21	1,368	-	-	-	-	1,389
Share-based compensation expenses	13	-	-	30,243	-	-	-	-	30,243
Issuance of ordinary shares upon exercise of share options	13	7,663,409	471	39,711	-	-	-	-	40,182
Issuance of ordinary shares upon IPO, net of expenses	15	11,220,000	690	402,711	-	-	-	-	403,401
Issuance of ordinary shares upon Concurrent Private Placement (“CPP”), net of expenses	15	2,222,222	137	86,601	-	-	-	-	86,738
Deemed dividend to SEEK	16	-	-	(21,051)	-	-	-	-	(21,051)
Transaction costs related to acquisition of CJOL		-	-	(3,907)	-	-	-	-	(3,907)
Dividend to non-controlling shareholder of CJOL		-	-	-	-	-	-	(6,227)	(6,227)
Appropriation of statutory reserves		-	-	-	1,613	-	(1,613)	-	-
Net income		-	-	-	-	-	185,890	763	186,653
Net income of CJOL attributable to SEEK *		-	-	-	-	(125)	(1,685)	-	(1,810)
Foreign currency translation adjustment		-	-	-	-	992	-	-	992
Dividend distribution to the Company’s shareholders		-	-	-	-	-	(147,650)	-	(147,650)
Balances as of June 30, 2014		99,882,260	6,799	1,330,038	10,706	(1,684)	(737,695)	9,639	617,803
Share-based compensation expenses	13	-	-	23,447	-	-	-	-	23,447
Issuance of ordinary shares upon exercise of over-allotment options, net of expenses	15	1,683,000	104	61,950	-	-	-	-	62,054
Issuance of ordinary shares upon exercise of share options	13	6,427,446	393	75,952	-	-	-	-	76,345
Appropriation of statutory reserves		-	-	-	63	-	(63)	-	-
Net income		-	-	-	-	-	251,218	1,404	252,622
Foreign currency translation adjustment		-	-	-	-	(1,487)	-	-	(1,487)
Balances as of June 30, 2015		107,992,706	7,296	1,491,387	10,769	(3,171)	(486,540)	11,043	1,030,784
Issuance of ordinary shares upon exercise of share options	13	2,945,616	189	51,281	-	-	-	-	51,470
Share-based compensation expenses	13	-	-	4,165	-	-	-	-	4,165
Consolidation of Shanghai Ruipin**		-	-	-	-	-	-	609	609
Net income		-	-	-	-	-	283,822	266	284,088
Foreign currency translation adjustment		-	-	-	-	19,736	-	-	19,736
Balances as of June 30, 2016		110,938,322	7,485	1,546,833	10,769	16,565	(202,718)	11,918	1,390,852

* On June 20, 2014, the Company completed the acquisition of Jobs DB China Investments Limited and its consolidated affiliated entities (collectively, “CJOL”) from Jobs DB Inc. (“Jobs DB”) (Note 16). CJOL was consolidated by the Company under common control accounting principles from February 19, 2013; its non-controlling interest is recognized in Zhaopin’s consolidated financial statements accordingly. Net income of CJOL was received and retained by Jobs DB before CJOL was acquired by Zhaopin in June 2014. (Note 16)

** On February 23, 2016, the Company completed the acquisition of Shanghai Ruipin Technology Co., Ltd (“Shanghai Ruipin”). Its non-controlling interest is recognized at fair value at acquisition date amounting to RMB609 in Zhaopin’s consolidated financial statements accordingly. (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

Consolidated Statements of Cash Flows
for the YEAR Ended JUNE 30, 2014, 2015 and 2016
(in thousands)

	For the Year Ended June 30,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$ Note 3(d)
Cash flows from operating activities:
Net income	186,653	252,622	284,088	42,745
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expenses	30,243	23,447	4,165	627
Amortization of loan facility transaction costs	6,587	3,676	2,430	366
Provision for allowance for doubtful accounts	974	371	810	122
Depreciation expenses	18,364	23,371	25,087	3,775
Amortization expenses	3,450	3,198	2,604	392
Other income from change in fair value of derivative instruments	-	(923)	-	-
Loss on disposal of property and equipment	104	372	117	18
(Gain)/loss from foreign currency exchange	(618)	(1,337)	767	115
Deferred tax expenses/(benefits)	1,220	(7,091)	(823)	(124)
Changes in operating assets and liabilities:
Accounts receivable	(3,822)	(6,071)	(1,459)	(220)
Amounts due from related parties	-	1,520	421	63
Prepayments and other current assets	(9,773)	(63,198)	19,172	2,885
Other non-current assets	(4,106)	(30)	9	1
Amounts due to related parties	-	(990)	-	-
Accounts payable	923	3,333	1,426	215
Salaries and welfare payable	10,447	22,156	13,533	2,036
Taxes payable	5,387	33,077	(18,298)	(2,753)
Deferred tax liabilities	(22,410)	-	-	-
Deferred revenues	98,008	114,524	109,459	16,469
Accrued expenses and other current liabilities	1,828	49,133	(15,270)	(2,297)
Net cash provided by operating activities	323,459	451,160	428,238	64,435
Cash flows from investing activities:
Cash paid for the acquisition of CJOL	(96,804)	-	-	-
Cash paid for the acquisition of Shanghai Ruipin	-	-	(1,825)	(275)
Cash obtained from the acquisition of Shanghai Ruipin	-	-	51	8
Payment of share transfer consideration due to a related party	(6,000)	-	-	-
Placement of time deposits and restricted time deposits	(493,265)	(179,000)	(411,408)	(61,904)
Maturity of time deposits and restricted time deposits	519,450	140,000	387,929	58,371
Release of restricted cash	14,872	-	4,394	661
Cash allocated to restricted cash	(8,024)	-	-	-
Proceeds from disposal of property and equipment	60	183	239	36
Purchase of property and equipment	(25,725)	(31,761)	(24,772)	(3,727)
Purchase of intangible assets	(3,088)	(570)	(1,761)	(265)
Net cash used in investing activities	(98,524)	(71,148)	(47,153)	(7,095)
Cash flows from financing activities:
Proceeds from IPO and CPP, net of expenses	515,301	-	-	-
Payment of accrued IPO and CPP expenses	-	(25,162)	-	-
Proceeds from exercise of over-allotment options, net of expenses	-	62,054	-	-
Proceeds from exercise of options	40,182	58,389	68,465	10,302
Dividends distributed to non-controlling interest shareholder of CJOL	(6,227)	-	-	-
Dividends distributed to Zhaopin Limited’s shareholders	(147,650)	-	-	-
Proceeds of bank loans	423,185	73,364	-	-
Repayment of bank loans	(415,925)	(214,459)	(130,904)	(19,697)
Payment of bank loan facility transaction costs	(4,247)	(1,310)	(1,160)	(175)
Settlement of derivative instruments	(5,121)	890	-	-
Net cash provided by/(used in) financing activities	399,498	(46,234)	(63,599)	(9,570)
Effect of exchange rate changes on cash and cash equivalents	448	(260)	39,035	5,875
Net increase in cash and cash equivalents	624,881	333,518	356,521	53,645
Cash and cash equivalents, beginning of the year	410,544	1,035,425	1,368,943	205,983
Cash and cash equivalents, end of the year	1,035,425	1,368,943	1,725,464	259,628

ZHAOPIN LIMITED

Consolidated Statements of Cash Flows
for the YEAR Ended JUNE 30, 2014, 2015 and 2016
(in thousands)

Supplemental disclosure of cash flow information:
Cash paid for income taxes	86,932	56,133	68,032	10,237
Cash paid for interest expense	7,281	8,216	4,090	629

Supplemental disclosure of non-cash financing and investing activities:
Accrual related to purchases of property and equipment	3,730	(4,401)	2,001	308
Accrual related to IPO-related service fees	25,162	(25,162)	-	-
Conversion of preferred shares into ordinary shares	1,389	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)        Principal Activities

Zhaopin Limited (“Zhaopin”, or the “Company”) through its subsidiaries and variable interest entities (“VIEs”), hereinafter collectively referred to as the “Group”, is principally engaged in operating a leading online recruitment platform in the People’s Republic of China (“China”, or the “PRC”). The Group also provides complementary human resources related services, including campus recruitment, assessment services and other human resources related services.

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

PRC laws and regulations currently limit direct foreign ownership of companies that provide value-added telecommunication services and human resources related services. To comply with these regulations, the Company conducts parts of its online recruitment and other human resources related businesses in China through its VIEs (see Note 2). As of June 30, 2016, the Company has a total of 10 VIEs in China, including Beijing Zhilian Sanke Human Resources Service Co., Ltd. (“Zhilian Sanke”), which holds the licenses and permits necessary to conduct internet related operations in China. The Company conducts its human resources related operations primarily through Beijing Wangpin, a subsidiary of the Company.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(c)       Major Subsidiaries and VIEs

As of June 30, 2016, the Company’s consolidated subsidiaries and VIEs include the following entities:

Name	Place of Incorporation/ Establishment	Date of Incorporation/ Acquisition	Percentage of Direct Ownership		Principal Activities
Subsidiaries
Beijing Wangpin Consulting Co., Ltd.	PRC	05/29/2000	90	%*	Online recruitment
Zhilian Yipin (Beijing) Technology Co., Ltd.	PRC	08/22/2008	100%		Software development and technical services
Zhilian Wangpin (Beijing) Technology Co., Ltd.	PRC	02/17/2006	100%		Software development and technical services
Wangpin Information Consulting (Shanghai) Company Co., Ltd.	PRC	03/22/2000	100%		Dormant
Guangdong Zhilian Culture & Media Co., Ltd.	PRC	11/26/2007	100%		Online recruitment
Jobs DB China Investments Limited	Hong Kong	06/20/2014	100%		Investment holding*****
Shanghai Ruipin Technology Co., Ltd (Shanghai Ruipin).	PRC	02/23/2016	75%		Software development and technical services******
VIEs
Beijing Zhilian Sanke Human Resources Service Co., Ltd.	PRC	04/29/1997	0	%**	Online recruitment
Wuhan Zhilian Rencai Advertising Co., Ltd.	PRC	10/31/2003	0	%**	Online recruitment***
Shenyang Zhilian Wangpin Advertising Co, Ltd.	PRC	01/13/2005	0	%**	Advertising
Harbin Zhilian Wangcai Advertising Co., Ltd.	PRC	01/07/2008	0	%**	Advertising
Shenyang Zhilian Recruitment Service Co., Ltd.	PRC	05/09/2007	0	%**	Online recruitment***
Dalian Zhilian Advertising Co., Ltd.	PRC	11/24/2005	0	%**	Advertising***
Hangzhou Wangpin Advertising Co., Ltd.	PRC	04/24/2006	0	%**	Advertising***
Fuzhou Zhilian Advertising Co., Ltd.	PRC	11/26/2007	0	%**	Advertising***/****
Xiamen Zhilian Wangpin Commercial Service Co., Ltd.	PRC	03/14/2008	0	%**	Business services***
Guangzhou Houbo Information Technology Co., Ltd (“Houbo”).	PRC	20/06/2014	0	%**	Software development and technical services*****
Subsidiary of a VIE:
Shenzhen Xijier Human Resources Co., Ltd (“Shenzhen Xijier")	PRC	20/06/2014	0	%**	Online recruitment*****

*	Beijing Wangpin is 90% owned by the Company and 10% owned by Zhilian Sanke, a variable interest entity for which the Company is the primary beneficiary (see Note 2).

**	The Company is the primary beneficiary for these variable interest entities. Accordingly, the results of operations, financial position and cash flows of these entities have been consolidated in the Group’s consolidated financial statements (see Note 2).

***	The Company is in the process of transferring the business operations of 6 VIEs to Beijing Wangpin in preparation for the liquidation of the 6 VIEs as of June 30, 2016.

****	This entity was liquidated in July 2016. See Note 22 – “SUBSEQUENT EVENTS”.

*****	These entities were acquired as part of CJOL business in June 2014. See Note 16 – “BUSINESS COMBINATION”.

******	This entity was acquired by Zhilian Wangpin (Beijing) Technology Co., Ltd in February, 2016. See Note 16- “BUSINESS COMBINATION”.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

2.	VARIABLE INTEREST ENTITIES

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

As of June 30, 2016, eight of the Group’s VIEs have registered their equity pledge with the relevant local administration for industry and commerce. The remaining two VIEs have yet to register their equity pledge. Although the lack of registration of the equity pledges does not affect the Group’s ability to enforce the duly executed agreements against the direct equity owners of the VIEs, the Group may not be able to successfully enforce these pledges against any third parties, who may acquire the equity interests in the VIEs in good faith, until the equity pledges are registered.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The following consolidated financial information of the VIEs is included in the accompanying consolidated financial statements:

	As of June 30
	2015	2016
	RMB	RMB
Total assets	59,255	59,470
Total liabilities	60,413	61,644
Payable to third parties	34,997	34,382
Payable to inter-company entities*	25,416	27,262

	For The Year Ended June 30
	2014	2015	2016
	RMB	RMB	RMB
Net revenue	96,275	63,367	54,305
Net income	37,909	41,421	(1,387)
Inter-company payable forgiveness*	7,680	44,727	-
Inter-company dividends received**	24,900	-	-
Net income/(loss) from third parties	5,329	(3,306)	(1,387)

	For The Year Ended June 30
	2014	2015	2016
	RMB	RMB	RMB
Net (decrease)/ increase in cash and cash equivalents	(14,358)	1,680	538

*	All inter-company transactions and balances have been eliminated upon consolidation.

**	On July 15, 2013, Beijing Wangpin declared a one-time cash dividend of RMB24,900 to Zhilian Sanke which holds 10% equity interest of Beijing Wangpin. On September 22, 2013, Beijing Wangpin paid out the cash dividend of RMB24,900 to Zhilian Sanke.

The total assets of the consolidated VIEs as of June 30, 2015 and 2016 were mainly comprised of cash and cash equivalents, prepayments and other current assets and property and equipment. The total liabilities of the consolidated VIEs as of June 30, 2015 and 2016 were mainly comprised of salaries and welfare payable, taxes payable, deferred revenues, amounts due to inter-company entities and accrued expenses and other current liabilities.

Under the contractual agreements with the VIEs, Zhilian Wangpin has the power to direct activities of the VIEs, and direct the transfer of assets out of the VIEs. Therefore, Zhilian Wangpin considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs except for registered capitals of the VIEs amounting to RMB5,260 as of June 30, 2016. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

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

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company acquired CJOL on June 20, 2014. At that time, both companies were controlled by SEEK. As a result, the Company’s consolidated financial statements as of and for the years ended June 30, 2014, 2015 and 2016 reflect the results of the combined entities and businesses of the Company and CJOL as if they had been combined from February 19, 2013, the date when the Company came under the control of SEEK.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the allowance for doubtful accounts, useful lives of long-lived assets and intangible assets, subsequent impairment assessment of long-lived assets, indefinite-live intangible assets and goodwill, valuation allowance of deferred tax assets, relative selling prices of accounting units in certain multiple element arrangements and determination of share-based compensation. In addition, the valuation model used to estimate the fair value of share options granted prior to the IPO upon grant date uses certain assumptions, including, but not limited to, complex and subjective judgment made regarding the Group’s projected financial and operating results and business risks.

(c)        Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is the United States dollar (“US$”), while the functional currency of the Company’s subsidiaries and VIEs incorporated and operated in the PRC is the RMB, further the functional currency of the Company’s subsidiary incorporated and operated in Hong Kong is the Hong Kong dollar (“HK$”). In the consolidated financial statements, the financial information of the Company has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments net of taxes, and are shown as a component of other comprehensive loss in the statements of comprehensive income.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(d)        Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and statements of cash flows from RMB into US$ as of and for the year ended June 30, 2016 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.6459, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on June 30, 2016. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2016, or at any other rate. On October 7, 2016, the certified exchange rate was US$1.00 = RMB 6.6685, which is not materially different from the certified rate on June 30, 2016.

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, time deposits and restricted time deposits, accounts receivable, prepayments and other current assets, accounts payable, accrued expenses and other current liabilities, deferred revenues, other non-current assets and long-term bank loans. See Note 21—Fair Value Measurement.

(f)        Cash and cash equivalents

Cash and cash equivalents of the Company primarily represent cash on hand, demand deposits placed with banks which have original maturities of three months or less, and money market funds with weighted average maturity of the fund’s securities holdings within 90 days.

As of June 30, 2016, all money market funds have been converted into demand deposits.

(g)       Short-term investments

Short-term investments represent short-term principal-protected wealth management products offered by financial institutions which are restricted as to withdrawal. The investments are issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets, LIBOR and exchange rate between HK$ and US$.

All short-term investments have been converted into cash at each reporting period end. The group had no short-term investment balances as of June 30, 2015 and 2016, respectively.

Cash flows related to short-term wealth management products are presented on a net basis because they have quick turnover, occur in large volumes and have short maturities (less than 90 days).

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(h)        Restricted cash

The Company entered into several loan facility agreements with offshore branches of certain banks. These bank loans are collateralized by RMB deposits in onshore branches of those banks.

The loans from the offshore banks are classified as long-term bank loans within one year or long-term bank loans based on their repayment period. The rates of interest under the bank loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

As at June 30, 2015 and 2016, RMB6,103 and nil cash deposits are held respectively in interest reserve accounts for the bank loans, which are designated for bank loan interest payment only, and are classified as restricted cash on the Company’s consolidated financial statements.

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

RMB435,024 and RMB215,741 time deposits are pledged respectively as of June 30, 2015 and 2016, as collateral to the bank loans and therefore are treated as restricted time deposits on the Company’s consolidated financial statements. RMB100,000 and RMB348,000 time deposit with original maturities more than three months were placed with banks as of June 30, 2015 and 2016.

Time deposits and restricted time deposits are valued based on the prevailing interest rates in the market, and classified into current portion and non-current portion based on the maturities of the bank loans they are associated with.

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

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the disposal assets. Such differences, if any, are included in income from operations in the consolidated statements of comprehensive income.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(l)         Intangible Assets

Intangible assets mainly comprise computer software, licenses purchased for internal use, acquired technology, trademarks, customer relationship and brand name. The intangible assets have original estimated useful lives as follows:

Estimated Useful Lives of the Assets
Computer software	3 years
Acquired Internet Content Provider License	10 years
Acquired technology	5 years
Trademarks	10 years
Customer relationship	2.2 years
Brand name	Indefinite

Computer software, licenses and trademarks are stated at cost less accumulated amortization, which is recognized using the straight-line method over the estimated useful lives of the assets.

Acquired technology, customer relationship and brand name arising from business combinations (Note 16) are stated at fair value upon acquisition less accumulated amortization, which is recognized using the straight-line method over the estimated useful lives of the assets.

The Company has determined that the brand name has the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the brand name. Consequently, the carrying amounts of brand name are not amortized but are tested for impairment annually in the fourth quarter or more frequently if events or circumstances indicate that the asset may be impaired.

(m)       Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of CJOL when it was acquired by SEEK in May 2011, and the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s other acquisitions of interests in its subsidiaries and consolidated VIEs.

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

The Group as a whole, including recently acquired entities, is determined to be one reporting unit for goodwill impairment testing. The Group directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment loss has been identified for the years ended June 30, 2014, 2015 and 2016, respectively.

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

Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized equal in amount to that excess. No impairment of indefinite-lived assets was recognized for any of the periods presented.

(o)        Non-controlling Interest Recognition

Non-controlling interest is recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interest in our consolidated financial statements primarily consists of non-controlling interests for CJOL and Shanghai Ruipin.

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

Other online valued-added recruitment services mainly includes Recruiting Companion, a service that provides online job posting, resume screening, interviews, recruitment analysis and strategy, detailed day-to-day execution of recruitment plans and candidate recruitment on behalf of the Group’s customers. Upon completion of these activities, a completion report is delivered to customers summarizing the activities carried out. Fees for Recruiting Companion service are recognized upon delivery of the completion report.

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

(r)        Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll, share-based compensation and other employee-related expenses for the Group’s sales and marketing staff, office rental and property management fees as well as advertising expenses. Advertising expenses generally represent the cost of marketing activities used to create or stimulate a positive image of the Group’s brand or a desire for the Group’s services. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled RMB73,955, RMB93,860 and RMB117,821 for the year ended June 30, 2014, 2015 and 2016.

(s)       General and Administrative Expenses

General and administrative expenses consist primarily of payroll, share-based compensation and other employee-related expenses for the Group’s managerial and administrative staff, office rental and property management fees, professional services fees, depreciation of equipment and other administrative expenses.

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

(v)       Taxation

Value-added tax, business tax and surcharges

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax (“VAT”) Pilot Program (the “Pilot Program”) for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance (“MoF”) and the State Administration of Taxation (“SAT”) on the Pilot Program, the “Modern Service Industries” including research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services, are subject to VAT. Accordingly, most of the Company’s subsidiaries and VIEs were in the Pilot Program and subject to VAT at a rate of 6% or 3%. According to the Circular on Comprehensively Promoting the Pilot Program of the Collection of VAT in Lieu of Business Tax jointly promulgated by SAT and MoF on March 23, 2016, effective from May 1, 2016, the Pilot Program was promoted nationwide and in all industries. Hence, all of the Company’s PRC subsidiaries and VIEs are subject to VAT at a rate of 6% or 3% since May 2016. The VAT payable of the Company’s subsidiaries and VIEs is the net balance of the output VAT for the period after crediting the input VAT for the period. Therefore, the amount of VAT payable does not result directly from output VAT generated from taxable services provided. As such, revenues are presented net of VAT in the consolidated statements of comprehensive income. The Company’s PRC subsidiaries and VIEs which were not subject to VAT before the Pilot Program were subject to business taxes at a rate of 5%. Business taxes and related surcharges were deducted from gross revenues to arrive at net revenues in the Group’s consolidated statements of comprehensive income.

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

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under income tax expenses in its statement of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the year ended June 30, 2014, 2015 and 2016. As of June 30, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions, respectively.

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

For the years ended June 30, 2014, 2015 and 2016, the Company’s PRC subsidiaries and VIEs made appropriations of RMB1,613, RMB63 and nil to their statutory reserves.

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

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(y)          Net Income Per Share

Basic net income per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, which provide the holders of participating securities the ability to participate in all dividends declared with the holders of ordinary shares on a one-to-one per-share basis in all dividend declared, as if all undistributed earnings for the period were distributed. Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of income allocation to holders of participating preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible preferred shares (using the if-converted method). Ordinary equivalent shares are not included in the denominator of the diluted net income per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

(z)        Employee Benefits

The full-time employees of the Group that are employed in the PRC are entitled to staff welfare and benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund contributions through a PRC government-mandated multi-employer defined contribution plan. Companies are required to accrue for the benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued for these benefits. For the years ended June 30, 2014, 2015 and 2016, total amounts recognized for such employee benefits amounted to RMB99,475, RMB96,481 and RMB127,174, and were charged to the consolidated statements of comprehensive income. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

(aa)       Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income/(loss) consists of foreign currency translation adjustments.

(bb)     Segment Reporting

Operating segments are defined as components of an enterprise engaging in business activities about which discrete financial information is available and evaluated regularly by the Group’s chief operating decision-maker in deciding how to allocate resources and assess performance. The Group has internal reporting that does not distinguish between markets or segments as a whole, and reports costs and expenses by nature as a whole. Hence, the Group has only one reporting segment.

As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(cc)      Derivative financial instruments

Derivative financial instruments are initially recognized on the date a derivative contract is entered into and are subsequently measured at fair value. The method of recognizing the gain or loss resulting from the derivative instrument depends on whether the derivative is designated as a hedging instrument. The Company entered into two foreign exchange rate forward contracts and one interest rate swap contract in July 2013 and a cross currency interest rate swap contract in January 2015. These instruments are marked-to-market at each period-end with the associated changes in fair value recognized in the line item “Other income, net” in the consolidated statements of comprehensive income and “Accrued expenses and other liabilities” or “Prepayments and other current assets” in the consolidated balance sheets. These instruments are used for risk management purposes only and not for other speculative or trading purposes (Note 4(b) (c)). The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. As these instruments are related to economic hedges on the Company’s bank loans, the cash flows are classified as financing activities. The Company did not designate any derivatives as hedging instruments as of June 30, 2015 and 2016.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(dd)      Effect of recent accounting pronouncement

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition”. This guidance was issued to clarify the principles for recognizing revenue and developing a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods. In August 2015, the FASB issued ASU No.2015-14. This guidance deferred the effective date of ASU No.2014-09 for all entities by one year, and will be required to be applied either retrospectively or by modified retrospective approach. Early adoption is permitted only for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period, therefore, this guidance is applicable to the Company’s 2019 fiscal year. In March, April and May 2016, the FASB issued additional revenue recognition guidance in ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-11 and ASU No. 2016-12. All four of these standards provide implementation guidance and clarifications of ASU 2014-09, “Revenue from Contracts with Customers.” ASU No. 2016-08 clarifies the implementation guidance on principal versus agent considerations, ASU No. 2016-10 provides additional guidance on identifying performance obligations and licensing, ASU No. 2016-11 rescinds SEC guidance based on the previous revenue recognition standards and ASU No. 2016-12 relates to narrow-scope improvements and practical expedients. All of these amendments are effective for public entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Company is currently evaluating the impact of the adoption of this guidance to the Company’s consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”, which eliminates the requirement for acquirers in a business combination to account for measurement period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this ASU require that deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. The ASU will be effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The implementation of this update is not expected to have any material impact on the Company’s consolidated financial statements, and the Company does not plan to adopt the update before its effective date.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with early adoption permitted. The Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

In March 2016, the FASB issued ASU No. 2016-07, “Investments- Equity Method and Joint Ventures” (Topic 323), which simplifies the transition to the equity method of accounting. The amendments affect all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments are effective for all entities for fiscal years beginning after December 15, 2016. The Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation-Stock Compensation” (Topic 718): Improvements to Employee Share-Based Payment Accounting, to improve the accounting for employee share-based payments. Several aspects of the accounting for share-based payment award transactions are simplified, including income tax consequences; classification of awards as either equity or liabilities; and classification on the statement of cash flows. The amendments are effective for public business entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any interim or annual period. The implementation of this update is not expected to have any material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. This update provides guidance on how to record eight specific cash flow issues. This update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted and a retrospective transition method should be applied. The Company is currently evaluating the effect of this update on its consolidated financial statements.

Other recent authoritative guidance issued by the FASB (including technical corrections to the FASB Accounting Standards Codification), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission (“SEC”) did not, or are not expected to have a material effect on the Company’s consolidated financial statements.

4.	CERTAIN RISKS AND CONCENTRATION

(a)       Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted time deposits and accounts receivable. As of June 30, 2016, substantially all of the Group’s cash and cash equivalents, time deposits and restricted time deposits were held in financial institutions located in the PRC and Hong Kong that management believes are of high-credit rating and sound quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. Management believes credit risk on accounts receivable is moderate due to the diversity of its services and customers.

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

(d)        Major Customers

No individual customer accounted for more than 10% of net revenues during the years ended June 30, 2014, 2015 and 2016. No individual customer accounted for more than 10% of accounts receivable as of June 30, 2015 and 2016.

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

5.	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2015	2016
	RMB	RMB
Accounts receivable	23,435	23,514
Less: Allowance for doubtful accounts	(2,135)	(1,565)
Accounts receivable, net	21,300	21,949

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The following table presents the movement of the allowance for doubtful accounts for the years ended June 30, 2014, 2015 and 2016:

	For the Year Ended June 30,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the period	(2,186)	(2,849)	(2,135)
Additions: charges to bad debt expenses, net of recoveries	(974)	(371)	(810)
Less: write-offs of accounts receivable	311	1,085	1,380
Balance at end of the period	(2,849)	(2,135)	(1,565)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of June 30,
	2015	2016
	RMB	RMB
Prepaid taxes	46,725	50,400
Advances to employees	14,881	26,213
Rental and advertising deposits	10,928	12,835
Interest receivable	1,578	7,488
Prepaid rental and advertising expenses	4,135	7,375
Receivables related to employees’ exercise of share-based compensation	70,659	2,829
Others	8,385	10,229
Total	157,291	117,369

7.	PROPERTY AND EQUIPMENT, NET

	As of June 30,
	2015	2016
	RMB	RMB
Electronic equipment	80,231	91,400
Furniture and office equipment	13,142	14,832
Leasehold improvements	30,141	36,346
Motor vehicles	1,434	1,097
Less: accumulated depreciation	(75,242)	(92,836)
Net book value	49,706	50,839

Depreciation expenses were RMB18,364, RMB23,371 and RMB25,087 for the years ended June 30, 2014, 2015 and 2016.

Loss from disposal of property and equipment amounted to RMB104, RMB372 and RMB117 for the years ended June 30, 2014, 2015 and 2016.

8.	INTANGIBLE ASSETS, NET

	As of June 30, 2015
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Computer software	16,713	(13,816)	2,897
Acquired Internet Content Provider License	568	(568)	-
Trademarks	256	(196)	60
Customer relationship	1,000	(1,000)	-
Brand name	16,500	-	16,500
	35,037	(15,580)	19,457

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

	As of June 30, 2016
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Computer software	19,167	(16,354)	2,813
Acquired Internet Content Provider License	568	(568)	-
Acquired technology	554	(37)	517
Trademarks	256	(221)	35
Customer relationship	1,000	(1,000)	-
Brand name	16,500	-	16,500
	38,045	(18,180)	19,865

Amortization expenses amounted to RMB3,450, RMB3,198 and RMB2,604 for the years ended June 30, 2014, 2015 and 2016.

There were no losses from disposal of intangible assets for the years ended June 30, 2014, 2015 and 2016.

The estimated amortization expenses for the above intangible assets for each of the following five years are as follows:

Amount
RMB
For the years ended June 30,
2017	1,743
2018	1,021
2019	386
2020	131
2021	84

9.	GOODWILL

The changes in the carrying amount of goodwill for the years ended June 30, 2015 and 2016 were as follows:

Balance
RMB
Balance as of June 30, 2015	62,548
Acquisition of Shanghai Ruipin (Note 16)	2,369
Balance as of June 30, 2016	64,827

There were no goodwill impairment charges for the years ended June 30, 2014, 2015 and 2016.

10.	BANK BORROWINGS

Bank borrowings as of June 30, 2015 and 2016 consisted of the following:

	As of June 30,
	2015	2016
	RMB	RMB
Long-term bank loans
Collateralized long-term bank loans	280,339	172,411
Less: current portion of long-term bank loans	(121,584)	(172,411)
Non-current portion of long-term bank loans	158,755	-

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The weighted average interest rate for all long-term bank loans for the years ended June 30, 2015 was approximately 1.19%. The weighted average interest rate for all current portions of long-term bank loans for the year ended June 30, 2015 and 2016 was approximately 1.53% and 1.47%, respectively. Such bank borrowings are all denominated in US$. As of June 30, 2015 and 2016, bank borrowings consisted of the following bank loans:

•	In March 2014, the Group entered into a loan facility agreement, or the 2014 Facility 2, under which the Group can borrow up to US$20,000 and RMB85,000 at the floating interest rates of 1.25% per annum above 3 month LIBOR and 1.25% per annum above the bank’s cost of funds, respectively. In March 2014, the Group made drawdowns of US$20,000(RMB123,042) and RMB85,000 under the 2014 Facility 2 due in March 2016. This bank loan facility is collateralized by pledged time deposits of RMB223,038, which will be released upon the termination or expiry of this facility at the Company’s request. RMB6,103 and RMB nil of restricted cash were deposited as interest reserve as of June 30, 2015 and 2016. On June 26, 2015, the Company repaid the RMB85,000 bank loan under 2014 Facility 2 before its maturity date. On March 11, 2016, the Company repaid the US$20,000 bank loan under 2014 Facility 2 on its maturity date.

Transaction costs of RMB3,329 were incurred to establish the 2014 Facility 2, and have been capitalized on the Company’s consolidated balance sheet, of which RMB688 and RMB nil has not been amortized to interest expense through the consolidated statement of comprehensive income as of June 30, 2015 and 2016, respectively. The 2014 Facility 2 incurred interest expense of RMB782, RMB5,917 and RMB1,441 for the year ended June 30, 2014, 2015 and 2016, respectively.

•	In May 2014, the Company entered into a loan facility agreement, or the 2014 Facility 3, with maximum term of two years. Under the 2014 Facility 3, the Company can borrow up to US$18,000 at a floating interest rate of 1 month LIBOR plus 1% per annum. In June 2014, the Company made a drawdown of US$14,000(RMB86,373) under this facility. In May 2015, the Company drew down the remaining US$4,000 (RMB24,455) under this facility. As of June 30, 2016, the outstanding balance under this facility is US$18,000 due in July 2017. As of June 30, 2016, this bank loan facility is collateralized by pledged time deposit of RMB133,428, which will be released upon the termination or expiration of this facility.

Transaction costs of RMB2,132 were incurred to establish the 2014 Facility 3, and have been capitalized on the Company’s consolidated balance sheet, of which RMB166 and RMB nil has not been amortized to interest expense through the consolidated statement of comprehensive income as of June 30, 2015 and 2016, respectively. The 2014 Facility 3 incurred interest expense of RMB66, RMB1,047 and RMB1,547 for the year ended June 30, 2014, 2015 and 2016, respectively.

•	On May 12, 2015, the Company entered into a loan facility agreement with maximum term of two years, or the 2015 Facility 1, under which the Company can borrow up to US$12,000 at a floating interest rate of 1 month LIBOR plus 1% per annum. In May 2015, the Company drew down US$8,000(RMB48,909) under this facility. As of June 30, 2016, the outstanding balance under this facility is at US$8,000 due in May 2017. As of June 30, 2016, this bank loan facility is collateralized by pledged time deposits of RMB82,313, which will be released upon the termination or expiry of this facility.

Transaction cost of RMB668 was incurred to establish the 2015 Facility 1 and has been capitalized on the Company’s consolidated balance sheet, of which RMB33 and RMB nil has not been amortized to interest expense through the consolidated statement of comprehensive income as of June 30, 2015 and 2016, respectively. The 2015 Facility 1 incurred interest expense of RMB55 and RMB688 for the year ended June 30, 2015 and 2016, respectively.

The agreements of the 2014 Facility 2, the 2014 Facility 3 and the 2015 Facility 1 do not contain financial covenants or restrictions , except that the proceeds shall not be used or reinvested in China.

The carrying value of the bank loans approximates their fair value. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term and long-term bank loans (see Note 21).

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The repayment schedule of the long-term bank loans is as follows:

	As of June 30,
	2015	2016
	RMB	RMB
Within one year	121,584	172,411
Between one and two years	158,755	-

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of June 30
	2015	2016
	RMB	RMB
Accrued sales and promotion expenses	15,310	24,139
Accrued advertising expenses	18,165	20,254
Accrued professional service fees	20,938	16,470
Accrued training, rental, office, meeting and travel expenses	11,204	12,016
Payable for property and equipment purchases	5,652	7,653
Accrued network support expenses	3,402	2,863
Deposits received from agents	2,875	2,630
Payable related to employees’ exercise of share-based compensation	31,128	1,973
Interest payable	455	41
Others	5,448	12,071
Total	114,577	100,110

12.	TAXATION

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

Except Beijing Wangpin, all of the Company’s PRC entities are subject to EIT at a rate of 25%. Beijing Wangpin has qualified as an HNTE and therefore is entitled to enjoy a preferential income tax rate of 15% from January 1, 2011 to December 31, 2016. Deferred tax as of June 30, 2016 and EIT expense for the twelve months then ended were calculated at a rate of 15% accordingly. Beijing Wangpin shall renew its HNTE qualification in 2017. The Company believes it is probable that Beijing Wangpin will qualifies as HNTE and continue to enjoy the HNTE tax holiday in calendar year 2017, 2018 and 2019. Deferred tax as of June 30, 2016 was calculated at a tax rate of 15% accordingly.

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

Composition of Income before Tax

The components of income before income taxes are as follows:

	For the Year Ended June 30,
	2014	2015	2016
	RMB	RMB	RMB
Income before income tax expenses
Income from China operations	247,420	327,099	363,687
Loss from non-China operations	(10,839)	(20,668)	(21,403)
Total income before income tax expenses	236,581	306,431	342,284

Composition of Income Tax Expenses

The current and deferred portions of income tax expenses included in the Group’s consolidated statements of comprehensive income are as follows:

	For the Year Ended June 30,
	2014	2015	2016
	RMB	RMB	RMB
Income tax expense applicable to China operations
Current income tax expenses	48,707	60,900	59,019
Deferred income tax benefit	(1,867)	(11,072)	(7,138)
Subtotal income tax expenses applicable to China operations	46,840	49,828	51,881
PRC withholding tax on undistributed earnings of PRC subsidiaries and VIEs	3,088	3,981	6,315
Total income tax expenses	49,928	53,809	58,196

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the Year Ended June 30,
	2014	2015	2016
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of Beijing Wangpin’s HNTE tax holiday	(11.9)%	(10.6)%	(10.1)%
Tax effect of tax-exempt entity	1.1%	1.2%	1.4%
Permanent book-tax differences
Non-deductible share-based compensation expenses	3.2%	1.7%	0.7%
Tax incentives relating to research and development expenditures	(0.7)%	(2.1)%	(4.6)%
Other non-deductible expenses	3.8%	0.9%	2.4%
Other permanent differences	0.6%	0.7%	0.5%
PRC withholding tax on undistributed earnings of PRC subsidiaries and VIEs	1.3%	1.3%	1.8%
Changes in valuation allowance	(1.3)%	(0.5)%	(0.1)%
Effective tax rate	21.1%	17.6%	17.0%

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The effects of Beijing Wangpin’s preferential tax rate to the Group are as follows:

	For the Year Ended June 30,
	2014	2015	2016
	RMB	RMB	RMB
Preferential tax treatments impact to net income attributable to ordinary shareholders	28,136	32,522	34,494
Per share effect - basic	0.33	0.31	0.32
Per share effect - diluted	0.30	0.29	0.30

Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of June 30,
	2015	2016
	RMB	RMB
Deferred tax assets, current
Accruals and other liabilities	20,671	27,421
Total current deferred tax assets	20,671	27,421
Less: Valuation allowance	(483)	(366)
Total current deferred tax assets, net	20,188	27,055
Deferred tax assets, non-current
Fixed assets and intangible assets	2,503	2,765
Tax loss carryforwards	7,594	7,377
Advertising expenses carryforwards	21,124	21,124
Total non-current deferred tax assets	31,221	31,266
Less: valuation allowance	(28,730)	(28,349)
Total non-current deferred tax assets, net	2,491	2,917

Significant components of the Group’s deferred tax liabilities are as follows:

	As of June 30,
	2015	2016
	RMB	RMB
Deferred tax liabilities, non-current
Intangible assets from business acquisitions	4,125	4,254
PRC withholding tax on undistributed earnings of PRC subsidiaries and VIEs	8,942	15,257
Total non-current deferred tax liabilities	13,067	19,511

As of June 30, 2016, the Group had net loss carryforwards of approximately RMB29,510, which will or are expected to expire during the period between December 31, 2016 and December 31, 2021.

Movement of Valuation Allowance

A valuation allowance is provided on the deferred tax assets to the extent that management believes that it is more likely than not that such deferred tax assets will not be utilized in the foreseeable future. In making such determination, the Group considers various factors including future taxable income exclusive of reversing temporary differences and carryforwards. For the year ended June 30, 2016, some valuation allowance was reversed when certain subsidiaries and VIEs generated sufficient taxable income to utilize the deferred tax assets. Valuation allowances have been maintained for those entities where future losses are still expected to occur and management estimated that it is more likely than not that the deferred tax assets will not be utilized. If future events prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recorded when such events occur.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The following table shows the movement of valuation allowance for the periods presented:

	For the Year Ended June 30,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the year	(34,029)	(30,887)	(29,213)
Current period addition	(3,043)	(5,370)	(2,501)
Current period reversal	6,185	7,044	2,999
Balance at end of the year	(30,887)	(29,213)	(28,715)

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

Prior to the year ended June 30, 2013, the Company intended to reinvest all undistributed earnings in PRC subsidiaries, therefore, no withholding tax was accrued. During the year ended June 30, 2013, as the Company entered into three bank loans, it became apparent that the undistributed earnings of the Company’s PRC subsidiaries would be remitted outside of China for the repayment of the loans. Therefore, as of June 30, 2013, the Company accrued RMB24,283 of withholding tax on the undistributed earnings. On October 8, 2013, Beijing Wangpin paid out the cash dividend of RMB224,100, with RMB201,690 paid to and received by the Company and RMB22,410 was paid to local Tax Bureau as withholding tax associated with this distribution plan.

As the Company successfully completed the IPO and the CPP in June 2014 (see Note 15), the Company plans to use part of the proceeds received from issuance of its equity to repay the existing loans rather than relying on dividend distribution from its PRC subsidiaries. The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s PRC subsidiaries, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s PRC subsidiaries as of June 30, 2016. The unrecognized deferred tax liability on the undistributed earnings of the Company’s PRC subsidiaries is RMB69,678 as of June 30, 2016.

The deferred tax liabilities on undistributed earnings as of June 30, 2016 are related to the outside basis difference of the Company’s VIEs.

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

In June 2014, the Company adopted the 2014 Share Incentive Plan, or the “2014 Plan”, upon the completion of its IPO. Under the 2014 plan, the maximum aggregate number of shares which may be issued pursuant to all awards was 5,523,574 shares as of the date of its adoption, which equals the number of shares that, as of the closing of the Company's IPO, have been reserved but not issued pursuant to any awards granted under the Company's existing plans and are not subject to any awards granted and outstanding thereunder, and plus an annual increase on the first day of each fiscal year of the Company during the term of 2014 Plan commencing with the fiscal year beginning July 1, 2015, by an amount equal to the least of (i) 3% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be established by the Company’s board of directors. 50,000 shares were granted under the 2014 Plan as of June 30, 2016, which have a contractual life of five years, and vest over a four-year period, with 20%, 35% and 45% of the shares vesting on the two-year, three-year and four-year anniversary respectively. As of June 30, 2016, the maximum number of shares in respect of which stock option awards may be granted under 2014 Plan was 8,473,574.

The following table summarizes the Company’s share option activities for the year ended June 30, 2016:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
		US$
Balance at June 30, 2015	10,568,174	3.13	2.26
Granted	50,000	7.42	4.53
Exercised	(2,945,616)	2.75
Expired	(196,568)	2.02
Forfeited	(1,168,908)	6.05
Balance at June 30, 2016	6,307,082	2.84	1.54
Vested and exercisable at June 30, 2016	4,464,070	2.32	0.85

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

	For the Year Ended June 30,
	2014	2016
Risk-free interest rate (per annum)	1.28%~2.78%	1.45%
Contractual life of the option	6	5
Expected dividend yield	0%	0%
Expected volatility	47.19%~55.10%	40.96%
Post-vesting forfeiture rate	0%	0%

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

The total fair value of shares vested in the year ended June 30, 2014, 2015 and 2016 were RMB15,485, RMB12,221 and RMB13,461. For fully vested share options and share options expected to vest at the date of the latest statement of financial position, the aggregate intrinsic value for the outstanding options and exercisable options as of June 30, 2016 was RMB184,925 and RMB146,438.

For the years ended June 30, 2014, 2015 and 2016, the total intrinsic value of stock options exercised was RMB201,691, RMB230,356 and RMB94,645.

The weighted average grant date fair value of options granted was US$3.32, nil, and US$2.94 during the years ended June 30, 2014, 2015 and 2016, respectively.

The share-based compensation expenses were recognized in the comprehensive income with corresponding amounts recorded in additional paid-in capital of RMB30,243, RMB23,447 and RMB4,165 for the years ended June 30, 2014, 2015 and 2016.

As of June 30, 2016, there was RMB10,668 of unrecognized compensation cost, related to non-vested share options. This cost is expected to be recognized over a weighted average period of 2.93 years.

14.	CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES

From 1999 to 2008, the Company has issued several rounds of preferred shares to certain investors. All the preferred shares of the Company were classified as temporary equity since they were contingently redeemable.

Prior to July 1, 2013, 117,477,025 preferred shares were cancelled, repurchased or converted at holders’ option. The remaining 338,496 preferred shares were automatically converted into Class B ordinary shares by redesignation immediately prior to the completion of the IPO in June 2014.

The details of each series of the preferred shares are as follows:

	Year of Issuance	Issue Price per Share	Total Shares Originally Issued	Number of Shares Cancelled, Repurchased, or Converted prior to July 1, 2013	Number of Shares Automatically Converted into Class B Ordinary Shares Immediately prior to the Completion of the IPO	Initial Conversion Ratio
		US$
Convertible preferred shares
Series A	1999-2003	0~2.06	13,411,171	13,411,171	-	1:1.70795
Series B	2004	0.49	4,176,069	3,918,903	257,166	1:1
Series C	2001	0.51	15,722,878	15,641,548	81,330	1:1
Series D-1	2006, 2007	1.03	19,426,717	19,426,717	-	1:1
Series D-2	2008	1.60	4,687,500	4,687,500	-	1:1
Redeemable convertible preferred shares
Series E	2008	1.80	60,391,186	60,391,186	-	1:1
Total			117,815,521	117,477,025	338,496

15.	ORDINARY SHARES

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

For the year ended June 30, 2016, the Company issued 2,945,616 ordinary shares upon exercise of options under the Company’s Share Incentive Plans. The weighted average exercise price of these options was US$2.75 per ordinary share. The total intrinsic value of options exercised is RMB94,645.

As of June 30, 2016, 2,000,000,000 ordinary shares had been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.01 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.01 each and (iii) 900,000,000 shares of a par value of US$0.01 each of such class or classes however designated as the Board may determine in accordance with the Company’s tenth amended and restated memorandum and articles of association. 124,882,170 ordinary shares had been issued and outstanding, of which 39,955,627 were Class A ordinary shares and 84,926,543 were Class B ordinary shares, including 13,943,848 Class A ordinary shares issued to the Company’s depositary and reserved to future grants under the Company’s share incentive plan.

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

On December 30, 2015, Zhilian Wangpin (Beijing) Technology Co., Ltd. entered into an agreement with the original shareholders of Shanghai Ruipin, a company specialized in data mining in PRC, pursuant to which, the Company acquired 75% equity interest in Shanghai Ruipin, with a total consideration of RMB1,825. The main purpose of the transaction is to complement the Company's existing businesses and achieve significant synergies. This acquisition is accounted for as a business combination and the results of operations of Shanghai Ruipin from the acquisition date, February 23, 2016, have been included in the Company’s consolidated financial statements.

Based on the assessment on financial performance of the acquired Shanghai Ruipin made by the Group, the acquired business is not considered material to the Group. Thus the presentation of the pro-forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

17.	NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented are calculated as follows:

	For the Year Ended June 30,
	2014	2015	2016
	RMB	RMB	RMB
Numerator:
Net income	186,653	252,622	284,088
Net income attributable to the non-controlling interest	(763)	(1,404)	(266)
Income allocated to participating preferred shareholders	(708)	-	-
Numerator for basic net income per share	185,182	251,218	283,822
Dilutive effect of Preferred Shares	708	-	-
Numerator for diluted net income per share	185,890	251,218	283,822
Denominator:
Denominator for basic net income per share-weighted average ordinary shares outstanding	83,891,097	103,940,977	109,481,823
Dilutive effect of share options	10,214,095	8,545,455	4,784,989
Dilutive effect of Preferred Shares	320,631	-	-
Denominator for diluted net income per share-weighted average ordinary shares outstanding	94,425,823	112,486,432	114,266,812
Basic net income per share	2.21	2.42	2.59
Diluted income per share	1.97	2.23	2.48

Potentially dilutive securities were not included in the calculation of diluted net income per share for the periods where their inclusion would be anti-dilutive. These included weighted-average share options of 697,112; 830,000 and 16,667 for the years ended June 30, 2014, 2015 and 2016.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS

The Group had the following balances due from a related party:

	As of June 30,
	2015	2016
	RMB	RMB
Net amounts due from a related party(i)	858	437
Total	858	437

(i)	In February 2013, SEEK Limited, the Company’s controlling shareholder, has initiated one interest-rate swap agreement and two foreign exchange forward contracts, which were novated to the Company in July 2013. The Company therefore recorded amount receivable from SEEK Limited based on total fair value of derivate instruments liabilities as of the novation date at RMB2,378. During the year ended June 30, 2016, the Company paid miscellaneous expenses in the amount of RMB42 on behalf of SEEK Limited and recorded it as amounts due from a related party. The amounts are partially offset by payables to SEEK Limited in connection with interest payable in the amount of RMB990 during the year ended June 30, 2015, and board meeting expenses paid by SEEK Limited on behalf of the Company amounting to RMB530 and RMB463 during the year ended June 30, 2015 and 2016, respectively. After the settlement, the net amount due from SEEK Limited is RMB437 as of June 30, 2016.

19.	COMMITMENTS AND CONTINGENCIES

(a)        Non-cancellable Advertising Fee and Operating Lease Commitments

The Group has entered into non-cancellable advertising service contracts with advertising suppliers and outstanding operating leases commitments for certain offices under non-cancellable leases. Future minimum payments with respect to these agreements as of June 30, 2016 are as follows:

	Advertising Commitments	Operating Leases	Total
	RMB	RMB	RMB
2017	162	64,272	64,434
2018	-	52,712	52,712
2019	-	40,879	40,879
2020	-	10,178	10,178
2021 and thereafter	-	3,778	3,778
	162	171,819	171,981

Rental expenses for the years ended June 30, 2014, 2015 and 2016 amounted to RMB42,177, RMB53,742 and RMB60,377, respectively.

(b)       Other Commitments

In March 2016, Beijing Wangpin entered into a donation agreement with China Children and Teenagers' Foundation to sponsor a program to assist university students in their job seeking or starting their own business. It was kicked-off in March 2016 and is expected to last until February 2018. The total amount of the donation agreed is RMB10,000, of which RMB4,500 was paid by Beijing Wangpin in March 2016. As of June 30, 2016, it is yet to be determined when the remaining donation amounting to RMB5,500 will be made, and it is subject to further discussion between Beijing Wangpin and China Children and Teenagers' Foundation.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

(c)       Contingencies

Pursuant to the PRC Regulations on the Administration of Talents Market, companies that purport to engage in human resources related services need to obtain a human resources service license. As of June 30, 2016, three branches of Beijing Wangpin have been conducting human resources related services without the human resources service license and may be ordered to cease operations and a fine of up to RMB30 per entity may be imposed, by local human resources bureaus. If these entities were ordered to cease operations, this would have a material adverse impact on the operations of the Group. For periods presented, the Group has not been subject to any fines nor has any entity been ordered to cease operations. The Group is in the process of remediating such non-compliance and has not provided for any contingent liabilities as it does not believe any loss is probable and estimable.

The Group has no material contingent liabilities outstanding as at June 30, 2016.

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

Interest-rate swap agreement

The Group uses interest rate swaps to convert a portion of its variable interest rate debt to fixed interest rate debt. The interest rate swap has a notional amount of US$20,000 with a fixed interest rate of 2.25% per annum, ending in August 2014. The interest rate swap was initiated by one of the Group’s shareholders in February 2013 and was subsequently novated to the Company in July 2013. The fair value of this derivative instrument liability was RMB167 at the time of novation and the amount is recorded as a receivable from that shareholder (Note 18).

Foreign exchange forward contracts

On July 31, 2013, the Company entered into two foreign exchange forward contracts for US$14,000 and US$6,000, respectively. The US$14,000 forward contract matured in August 2014 and the US$6,000 forward contract matured in February 2014. The foreign exchange forward contracts were initiated by one of the Company’s shareholders in February 2013 and were novated to the Company in July 2013. The fair value of these derivative instrument liabilities were RMB2,211 at the time of novation and the amount is receivable from that shareholder (Note 18). The two foreign exchange forward contracts have been settled when related bank loan facilities have been repaid in February and March, 2014, respectively (Note 10).

As these instruments are related to economic hedges on the Company’s bank loans, the cash flows are classified as financing activities.

All the derivatives of the Company are entered into for risk management purposes. The Group did not enter into any derivatives for trading or speculative purposes. And there is no cash collateral under the derivative contracts.

Derivatives are recognized on the balance sheet at their fair values and changes in the fair values are recognized in other income, net. The following table presents the fair value of derivatives outstanding at June 30, 2015 and amounts of gains (losses) recorded for the year ended June 30, 2015:

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

All derivative activities were settled as of June 30, 2015. There was no derivative transaction incurred for the year ended June 30, 2016.

21.	FAIR VALUE MEASUREMENT

The Company’s financial instruments include cash and cash equivalents, restricted cash, time deposits and restricted time deposits, accounts receivable, prepayments and other current assets, accounts payable, accrued expenses and other current liabilities, deferred revenues, other non-current assets and long-term bank loans. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The carrying values of non-current restricted cash and time deposits and non-current deferred revenues approximate their fair values because the change in fair value after considering the discount rate is immaterial. The carrying value of the long-term bank loans also approximates their fair value, as they bear interest at rates determined based on the prevailing interest rates in the market.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		As of June 30,
Items	Fair value hierarchy	2015	2016
		RMB	RMB
Cash equivalent	Significant Other Observable Inputs (Level 2)	-	66,318
Restricted cash—current	Significant Other Observable Inputs (Level 2)	6,103	-
Time deposits and restricted time deposits—current	Significant Other Observable Inputs (Level 2)	324,553	563,741
Restricted time deposits—non-current	Significant Other Observable Inputs (Level 2)	210,471	-
Total:		541,127	630,059

Restricted cash—current and non-current

For the year ended June 30, 2013, the Company entered into loan agreements (collectively, the “2013 Facilities”) with offshore branches of certain banks for the purpose of repurchasing preferred shares from Macquarie. In 2014 and 2015, the Company entered into new bank loan facilities (collectively, the “2014 Facilities” and “2015 Facility”) to refinance the 2013 and 2014 bank loan facilities. All of the 2013 Facilities, 2014 Facilities and the 2015 Facility were collateralized by an equivalent or greater amount of RMB time deposits by Beijing Wangpin in the onshore branches of such banks. In addition, certain amount of cash was deposited in offshore banks as an interest reserve to the bank loans. As of June 30, 2016, the total balance of bank loans was RMB172,411, carrying a floating rate of interest based on LIBOR. The bank loans from the offshore branches of the lending banks are classified as current portion of long-term bank loans or long-term bank loans based on their payment terms.

The Company estimated the fair value of restricted cash using the discounted cash flow methodology, and restricted cash are valued based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use the prevailing interest rates input as Level 2 of fair value measurements. This is because there are generally no quoted prices in active markets for identical time deposits at the reporting date. Hence, in order to determine the fair value, the Company must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

Cash equivalents, time deposits and restricted time deposits

The Company’s cash equivalents are demand deposits placed with banks with an original maturity of less than three months. The Company’s time deposits placed with banks have an original maturity over three months. The Company estimated the fair values of cash equivalents and time deposits using the discounted cash flow methodology, and the fair value of cash equivalents and time deposits is determined based on the prevailing interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Company classifies the valuation techniques that use the prevailing interest rates input as Level 2 of fair value measurements. This is because there generally are no quoted prices in active markets for identical time deposits at the reporting date. Hence, in order to determine the fair value, the Company must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

For the year ended June 30, 2016, interest income from the restricted time deposits securing the bank loans was RMB7,050 and interest expense on the bank loans was RMB3,676.

Restricted time deposits are valued based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Derivative instruments

The Group estimated the fair values of derivative instruments using the discount cash flow methodology. The fair values of the forward contracts and cross currency interest rate swap contract were estimated based on quoted forward exchange prices at reporting date and the fair values of interest-rate swap agreements were estimated based on LIBOR yield curves at the reporting dates. The Group classifies the fair value measurement of these derivatives based on such inputs as Level 2 of fair value measurements.

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

The estimated fair values of other financial instruments subject to fair value disclosures are determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions and are categorized as Level 2 in the fair value hierarchy.

22.	SUBSEQUENT EVENTS

On July 13, 2016, the Company renewed the 2014 Facility 3. Pursuant to this renewed loan facility agreement, or the 2016 Facility 1, the maturity date of the US$18 million outstanding balances previously drawn down under 2014 Facility 3 was extended from July 24, 2016 to July 31, 2018. Interest will continue to be charged at a floating interest rate of one month LIBOR plus 1% per annum. The pledged time deposit of RMB133,428 that collateralized the 2014 Facility 3 was also extended to collateralize the 2016 Facility 1, and will be released upon the termination or expiration of this facility. Transaction cost of RMB1,966 was incurred to establish the 2016 Facility 1 and capitalized on the Company’s consolidated balance sheet, which will be amortized to interest expense through the consolidated statement of comprehensive income during contractual period. The agreement of the 2016 Facility 1 does not contain financial covenants or restrictions, except that the proceeds shall not be routed back to China.

ZHAOPIN LIMITED

Notes to the Consolidated Financial Statements

(in thousands, except for number of shares and per share data)

On July 27, 2016, Fuzhou Zhilian Advertising Co., Ltd was liquidated.

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries and VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 3(w)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of June 30, 2016, the total registered capital and statutory reserves of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB359,224. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs to satisfy any obligations of the Company.

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

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs”. The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

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

As of June 30, 2015 and 2016, there were no material commitments or contingencies, significant provisions for long term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets of Parent Company

	As of June 30
	2015	2016	2016
	RMB	RMB	US$ (Note 3(d))
ASSETS
Current assets:
Cash and cash equivalents	479,795	688,516	103,600
Restricted cash	6,103	-	-
Amounts due from a related party	858	437	66
Amounts due from subsidiaries and VIEs	4,145	4,145	624
Prepayments and other current assets	20,228	4,103	617
Total current assets	511,129	697,201	104,907
Non-current assets:
Investment in subsidiaries and VIEs	824,238	1,139,156	171,407
Total non-current assets	824,238	1,139,156	171,407
Total assets	1,335,367	1,836,357	276,314

	As of June 30
	2015	2016	2016
	RMB	RMB	US$ (Note 3(d))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	121,584	172,411	25,942
Amounts due to subsidiaries and VIEs	25,713	277,604	41,772
Salaries and welfare payable	9	9	1
Taxes payable	4,093	4,093	616
Accrued expenses and other current liabilities	5,472	3,306	497
Total current liabilities	156,871	457,423	68,828
Non-current liabilities:
Long-term bank loans	158,755	-	-
Total liabilities	315,626	457,423	68,828
Commitments and contingencies

Shareholders’ equity
Ordinary shares
(US$0.01 par value; 2,000,000,000 shares authorized as of June 30, 2015 and 2016 and 124,882,170 (including 39,955,627 Class A and 84,926,543 Class B) shares issued and outstanding as of June 30, 2015 and 2016, respectively)	7,296	7,485	1,126
Additional paid-in capital	1,491,387	1,546,833	232,750
Accumulated other comprehensive (loss)/income	(3,171)	16,565	2,493
Accumulated deficit	(475,771)	(191,949)	(28,883)
Total shareholders’ equity	1,019,741	1,378,934	207,486
Total liabilities and shareholders’ equity	1,335,367	1,836,357	276,314

Condensed Statements of Comprehensive Income of Parent Company

	For the Year Ended June 30
	2014	2015	2016	2016
	RMB	RMB	RMB	US$ Note 3(d)
Net revenues	-	-	-	-
Cost of services	-	-	-	-
Gross Profit	-	-	-	-
Operating expenses	(238)	(9,837)	(18,367)	(2,765)
Loss from operations	(238)	(9,837)	(18,367)	(2,765)
Interest expenses, net	(9,342)	(10,527)	(2,875)	(433)
Other expenses, net	(2,161)	905	-	-
Loss before income taxes and investments in subsidiaries and VIEs	(11,741)	(19,459)	(21,242)	(3,198)
Income tax expenses	-	-	-	-
Share of income from investments in subsidiaries and VIEs	197,631	270,677	305,064	45,903
Net income	185,890	251,218	283,822	42,705
Less: Income allocated to participating preferred shareholders	(708)	-	-	-
Net income attributable to ordinary shareholders	185,182	251,218	283,822	42,705
Comprehensive income:
Net income	185,890	251,218	283,822	42,705
Foreign currency translation adjustment, net of tax	992	(1,487)	19,736	2,970
Total comprehensive income	186,882	249,731	303,558	45,675

Condensed Statements of Cash Flows of Parent Company

	For the Year Ended June 30
	2014	2015	2016	2016
	RMB	RMB	RMB	US$ (Note 3(d))
Net cash provided by/(used in) operating activities	193,153	(10,506)	(19,358)	(2,913)
Cash flows from investing activities:
Cash paid for a business acquisition	(96,804)	-	-	-
Placement of time deposit	-	-	(63,408)	(9,541)
Maturity of time deposit	-	-	64,891	9,764
Release of restricted cash	14,872	-	-	-
Cash allocated to restricted cash	(8,024)	-	-	-
Net cash used in investing activities	(89,956)	-	1,483	223
Cash flows from financing activities:
Proceeds from IPO and CPP, net of expenses	515,301	-	-	-
Payment of accrued IPO and CPP expenses	-	(21,106)	-	-
Proceeds from exercise of over-allotment options, net of expenses	-	65,004	-	-
Proceeds from exercise of options	40,182	58,389	68,465	10,302
Dividends distributed to Zhaopin Limited’s shareholders	(147,650)	-	-	-
Proceeds of loans provided by subsidiary	-	-	250,000	37,616
Proceeds of bank loans	423,185	73,364	-	-
Repayment of bank loans	(415,925)	(214,459)	(130,904)	(19,697)
Payment of bank loan facility transaction costs	(375)	(148)	-	-
Settlement of derivative instruments	(5,121)	890	-	-
Net cash provided by/(used in) financing activities	409,597	(38,066)	187,561	28,221
Effect of foreign exchange rate changes on cash and cash equivalents	448	(260)	39,035	5,875
Net (decrease)/increase in cash and cash equivalents	513,242	(48,832)	208,721	31,406
Cash and cash equivalents, beginning of the year	15,385	528,627	479,795	72,194
Cash and cash equivalents, end of the year	528,627	479,795	688,516	103,600

Notes to the Condensed Financial Statements of Parent Company

(a)	The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rules 5-04 and 12-04.

(b)	The Company recorded its investment in its subsidiaries and VIEs under the equity method of accounting. Where the accumulated losses of the Company’s subsidiaries and VIEs exceeds the Company’s investment, the Company records accumulated losses in excess of its investment as a liability because a parent-subsidiary relationship exists. The Company recorded its share of the net income from the subsidiaries and VIEs as share of income from investments in subsidiaries and VIEs in its statements of comprehensive income.

(c)	The subsidiaries and VIEs did not pay any dividends to the Company for all years presented, except for the RMB224,100 of cash dividends distributed from Beijing Wangpin in October 2013. See Note 12 Taxation.

(d)	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

(e)	The Company did not have any significant commitments or contingencies, long-term obligations or guarantees as of June 30, 2016, except for those which have been separately disclosed in the consolidated financial statements, if any.

